FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 001-15276

Banco Itau Holding Financeira S.A.
(Itau Holding Financing Bank S.A.)
(Translation of Registrant's Name Into English)

Praca Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________________.

Enclosure:	Financial Statements
September 2006

Management Discussion and Analysis
September 2006

On May 1, Itaú and Bank of America Corporation entered into an agreement for the acquisition of the operations of BankBoston (BKB) and subsidiary companies in Brazil. On August 22, 2006, the operation was approved by Bacen and, on August 25, 2006, its implementation was approved as from September 1, 2006.

Please note that the data relating to previous periods shown in this report has been recalculated, due to the exclusion of non-recurring items.

Please note also that the pro forma reports of Itaucred take into consideration 100% of FAI - Financeira Americanas Itaú.

The tables in this report show the figures in millions. However, the variations were calculated using the figures in units.

Future expectations arising from a reading of this analysis must take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices and changes in the tax legislation).

2	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Highlights - Managerial Criteria	R$ Million (except where indicated)

Statements of Income	3rd Q./06	2nd Q./06	Jan-Sep./06	Jan-Sep./05

Net Income - Parent Company	71	1,498	3,029	3,827
Recurring Net Income - not including BKB	1,549	1,477	4,423	4,018
Managerial Financial Margin (1)	4,805	3,775	12,812	9,621
Managerial Financial Margin - not including BKB (1)	3,948	3,775	11,551	9,621

Income per Share (R$)

Consolidated Net Income per share (2)	0.06	1.35	2.57	3.43
Consolidated Recurring Net Income per share - not including BKB (2)	1.32	1.33	3.76	3.61
Number of Outstanding Shares - in thousands (2)	1,176,556	1,107,942	1,176,556	1,114,004
Book Value per share (2)	18.44	15.84	18.44	13.67
Dividends / JCP net of taxes (3) (R$ Million)	391	360	1,221	1,120
Dividends / JCP net of taxes (3) per share (2)	0.33	0.33	1.04	1.01
Market Capitalization (4) (R$ Million)	76,594	69,911	76,594	59,321
Market Capitalization (4) (US$ Million)	35,228	32,302	35,228	26,695

Performance Ratios (%)

Return on Average Equity - Annualized (5)	1.4%	35.1%	22.6%	34.7%
Recurring Return on Average Equity - not including BKB - Annualized (5)	31.6%	34.6%	33.0%	36.4%
Return on Average Assets - not including BKB - Annualized	3.4%	3.5%	3.5%	3.6%
Solvency Ratio (BIS Ratio)	16.8%	16.3%	16.8%	17.6%
Net Interest Margin - not including BKB (*)	11.7%	11.7%
Provision for Loan Losses / Nonperforming Loans	169%	164%	169%	200%
Efficiency Ratio - not including BKB	48.3%	44.5%	46.6%	50.4%

(*) New methodology detailed in the page 13.

Balance Sheet	Sep 30, 06	Jun 30, 06	Set 30, 05

Total Assets	206,935	172,413	145,939
Credit Operations	80,179	67,383	55,573
Sureties, Endorsements and Guarantees	9,690 89,869	7,401 74,783	6,044 61,616
Total Deposits	55,425	52,921	44,488
Stockholders’ Equity of Parent Company	21,693	17,555	15,229

Relevant Data

Assets Under Management	176,865	138,923	112,337
Employees (Units)	58,885	53,277	49,546
Active Customers (Million)	12.8	12.6	12.2
Products / Customer - not including BKB (Units)	5.1	5.1	5.1
Branches (Units) (6)	2,534	2,423	2,304
Branches - not including BKB (Units)	2,445	2,423	2,304
CSBs (Units)	775	779	776
Automated Teller Machines (Units)	22,762	22,502	21,552
Taií Branches (Units)	766	710	513

NB: Except where indicated otherwise, the above tables include the effects of the acquisition of BKB.
(1)	Described on page 4.
(2)	A stock split was carried out in Oct/05. The amounts of the previous periods have been adjusted for better comparability.
(3)	JCP – Interest on Net Equity. Amounts paid / Accrued (Note 15 - bII).
(4)	Calculated on the basis of the closing pricing for preferred shares.
(5)

The calculation of the Annualized Return of Average Stockholder’s Equity (ROE) was carried out by dividing the Net Income of the Parent Company by the Average Stockholders’ Equity of the Parent Company. This quotient was multiplied by the number of periods in the year to get the annualized ROE ratio.

(6)	Includes 99 Personnalité branches at 09/30/06, 96 at 06/30/06 and 89 at 09/30/05.

Main Market Shares - Sep/2006

Asset Management	17.4%
Automobile Finance *	21.1%
CPMF Collections	14.4%
Credit Cards	21.5%
Total Deposits *	8.0%
Insurance Premiums *	12.3%
Private Pension Plans *	9.8%

(*) Refers to June 2006. Sources: BACEN, Susep, Anbid, Abel, Federal Revenue and Abecs. The market share of insurance premiums does to include health insurance.
Macroeconomic Indices

	Sep 30, 06	Jun 30, 06	Sep 30, 05

EMBI Brazil Risk	233	254	344
CDI (in the Quarter)	3.5%	3.6%	4.7%
Exchange Rate (Var. in the Quarter)	0.5%	-0.4%	-5.5%
Exchange Rate (Quotation in R$)	2.1742	2.1643	2.2222
IGPM (in the Quarter)	0.8%	0.7%	-1.5%
Savings (TR + 6% p.y.)	2.1%	2.0%	2.4%

3	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Managerial Statement of Income

The consolidated results suffered the impacts of the acquisition of BKB and of a series of non-recurring events.  To allow a better comparison, the analyses of this report are done without considering these effects. Below, a table is shown with the statement of impacts on net income.

R$ Million

	Net of Tax

	3rd Q./06	2nd Q./06

Net Income	71	1,498

Effects of BKB Acquisition	1,764	—
BKB result from 05/01/06 to 09/30/06	(145)	—
Adjustments to the criteria of Itaú Holding (*)	194	—
Amortization of goodwill on BKB acquisition	2,598	—
(-) Tax effects on goodwill amortization	(883)	—
Net Income - not including BKB	1,835	1,498

Financial Margin from Banking Operations	(240)	(94)
Sale of Available for Sale Securities	(109)	(64)
Reversal of additional provision for securities	(119)	(66)
Hedge of BKB positions	(12)	36
Result from Loan Losses	—	13
Loans sold	—	(122)
Establishment of Exceeding Provision	—	66
Effects of the adaptation of Credicard’s provisioning criteria	—	69
Extraordinary Result	(46)	60
Capital gain on XL operation	(46)	—
Amortization of goodwill from BPI shares acquisition	—	98
Minority Interests	—	(38)
Total - Non Recurring Effects	(286)	(21)

Recurring Net Income - not including BKB	1,549	1,477

(*) Refers chiefly to standardization of credit risk procedures.

	Itaú	BKB	Total

Net Income	1,835	145	1,979
Non Recurring Effects	(286)	—	(286)
Net Income May-Jun./06	—	(101)	(101)
Net Income 3rd Q./06	1,549	43	1,592

To better show a comparison between Itaú’s balances in the second and third quarters of 2006, the Balance Sheet without BKB is presented with the investment on BKB in a specific account and without taking into consideration all the asset and liability accounts.

Regarding to the Statement of Income without BKB, the effect of the acquisition is shown in a single account, called “Effects of the Acquisition of BKB”, accordingly, without showing all the revenues and expenses in the consolidation.

BKB’s results for the period from May 1 to September 30, 2006 were included in Itaú’s results. Accordingly, the table on the left shows the contribution to Itaú’s net income from BKB in the period from July to September 2006.

Please note that the Management Discussion and Analysis Report is based on the Managerial Statement of Income, which is obtained after reclassifications made to the accounting statement of income.  The details related to the reclassifications carried out can be obtained from the Management Discussion and Analysis Report for June 2005 to March 2006.

Below, the table shows the managerial financial margin of the foreign exchange risk from Investments Abroad.
In the period, the real depreciated 0.5% in relation to the dollar. In the second quarter of 2006 the real appreciated 0.4%.

Compared to the Euro, the Real (local currency) appreciated 0.4% in the third quarter and depreciated 5.1% in the second quarter of 2006.

In the Management Discussion and Analysis Report, the goodwill amortization is shown as an item that follows the Income Tax and Social Contribution line, taking into consideration the associated tax impacts.

Managerial Financial Margin from Management of Foreign Exchange Risk on the Investments Abroad

R$ Millions

	3rd Quarter 2006				2nd Quarter 2006

	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes

Capital Investments Abroad (A)	6,030				5,816
Exchange Variation on Investments Abroad (B)		13		13		19		19
Effect of exchange risk management of investment abroad (C) = (D) + (E)		196	(73)	123		184	(68)	116

Assets Position in DI (D)	6,030	217	(81)	137	5,816	214	(79)	135
Liabilities Position in Foreign Currency (E)	(9,582)	(21)	8	(13)	(9,241)	(30)	11	(19)

Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		209	(73)	137		203	(68)	135

4	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Managerial Statement of Income

Managerial Adjustments Carried Out:

Adjustment 1: Distribution of the Foreign Exchange Variation of the Investments Abroad.
Adjustment 2: Tax Effect of the Hedge of the Investments Abroad.

R$ Million

	Banco Itaú Holding

3rd Quarter 2006	Accounting	BKB Acquisition Impact	Non-reccuring effects	Managerial Adjustments		Managerial

				Adjustment 1	Adjustment 2

Managerial Financial Margin	4,361		(367)	27	(73)	3,948
• Banking Operations	4,029		(367)			3,662
• Treasury	149		—			149
• Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects	183		—	27	(73)	137
Result from Loan Losses	(1,254)		—	0		(1,254)
Provision for Loan and Lease Losses	(1,509)		—	0		(1,509)
Recovery of Credits Written Off as Losses	255		—			255
Net Result from Financial Operations	3,107		(367)	27	(73)	2,694
Other Operating Income/ (Expenses)	(811)		3	(25)	9	(823)
Banking Service Fees	2,135		—	(1)		2,134
Result from Operations of Insurance, Capitalization and Pension Plans	296		—			296
Non-Interest Expenses	(2,878)		0	(8)		(2,886)
Tax Expenses for ISS, PIS and COFINS	(422)		3		9	(409)
Equity in the Earnings of Associated Companies	36		—	2		38
Other Operating Income	21		—	(17)		4
Operating Income	2,295		(363)	2	(64)	1,871
Non-Operating Income	56		(44)	(0)		12
Income before Tax and Profit Sharing	2,351		(407)	2	(64)	1,883
Income Tax and Social Contribution	(326)		121	(0)	64	(142)
Profit Sharing	(175)		—			(175)
Minority Interests	(15)		—	(2)		(17)
BKB - acquisition impact	(1,764)	1,764				—
Managerial Net Income	71	1,764	(286)	—	—	1,549

Managerial Financial Margin of the Foreign Exchange Risk of the Investments Abroad reconciliation (table on the preceding page); R$ 183 million + R$ 27 million = R$ 209 million.

R$ Million

	Banco Itaú Holding

2nd Quarter 2006	Accounting	Non-reccuring effects	Managerial Adjustments		Managerial

			Adjustment 1	Adjustment 2

Managerial Financial Margin	3,998	(145)	(9)	(68)	3,775
• Banking Operations	3,603	(145)			3,458
• Treasury	182				182
• Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects	212		(9)	(68)	135
Result from Loan Losses	(1,227)	20	1		(1,206)
Provision for Loan and Lease Losses	(1,444)	20	1		(1,423)
Recovery of Credits Written Off as Losses	217				217
Net Result from Financial Operations	2,771	(125)	(8)	(68)	2,569
Other Operating Income/ (Expenses)	(445)	100	(24)	9	(361)
Banking Service Fees	2,127		(0)		2,127
Result from Operations of Insurance, Capitalization and Pension Plans	292				292
Non-Interest Expenses	(2,809)	98	(0)		(2,711)
Tax Expenses for ISS, PIS and COFINS	(399)	2		9	(389)
Equity in the Earnings of Associated Companies	61		(24)		37
Other Operating Income	283				283
Operating Income	2,326	(25)	(32)	(60)	2,209
Non-Operating Income	29		0		29
Income before Tax and Profit Sharing	2,355	(25)	(32)	(60)	2,237
Income Tax and Social Contribution	(732)	42	2	60	(628)
Profit Sharing	(108)				(108)
Minority Interests	(16)	(38)	30		(24)
Managerial Net Income	1,498	(21)	—	—	1,477

Managerial Financial Margin of the Foreign Exchange Risk of the Investments Abroad reconciliation (table on the preceding page); R$ 212 million - R$ 9 million = R$ 203 million.

5	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary - Not Including BKB

Third Quarter of 2006

Net Income and Annualized Return on Average Equity

In the third quarter of 2006, we achieved a consolidated net income of R$ 1,549 million (without BKB and disregarding non-recurring events), which corresponds to a 4.9% increase compared to the second quarter of 2006 results. The stockholders’ equity of the parent company added up to R$ 21,693 million as of September 30, 2006, a 23.6% increase compared to the balance of June. Total assets corresponded to R$ 193,716 million, presenting a 12.4% increase in the period.

The annualized return on average stockholders’ equity reached 31.6%, and the annualized return on average total assets was 3.4%.

Credit Operations(*)

Loan Portfolio (*)

R$ Million

	With BKB				Variation (%)

	Sep 30, 06	Sep 30, 06	Jun 30, 06	Dec 31, 05	Sep06- Jun06	Sep06- Dec05

Individuals	37,571	36,241	33,992	28,471	6.6%	27.3%
Credit Card	7,976	7,501	7,372	7,216	1.8%	4.0%
Personal Loans	13,829	12,974	12,575	10,320	3.2%	25.7%
Vehicles	15,766	15,766	14,046	10,936	12.2%	44.2%
Businesses	46,558	38,122	36,128	34,744	5.5%	9.7%
Corporate	26,796	23,333	22,104	21,960	5.6%	6.3%
Small and middle market	19,762	14,788	14,024	12,784	5.5%	15.7%
Directed Loans	5,740	4,864	4,663	4,541	4.3%	7.1%

Total	89,869	79,227	74,783	67,756	5.9%	16.9%

The loan portfolio, including endorsements and sureties , reached R$ 79,227 million, presenting a 5.9% growth in the quarter. The highlight was the 12.2% increase in the balance of vehicle financing transactions, which reached R$ 15,766 million at the end of the quarter. Personal loans grew 3.2% to a total of R$ 12,974 million, while credit card transactions increased 1.8%, adding up to R$ 7,501 million.

Regarding to the loan portfolio, is important to emphasize the transactions with large companies which reached the balance of R$ 23,333 million, that corresponds to an increase of 5.6% in the third quarter of 2006. Loans to small and medium size companies added up to R$ 14,788 million, increasing 5.5% in the period.

Managerial Financial Margin

The growth of the managerial financial margin is basically associated with the combination of following factors: (i) the financial margin from banking operations grew as a result of the increase in the loan portfolio and the change in the customer and product mix; (ii) the financial margin from Treasury showed a reduction of R$ 33 million, due to losses on derivative instruments abroad.

BKB data - See pages 50 and 51 of Management Discussion and Analysis Report

6	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary - Not Including BKB

Third Quarter of 2006

NPL Ratio*-Individuals x Business

The increase of R$ 86 million in the expense for setting up the allowance for loan losses was a consequence of the loan portfolio growth. Also in the third quarter, the campaigns to renegotiate and recover overdue loans and financing resulted in an increase in the revenue from the recoveries. The nonperforming loan ratio reached 5.4%, which corresponds to a 0.3 point increase in the third quarter.  It would have been the same as the previous quarter’s 4.5%, had the formerly explained nonperforming ratio been observed. We believe that the levels of nonperformance will tend towards stability in the next few quarters.

Banking Service Fees

Banking service fees amounted to R$ 2,134 million in the third quarter of 2006, which corresponds to a rise of 0.3% compared with previous quarter. In the period, revenues from loans and guarantees issued had an increase of R$ 22 million, regarding to the growth in volumes of vehicle financing, leasing and credit installment. However, a R$ 10 million decrease in revenues from tax receipt services was observed, which suffered the impact of setting up the provision for delay in the receipt of fees from the INSS (Social Security Administration Office). Also there was a reduction of R$ 8 million from credit card revenues, affected by the fall in annual fees.

Non Interest Expenses

Non-interest expenses suffered the impact of the following factors: (i) increase of R$ 27 million in personnel expenses, social charges and benefits, as a result of the impact of the Collecting Bargaining Agreement, remembering that this agreement generated an expense of R$ 60 million (before the tax effects), recorded in the Profit Sharing account; (ii) an increase of R$ 21 million in severance expenses and labor law proceedings; (iii) a R$ 36 million increase in expenses for third party services, specially the consultancy services regarding the processes of acquiring and incorporating the BKB operation; (iv) a R$ 54 million increase in tax expenses, arising basically from the CPMF levied on debenture issue transactions. Disregarding the impact of the events above, the efficiency ratio would be 46.0% in the period.

Efficiency Ratio (%)(*)

Unrealized Profit/(Loss)

The reduction in the unrealized profit/loss in the results is mainly associated with the reversal of R$180 million in additional provision for securities and with the sale of part of the portfolio of securities available for sale, which contributed to a reduction of R$ 102 million in the adjustment to market value. Finally, the application of stress models to the consolidated credit portfolio (including BKB) indicated a need to expand the total balance of the allowance for loan losses. Accordingly, the exceeding provision over the minimum required to meet loan losses was raised by R$ 100 million , to a total of R$ 1,700 million; it should be remembered that this balance is not taken into consideration in determining the unrealized profit/loss.

7	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Consolidated Balance Sheet

R$ Million

	With BKB			Variation

ASSETS	Sep 30, 06	Sep 30, 06	Jun 30, 06	Sep 30, 05	Sep.06- Jun.06	Sep.06- Sep.05

Current and Long Term Assets	203,484	188,759	169,458	143,141	19,301	45,618
Cash and Cash Equivalents	3,555	2,881	2,402	2,053	478	828
Short Term Interbank Deposits	29,637	28,418	27,619	23,176	800	5,243
Securities and Derivative Financial Instruments	42,648	41,376	37,023	30,819	4,353	10,558
Interbank and Interbranch Accounts	15,195	13,722	13,801	12,006	(79)	1,716
Loans, Leasing Operations and Other Credits	80,179	71,189	67,383	55,573	3,807	15,617
(Allowance for Lean Losses)	(7,052)	(6,329)	(5,609)	(3,656)	(720)	(2,673)
Other Assets	39,323	37,502	26,840	23,171	10,662	14,331
Foreign Exchange Portfolio	21,771	20,930	12,084	9,739	8,846	11,192
Others	17,552	16,572	14,756	13,432	1,816	3,140
Permanent Assets	3,450	4,957	2,954	2,798	2,003	2,159
Investments	971	2,874	868	727	2,007	2,148
Fixed Assets	2,028	1,736	1,800	1,850	(64)	(114)
Deferred Changes	451	346	286	220	60	126

TOTAL ASSETS	206,935	193,716	172,413	145,939	21,304	47,778

R$ Million

	With BKB			Variation

LIABILITIES	Sep 30, 06	Sep 30, 06	Jun 30, 06	Sep 30, 05	Sep.06- Jun.06	Sep.06- Sep.05

Current and Long Term Liabilities	183,898	170,686	153,664	129,605	17,022	41,081
Deposits	55,425	52,474	52,921	44,488	(447)	7,986
Demand Deposits	13,757	12,316	11,190	10,274	1,127	2,043
Savings Account	20,900	20,005	19,306	18,564	699	1,441
Interbank Deposits	880	1,752	1,174	938	578	814
Time Deposits	19,889	18,401	21,251	14,712	(2,850)	3,689
Deposits Received under Securities Repurchase Agreements	35,076	33,443	27,606	20,433	5,837	13,010
Funds from Acceptances and Issue of Securities	7,568	7,224	6,791	4,753	433	2,471
Interbank and Interbranch Accounts	5,023	2,593	2,964	3,030	(371)	(437)
Borrowings and On-lendings	11,598	8,596	7,927	8,590	670	6
Derivative Financial Instruments	2,361	1,910	2,507	1,897	(597)	13
Technical Provisions for Insurance, Pension Plans and Cap.	17,534	17,534	16,409	13,486	1,124	4,048
Other Liabilities	49,314	46,912	36,539	32,928	10,372	13,984
Foreign Exchange Portfolio	21,941	21,014	12,308	10,099	8,706	10,915
Subordinated Debt	4,547	4,547	4,535	4,449	12	98
Others	22,825	21,350	19,696	18,380	1,654	2,970
Deferred Income	79	72	67	60	5	13
Minority Interest in subsidiaries	1,265	1,265	1,126	1,045	138	220
Stockholders’ Equity of Parent Company	21,693	21,693	17,555	15,229	4,138	6,464

TOTAL LIABILITIES	206,935	193,716	172,413	145,939	21,304	47,778

Deposits	55,425	52,474	52,921	44,488	(447)	7,986
Assets under Management	176,865	149,178	138,923	112,337	10,255	36,841
Total Deposits + Assets under Management	232,291	201,652	191,843	156,825	9,809	44,827

8	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Consolidated Statement of Income - not including BKB

R$ Million

					Variation

	3rd Q./06	2nd Q./06	Jan-Sep./06	Jan-Sep./05	3rd Q06- 2nd Q06	J-S06 - J-S05

Managerial Financial Margin	3,948	3,775	11,551	9,621	173	1,930
• Banking Operations	3,662	3,458	10,504	8,665	204	1,839
• Treasury	149	182	627	466	(33)	161
• Management of Foreign Exchange Risk from Investments
Abroad- net of tax effects	137	135	420	491	2	(70)
Result from Loan Losses	(1,254)	(1,206)	(3,616)	(1,868)	(48)	(1,748)
Provision for Loan and Lease Losses	(1,509)	(1,423)	(4,248)	(2,511)	(86)	(1,736)
Recovery of Credits Written Off as Losses	255	217	631	643	38	(12)
Net Result from Financial Operations	2,694	2,569	7,935	7,753	125	182
Other Operation Income (Expenses)	(823)	(361)	(1,835)	(2,061)	(463)	226
Banking Service Fees	2,134	2,127	6,383	5,617	7	765
Result from Operations of Insurance, Cap. and Pension Plans	296	292	813	581	3	233
Non-Interest Expenses	(2,886)	(2,711)	(8,375)	(7,550)	(175)	(825)
Tax Expenses for ISS, PIS and COFINS	(409)	(389)	(1,211)	(1,067)	(20)	(144)
Equity in the Earnings of Associated Companies	38	37	136	131	1	5
Other Operating Income	4	283	419	227	(279)	192
Operating Income	1,871	2,209	6,100	5,692	(338)	408
Non-operating Income	12	29	39	10	(17)	29
Income before Tax and Profit Sharing	1,883	2,237	6,139	5,701	(355)	437
Income Tax and Social Contribution	(142)	(628)	(1,175)	(1,225)	486	50
Profit Sharing	(175)	(108)	(450)	(337)	(67)	(113)
Minority Interests	(17)	(24)	(90)	(122)	8	32

Net Income of Parent Company	1,549	1,477	4,423	4,018	72	405

Number of shares outstanding (1) (in thousands)	1,176,556	1,107,942	1,176,556	1,114,004	68,613	62,552
Book value per share - (R$) (1)	18.44	15.84	18.44	13.67	2.59	4.77
Net Income per share - (R$) (1)	1.32	1.33	3.76	3.61	(0.02)	0.15

(1) In Oct/05, a stock split was carried out. The amounts of the previous periods were adjusted for better comparability.

Consolidated Statement of Income - including BKB

R$ Million

	With BKB

	3rd Q./06	Jan-Sep./06

Managerial Financial Margin	4,805	12,812
• Banking Operations	4,566	11,812
• Treasury	102	581
• Management of Foreign Exchange Risk from Investments
Abroad- net of tax effects	137	420
Result from Loan Losses	(1,686)	(4,198)
Provision for Loan and Lease Losses	(1,950)	(4,839)
Recovery of Credits Written Off as Losses	264	640
Net Result from Financial Operations	3,119	8,614
Other Operation Income (Expenses)	(1,051)	(2,077)
Banking Service Fees	2,393	6,641
Result from Operations of Insurance, Cap. and Pension Plans	296	813
Non-Interest Expenses	(3,519)	(9,000)
Tax Expenses for ISS, PIS and COFINS	(481)	(1,306)
Equity in the Earnings of Associated Companies	38	136
Other Operating Income	223	638
Operating Income	2,068	6,537
Non-operating Income	60	87
Income before Tax and Profit Sharing	2,127	6,623
Income Tax and Social Contribution	(142)	(1,262)
Extraordinary Results	(1,715)	(1,830)
Profit Sharing	(183)	(459)
Minority Interests	(17)	(44)

Net Income	71	3,029

Number of shares outstanding (in thousands)	1,176,556	1,176,556
Book value per share - (R$)	18.44	18.44
Net Income per share - (R$)	0.06	2.57

9	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary - Not Including BKB
Third Quarter of 2006

Income by Segment

Itaubanco

Itaubanco’s managerial financial margin suffered the impact of the following factors: (i) increase of R$ 168 million in the financial margin from banking operations, associated with the increase in the credit portfolio and the change in the customer and product mix; (ii) reduction of R$ 143 million in the financial margin from Treasury, arising from losses in the fixed interest positions utilized as the hedging of the market risk of commercial operations in Brazil and from a lower income from derivative instruments abroad, notably those used in the management of interest rate gaps, associated with the increase in the market value of securities available for sale abroad, the accounting impact of which occurs in stockholders’ equity. The increase in the expense connected to credit risk (NPL) is associated with the growth of the credit portfolio and the growth of overdue loans. Non-interest expenses showed an increase in the quarter from the expansion of the branch network and from the impact of tax expenses for CPMF associated with the issue of debentures. The expenses with income tax and social contribution on net income were affected by a deduction of interest on net equity in the quarter. The variation in the item Others reflects, among other factors, the profit sharing expense arising from the Collective Bargaining Agreement that occurred in the period.

Itaú BBA

The change in Itaú BBA’s managerial financial margin is associated with the treasury operations, where there was an increase of R$ 110 million in the financial margin, which reflects the results from the strategies for the domestic market, highlighting the local fixed interest rate positions and, in the international market, the positions in sovereign debt instruments. The results from loan losses showed a reversal of provision as a result of the revaluations of risk ratings. Non-interest expenses showed an increase compared with the previous quarter. This increase  is impacted by costs of analysis and absorption of BKB’s corporate business.

Itaucred

The increase of loans and financing granted had a positive effect on the revenues associated with the credit approval processes, contributing towards the growth in banking service fees. Non-interest expenses showed an increase, as a result of the increment in operational activities, the growth of the commercial network and expenses for IPVA (estate tax on vehicles) in the vehicle leasing transactions, which were not paid by the lessees and charged by the official bodies. With particular regard to Taií’s business, the third quarter of 2006 was marked by the expansion of the operation, with the inauguration of 58 new points of sale; 34 of these outlets corresponded to the beginning of operations in the Northeast, Center-West and South regions. It is important to emphasize that the Taií subsegment encompasses 100% of the operations of FAI - Financeira Americanas-Itaú and FIC - Financeira Itaú-CBD, partnerships in which Itaú hold a 50% share of the results.

Corporation

In the third quarter of 2006, the net income of the corporation was basically associated with the variation in the expense on income tax and social contribution on net income, which essentially reflects the constitution of a tax credit of goodwill already amortized, in view of the corporate reorganizations that have been carried out.

10	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary - not including BKB

Third Quarter of 2006

The pro forma financial statements of Itaubanco, Itaú BBA, Itaucred and Corporation segments, presented  below, are based on managerial information and reflect more accurately the performance of the  conglomerate’s various business units. Between the third and second quarters of 2006, the following variations were observed in the statements of income of Itaú’s segments.

PRO FORMA STATEMENT OF INCOME PER SEGMENT

R$ Million

	3rd Q./06	2nd Q./06	Variation	3rd Q./05

Itaubanco

Managerial Financial Margin	2,431	2,405	26	2,124
Result from Loan Losses	(978)	(871)	(107)	(657)
Banking Service Fees	1,704	1,708	(4)	1,653
Non-Interest Expenses[1]	(2,133)	(2,031)	(101)	(1,992)
Income Tax and Social Contribution	(207)	(389)	182	(191)
Other [2]	(74)	27	(101)	(152)

Net Income of Itaubanco (A)	744	849	(105)	785

Itaú BBA

Managerial Financial Margin	471	361	110	340
Result from Loan Losses	45	46	(2)	77
Banking Service Fees	115	110	5	100
Non-Interest Expenses[1]	(165)	(144)	(21)	(141)
Income Tax and Social Contribution	(103)	(116)	13	(50)
Other [2]	(45)	40	(85)	(39)

Net Income of Itaú BBA (B)	318	298	20	287

Itaucred

Managerial Financial Margin	916	922	(6)	635
Result from Loan Losses	(338)	(381)	43	(203)
Banking Service Fees	332	311	22	221
Non-Interest Expenses[1]	(542)	(508)	(33)	(459)
Income Tax and Social Contribution	(85)	(84)	(1)	(36)
Other [2]	(73)	(77)	5	(38)

Net Income of Itaucred (C)	210	182	28	120

Corporation

Managerial Financial Margin	130	87	42	232
Non- Interest Expenses[1]	7	(28)	35	(14)
Income Tax and Social Contribution	253	(39)	292	(21)
Other [3]	(113)	129	(242)	(37)

Net Income of Corporation (D)	277	149	128	160

NET INCOME OF ITAÚ (A) + (B) + (C) + (D)	1,549	1,477	71	1,352

(1)	Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes, and Other Operating Expenses.
(2)	Includes the Result from Insurance, Pension Plan and Capitalization Operations, Tax Expenses - ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income and Profit Sharing.
(3)

Includes Result from Doubtful Loans, Banking Service Fees, Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.

11	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income - Not Including BKB

Managerial Financial Margin

In this period, we are introducing a new statement for analyzing the managerial financial margin.  This table intends to show the breakdown of the financial margin with transactions associated with spreads (letter A of the table below) and with operations sensitive to changes in the basic interest rate (letter B of the table blow).

We emphasize that the breakdown mentioned before merely aims at clarifying the effects of interest rate on the positions of assets and liabilities in accordance with its characteristics. Please note that the Treasury acts in the management of the risks by means of hedges in the structured positions, using financial instruments, which results in a low exposure to market risk that is not measured here.

Analysis of the Managerial Financial Margin

R$ Million

	3rd Q./06			2nd Q./06			Financial Margin Variation

	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)

OPERATIONS NOT SENSITIVE TO VARIATION IN THE BASIC INTEREST RATE (A)	101,061	2,807	11.1%	93,766	2,573	11.0%	234
OPERATIONS SENSITIVE TO VARIATION IN THE BASIC INTEREST RATE (B)	26,844	940	14.0%	27,184	979	14.4%	(39)
Total (A+B) (Net Interest Margin)	127,905	3,747	11.7%	120,950	3,552	11.7%	195
Treasury Financial Margin		149			182		(33)
(-) Income of Capital Allocated to the Treasury		(85)			(94)		9
Financial Margin of Management of Foreign Exchange Risk		137			135		2
Total Managerial Financial Margin		3,948			3,775		173

The positive variation of R$ 173 million in the managerial financial margin can be explained, firstly, by the variation of margin with operations that are not sensitive to the variation of the Basic Interest Rate, which grew R$ 234 million in the quarter, as a result of the increase in the balance of loan transactions.

In addition, we observe the reduction in the financial margin from Treasury, as a result of losses with derivative instruments abroad, notably those used in managing interest. This strategy was associated with the increase in the surplus value of securities available for sale abroad, which accounting impacted stockholders’ equity in the financial statements.

Sensitivity Analysis

Still exploring the table above, we carried out a sensitivity analysis taking as a hypothesis a reduction of hundred basis points reduction in the basic interest rates. In this case, the result of the analysis indicated a reduction of R$ 67 million in the financial margin of the transactions sensitive to changes in the basic interest rate in the quarter and of R$ 268 million in the year.

R$ Million

Composition of the Average Balances	3rd Q./06	2nd Q./06

. Cash and Cash Equivalents + Interbank Deposits + Securities - Derivative Financial Instruments	48,650	44,850
. Interbank and Interbranch Accounts	13,761	13,636
. Net Foreign Exchange Portfolio	(154)	(208)
. Net Loans (*)	65,648	62,672

Earning Assets (a)	127,905	120,950

. Demand Deposits	11,753	11,436
. Floatings	5,384	5,910
. (-) Compulsory Deposits	(6,262)	(5,962)
. Contingent Liabilities - Contingent Assets	639	961
. Tax and Social Security Liabilities - Deposits in guarantee	4,105	3,788
. Working Capital (**)	11,224	11,051

Average of operations sensitive to variation in the basic interest rate (b)	26,844	27,184

Average of operations not sensitive to variation in the basic interest rate (c) = (a-b)	101,061	93,766

Note: The average balance is the arithmetic average between the final balances of the current and the previous quarter (*) Credit portfolio net of nonperforming loans. (**) Composed by Stockholders’ Equity + Minority Interest - Permanent Assets - Tax Credits.

R$ 26,844 million X 1%	=	R$ 268 million per year
or
R$ 67 million per quarter

13	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income - not including BKB

Results of Loan and Lease Losses

Analysis of Results from Loan Lossess

R$ Million

	3rd Q./06			2nd Q./062nd Q./06			Variation

	Individuals	Businesses	Total	Individuals	Businesses	Total	Total

(Increase)/Reversal of Generic Provision	(260)	26	(234)	(199)	6	(193)	(42)
(Increase)/Reversal of Specific Provision	(1,086)	(187)	(1,274)	(1,046)	(184)	(1,229)	(44)

Expenses for Provision for Loan Losses	(1,347)	(162)	(1,509)	(1,245)	(177)	(1,423)	(86)

Recovery of Credits Written Off as Losses			255			217	38

Result from Loan Losses			(1,254)			(1,206)	(48)

The rapid growth of the credit portfolio and the change in the loan and financing mix were, from 2003 onwards, the outstanding elements in Itaú’s activities. As the portfolios grew, the relationship with customers was intensified and began to privilege transactions with a proven low risk profile. The credit cycle started to be monitored by “crops”, and the application of specific credit policies to different customer clusters was intensified. The risk rating of the borrowers is based on proprietary behavior scoring models that evaluate the customers’ historical behavior compared to to the credit granted through the different types of product, without the interference of commercial criteria and filters. These models are frequently monitored by backtesting, verifications of the stability of the populations under evaluation and by checking the integrity of the systems used, as recommended by the Sarbanes-Oxley Act. Furthermore, th e situation of the customers is checked over on a daily basis, through the use of different information filters, which makes possible the immediate definition and adoption of specific new credit policies. As a result of the constant improvements to the processes associated with the credit cycle, we have maintained high rates of growth for the portfolio, together with an

Nonperforming Loans

R$ Million

Accounting Criterion	Sep 30, 06	Jun 30, 06

Total Nonperforming Loans (a)	3,852	3,423
Credit Portfolio (b)	71,189	67,383
NPL Ratio [ (a) / (b) ] x 100	5.4%	5.1%

Previous Criterion	Sep 30, 06	Jun 30, 06

Total Nonperforming Loans (a)	3,136	2,946
Credit Portfolio (b)	70,473	66,906
NPL Ratio [ (a) / (b) ] x 100	4.5%	4.4%

(a) Loans overdue for more than 60 days, and which did not accrue revenues.
(b) Endorsements and Sureties not included.

improvement in the risk profile of the new originations. Please note that the current levels of expense with allowance for loan losses reflect the costs associated with the change of the mix and the formation of a new customer base, and are particularly associated with older credit “crops”.  We believe that, as a result of the credit policies adopted, the expenses from credit risk of individual customers should stabilize in the next few quarters.

In the third quarter of 2006, the growth of the expense with setting up the allowance for loan losses for individual customers is basically associated with the increase in the total balance of the portfolio and the growth of overdue loans.

On the other hand, the reduction of the expenses from credit risk of business customers is connected, in part, with the reevaluations of the credit risk of corporate customers that showed an improvement in their performance indicators, contributing R$ 7 million to the increase in the reversal of general provision for business customers between the quarters.

The increase in the income from the recovery of loans written off as a loss is a consequence of the efforts exerted by the collection area in running campaigns to recover and renegotiate overdue loans.

The nonperforming loan ratio rose to 5.4% in the quarter, compared to the rate of 5.1% in the previous quarter. This increase is derived from the growth of overdue loans and also reflects the risks associated with the change of the mix and to the formation of the new customer base, as described above.  Please note that, as from the second quarter of 2006, we began to write off loans against the allowance only after a period of 180 days at risk level H. Had we adopted the previous criterion (more conservative) of writing off against the provision the balance of loans which we considered to be remotely recoverable, our nonperforming ratio would have stayed almost unchanged between the quarters, at 4.5%.

14	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income - not including BKB

The following tables show the expense for the allowance for loan losses and the levels of nonperforming loans in the various segments and subsegments.

Provision for Loan and Lease Losses

R$ Million

	3rd Q./06	2nd Q./06	Var. (%)

Itaubanco	(1,176)	(1,040)	13.0%
Banking	(1,029)	(910)	13.0%
Credit Cards - Account Holders	(147)	(130)	13.6%
Itaú BBA	44	38	17.8%
Itaucred	(395)	(421)	-6.0%
Vehicles	(174)	(175)	-0.9%
Credit Cards - Non-Account Holders	(104)	(154)	-31.9%
Taií	(117)	(92)	27.3%
Corporation	18	0	—
Total	(1,509)	(1,423)	6.0%

Nonperforming Loans by Segment

R$ Million

	Sep 30, 06			Jun 30, 06

	NPL	Portfolio	NPL Ratio	NPL	Portfolio	NPL Ratio

Itaubanco	2,314	29,003	8.0%	1,887	28,293	6.7%
Banking	2,078	25,184	8.3%	1,627	24,817	6.6%
Credit Cards - Account Holders	236	3,819	6.2%	259	3,476	7.5%
Itaú BBA	21	18,617	0.1%	38	17,853	0.2%
Itaucred	1,517	23,570	6.4%	1,498	21,236	7.1%
Vehicles	847	16,874	5.0%	803	14,956	5.4%
Credit Cards - Non-Account Holders	248	3,673	6.8%	352	3,543	9.9%
Taií	421	3,022	13.9%	344	2,737	12.6%
Total	3,852	71,189	5.4%	3,423	67,383	5.1%

Below is presented a table that highlights the division of the adjusted banking income by the average of the credit transactions, emphasizing the contribution from the change in the credit portfolio mix to the preservation of the financial margin.

Contribution of the Change of Mix of the Credit Portfolio

R$ Million

	3rd Q./06	2nd Q./06

Recurring Managerial Financial Margin - Banking Operations (A)	3,662	3,458
Banking Service Fees on Loans and Credit Cards (B)	881	866
Taxes Expenses for PIS and COFINS (C)	(211)	(201)
Banking Product (D = A + B + C)	4,332	4,123
Result from Loan Losses (E)	(1,254)	(1,206)

Banking Product after Result from Loan Losses (F = D + E)	3,078	2,918

Average Credit Operations (*) (G)	65,648	62,672

Adjusted Banking Product / Average Credit Operations - annualized (F/G)	18.8%	18.6%

(*) Net of nonperforming loans.

The surplus in the allowance for loan losses related to the amount overdue reached R$ 17 million in the third quarter of 2006.

The coverage ratio – represented by the division of the balance of the allowance for loan losses by the balance of loans overdue for more than 60 days – amounted to 164.3%, remaining practically unchanged compared to the previous quarter.

Abnormal Portfolio (*)

R$ Million

	Sep 30, 06	Jun 30, 06

Abnormal Portfolio	6,312	5,704
Provision for Loan Losses	(6,329)	(5,609)
Difference	17	(95)

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

Coverage Ratio(*)

15	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income - not including BKB

Banking Service Fees

R$ Million

					Variation

	3rd Q./06	2nd Q./06	Jan-Sep/06	Jan-Sep/05	3Q06 - 2Q06	J-S06 - J-S05

Asset Management	462	462	1,373	1,258	(1)	115
Mutual Fund Management Fees	451	435	1,320	1,216	15	104
Income from Administration of Consortia	11	27	53	41	(16)	11
Current Account Services	374	375	1,113	1,024	(1)	89
Credit Operations and Guarantees Provided	412	390	1,190	888	22	302
Credit Operations	387	364	1,111	821	23	290
Income from Guarantees Provided	26	26	79	67	(1)	13
Collection Services	197	207	629	619	(10)	10
Collection	103	103	315	295	(0)	19
Interbank Fees (Bills, Checks and Documents)	49	51	153	150	(2)	3
Tax Collection	45	53	161	174	(8)	(13)
Credit Cards	494	502	1,483	1,365	(8)	118
Others	195	190	595	464	4	131
Foreign Exchange Services	7	7	20	27	0	(7)
Brokerage Services	61	50	170	88	10	82
Income from Inquiries of the Serasa Databases	59	54	163	130	5	33
Custody Services and Managed Portfolios	22	21	62	47	1	15
Financial and Economic Advisory Services	20	19	60	30	1	30
Other Services	26	40	120	142	(13)	(22)

Total	2,134	2,127	6,383	5,617	7	765

The increase in revenues from Asset Management is due to the growth of the investment fund portfolio’s volumes.

The revenues from Consortium Management had in the last quarter an occasional effect from the settlement of the management fee of customers who left the consortium before the closure of their groups.

The growth of revenues from Credit Operations is basically derived from the increase in the volumes of vehicle financing and leasing transactions.

The Tax Receipt service fees had an increase of R$ 7 million this quarter, which was offset by the provision of R$ 15 million, due to the delay in the receipt of fees from the INSS.

Number of Active Clients (*) and Current Accounts

The revenues from Credit Cards were influenced by the increase in interchange revenue and by the reduction in annual fees revenue.

In this quarter, the increase in the volume of operations to coordinate the primary offering (underwriting) of stocks was the main factor for the growth of the revenues from Brokerage.

The coverage ratio expressed by Banking Service Fees over Non-Interest Expenses reached 74% in the third quarter of 2006, compared with 78% in the previous period. Taking only Personnel Expenses into consideration, Banking Service Fees presented a coverage ratio of 194%, compared to 201% in the second quarter of 2006.

Coverage Index of Banking Service Fees as a percentage
of Non-Interest Expenses (*)

16	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income - not including BKB

Non-Interest Expenses

R$ Million

					Variation

	3Q06	2Q06	Jan-Sep/06	Jan-Sep/05	3Q06 - 2Q06	J-S06 - J-S05

Personnel Expenses	1,102	1,058	3,292	2,990	44	302

Remuneration	612	596	1,815	1,621	16	194
Charges	191	186	559	509	5	50
Social Benefits	161	156	483	432	5	51
Training	17	21	47	41	(4)	6
Employee Termination and Labor Claims	120	99	387	322	21	65
Single Bonus	—	—	—	65	—	(65)

Other Administrative Expenses	1,374	1,289	3,891	3,524	86	367

Data Processing and Telecommunication	309	292	892	861	17	30
Depreciation and Amortization	144	139	422	434	4	(12)
Premises	193	183	557	466	10	91
Third-Party Services	255	219	691	604	36	87
Financial System Service	99	98	304	264	1	40
Advertising, Promotions and Publications	118	131	326	253	(13)	73
Transportation	57	54	162	140	3	22
Materials	52	48	147	116	5	31
Security	40	39	117	101	1	16
Legal and Judicial	16	16	48	54	(0)	(6)
Travel	15	16	42	34	(1)	8
Others	75	55	184	198	21	(14)

Other Operating Expenses	290	299	924	764	(9)	160

Provision for contingencies	81	107	288	332	(26)	(45)
Tax and Social Security	(26)	17	16	43	(42)	(27)
Civil Lawsuits	107	90	271	263	17	8
Others	0	1	1	26	(1)	(25)
Sales - Credit Cards	87	77	233	186	11	46
Claims	29	42	125	129	(14)	(4)
Others	93	72	279	117	20	163

Tax Expenses	120	66	267	272	54	(5)

CPMF	88	41	187	207	47	(20)
Other taxes	32	25	80	65	7	15

TOTAL NON-INTEREST EXPENSES	2,886	2,711	8,375	7,550	175	824

In the third quarter of 2006, non-interest expenses showed a 6.5% increase.

Personnel Expenses

In September 2006, the readjustment approved in this year’s Collective Bargaining Agreement (CBA) was reflected. The percentage granted was 3.5%  of bank employees’ salaries and benefits.

Non-Interest Expenses

This readjustment is also reflected in the social security charges (INSS and FGTS) and provisions for vacations and 13th salary.

Accordingly, the impact on personnel expenses in the quarter was 4.2%, including the expenses from labor law proceedings.

Number of Employees (*)

17	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income - not including BKB

On the other hand, expenses for training, which are historically higher in the second quarter due to encounters for improving commercial performance, were lower in the quarter ended in September.

Other Administrative Expenses

Other administrative expenses increased 6.6% compared to the previous quarter. Amongst the main variations that caused this increase are expenses for data processing, rentals of equipment and advisory / consultancy services in the recent corporate reorganizations, as well as in the process for acquiring BKB. On the other hand, expenses for advertising decreased, since the expenditure for publicity related to the FIFA World Cup was incurred in the previous quarter.

Other Operating Expenses

The main driver for the fall in other operating expenses was the revision of provisions for tax lawsuits connected with ISS.

Efficiency Ratio (1)

The efficiency ratio was 48.3%, which corresponds to a 3.8 percentage point increase compared to the second quarter. If the occasional increases are disregarded such as the CBA, terminations and labor law proceedings, third party services (acquisition of BKB) and CPMF, the ratio would be 46.0%.

Efficiency Ratio

Tax Expenses for CPMF and Other Taxes

The expenses for CPMF in the third quarter of 2006 showed an increase of 114.6% compared with the previous quarter. This increase was chiefly due  to the issuing of debentures and to internal corporate reorganizations. There was also, growth in the expense for IPVA (estate tax on vehicles) in vehicle leasing transactions, which were not paid by the lessees, and claimed by the official bodies.

Self Service / Electronic Banking (% of transactions)

Self-Service

Of the total volume of transactions that can be carried out via electronic self-service channels, only 14.8% were not carried out over these channels in September of 2006. In the 1980s, over 80% of this volume was transacted by other service channels.

Volume of Self-Service Transactions

(Quantity in million)

	ATM			Contact Centers
Period			Automated Programmed Debit			Home & Office Banking	Purchases Using Debit Card
	Usual Transaction	Warning (*)		Interactive Voice Response	Customer Service Agent			Total

2002	946	192	284	179	52	344	89	2,086

2003	1,033	586	302	188	53	440	121	2,723

2004	1,074	692	322	170	48	525	158	2,987

2005	1,108	656	375	173	67	646	203	3,228

1Q05	277	156	88	43	16	149	45	773
2Q05	272	158	92	43	17	157	46	784
3Q05	274	167	96	42	17	168	51	815
4Q05	285	175	99	46	17	172	61	855

2006	848	451	295	126	43	546	171	2,480

1Q06	284	156	99	43	16	178	56	831
2Q06	274	147	99	42	14	178	56	811
3Q06	290	148	97	40	14	190	59	838

(*)	Transaction through warning screen on ATM.

18	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income - not including BKB

Internet Banking Customers

The number of customers that accessed Internet Banking in each one of the three quarters of this year was practically the same.

Network History (*)

The expansion of the service network was kept. In September, 25,857 points of service, including ATMs, Branches and Costumer Service Branches was offered.

Tax Expenses for ISS, PIS and Cofins

The increase in tax expenses for ISS, PIS and Cofins was derived from the growth in operational activities subject to this taxation.

Income Tax and Social Contribution

The reduction in the net expense for income tax and social contribution on net income was mainly  due to the recording of an income tax credit on goodwill already amortized, in view of the internal corporate reorganizations carried out. Furthermore, there was a large deduction of interest on net equity in the quarter.

R$ Million

	3rd Q./06	2nd Q./06	Variation

Income before Income Tax and Social Contribution	2,351	2,355	(4)

Income Tax and Social Contribution at the rates of 25% and 9%, respectively, (A)	(799)	(801)	1

(Inclusions) Exclusions and Others (B)	473	68	404
Exchange Variation on Investments Abroad	4	7	(3)
Interest on Own Capital	156	71	86
Constitution of Tax Credit on Goodwill	252	0	252
Other	60	(9)	70

Sub Total (C) = (A) + (B)	(326)	(732)	406

Exclusion of Non-Recurring Effects	121	42	79
Reclassification of Exchange Variation on Investments Abroad (D)	(0)	2	(3)
Reclassification of Tax Effects from Hedge of Investments Abroad (E)	64	60	4

Income Tax and Social Contribution (C)+(D)+(E)	(142)	(628)	486

The change in the ratio (including the effects of BKB acquisition) resulting from the division of the balance of tax credits by the balance of stockholders’ equity was associated mainly with the constitution of a tax credit on amortized goodwill, which in terms of tax , follows specific rules for its deduction.

Deferred Tax Assets vs. Stockholders’ Equity (*) (%)

19	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements by Segment - not including BKB

Allocated Capital

The pro forma financial information has been adjusted in such a way as to evidence the impacts associated with the allocation of capital, using a proprietary model that considers the credit, market and operational risks, not failing to  consider the regulatory model and the fixed asset ratio.

This makes it possible to determine the Risk-Adjusted Return on Capital (RAROC), which corresponds to a measure of performance consistently adjusted to the capital needs to provide support for the risk of the asset and liability positions assumed.

The adjustments to the balance sheet and statement of income of the period were based on managerial information from the business units.

The Corporation column shows the result associated with the excess of capital and subordinated debt, as well as equity in the earnings of companies that are not associated to one of the segments. Moreover, the adjustment referring to minority interests in subsidiaries and the extraordinary result were allocated to the Corporation column.

The tax effects of the payment of interest on capital of each segment were reversed and reallocated proportionally to the amount of Tier 1 allocated capital, while the financial statements were adjusted such that the book stockholders’ equity was replaced by funding at market prices. Subsequently, the financial statements were adjusted to incorporate the revenues connected with the allocated capital. Finally, the cost of the subordinated debt and the respective remuneration at market prices were allocated proportionally to the segments, in accordance with the allocated Tier 1 capital.

Next, we show a diagram of the alterations carried out in the financial statements in such a way as to reflect the impacts of the allocation of capital.

21	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements by Segment - not including BKB

Below it is showed the pro forma financial statements of Itaubanco, Itaú BBA and Itaucred that use managerial information generated by the internal models, in such a way as to reflect more accurately the performance of the business

On September 30, 2006

R$ Million

	Banco Itaú Holding

ASSETS	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú

Current and Long-Term Assets	144,004	50,535	22,419	4,716	189,643
Cash and Cash Equivalents	2,739	141	—	115	2,881
Short-term Interbank Deposits	42,420	15,435	—	122	28,418
Short-term Interbank Deposits - Intercompany	17,583	11,460	—	—	—
Other	24,837	3,975	—	122	28,418
Securities	28,925	11,744	—	3,011	41,376
Interbank and Interbranch Accounts	13,717	36	—	0	13,722
Loans	29,004	18,617	23,570	—	71,189
(Allowance for Loan Losses)	(4,305)	(271)	(1,754)	—	(6,329)
Other Assets	31,504	4,833	604	1,468	37,502
Foreign Exchange Portfolio	18,070	3,676	—	—	20,930
Others	13,434	1,158	604	1,468	16,572
Permanent Assets	2,045	129	126	2,657	4,957

TOTAL ASSETS	146,049	50,665	22,546	7,373	193,716

	Banco Itaú Holding

LIABILITIES	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú

Current and Long-Term Liabilities	135,770	45,865	20,239	1,729	170,686
Deposits	53,645	23,277	2	—	52,474
Deposits - Intercompany	6,746	17,583	—	—	—
Other	46,899	5,694	2	—	52,474
Securities Repurchase Agreements	14,874	6,693	17,203	—	33,443
Securities Repurchase Agreements - Intercompany	4,714	581	—	—	—
Other	10,160	6,112	17,203	—	33,443
Funds from Acceptances and Issue of Securities	7,317	472	—	—	7,224
Interbank and Interbranch Accounts	1,990	634	0	—	2,593
Borrowings	2,408	6,076	112	—	8,596
Derivative Financial Instruments	1,270	1,982	—	45	1,910
Other Liabilities	36,731	6,731	2,922	1,683	46,912
Foreign Exchange Portfolio	18,114	3,716	—	—	21,014
Others	18,617	3,015	2,922	1,683	25,898
Technical Provisions of Insurance, Capitalization and Pension Plans	17,534	—	—	—	17,534
Deferred Income	57	16	—	0	72
Minority Interest in Subsidiaries	—	—	—	1,265	1,265
Allocated Capital Tier I	10,222	4,784	2,307	4,380	21,693

TOTAL LIABILITIES	146,049	50,665	22,546	7,373	193,716

NB:	The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

R$ Million

3rd Quarter/06	Banco Itaú Holding

	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú

Managerial Financial Margin	2,431	471	916	130	3,948
• Banking Operations	2,362	256	916	130	3,662
• Treasury	(29)	178	—	—	149
• Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects	98	38	—	—	137
Result from Loan Losses	(978)	45	(338)	17	(1,254)
Provision for Loan and Lease Losses	(1,176)	44	(395)	18	(1,509)
Recovery of Credits Written Off as Losses	198	0	57	(0)	255
Net Result from Financial Operations	1,453	516	578	147	2,694
Other Operating Income / (Expenses)	(375)	(64)	(277)	(108)	(823)
Banking Service Fees	1,704	115	332	(2)	2,134
Operating Result of Insurance, Capitalization and Pension Plans	296	0	(0)	—	296
Non-Interest Expenses	(2,133)	(165)	(542)	7	(2,886)
Tax Expenses for ISS, PIS and COFINS	(287)	(24)	(88)	(9)	(409)
Equity in the Earnings of Associated Companies	—	—	—	38	38
Other Operating Income	46	10	21	(141)	4
Operating Income	1,079	452	300	39	1,871
Non-Operating Income	11	(1)	(0)	3	12
Income Before Tax and Profit Sharing	1,089	451	300	42	1,883
Income Tax and Social Contribution	(207)	(103)	(85)	253	(142)
Extraordinary Results	—	—	—	—	—
Profit Sharing	(139)	(30)	(5)	(1)	(175)
Minority Interests	—	—	—	(17)	(17)
Net Income	744	318	210	277	1,549

(RAROC) - Return on Average Tier I Allocated Capital	29.2%	28.2%	38.5%	40.4%	31.6%

Efficiency Ratio	50.9%	28.9%	45.9%	29.7%	48.2%

NB:	Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.
The Itaucred segment includes 100% of FAI – Financeira Americanas Itaú.

22	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements by Segment - not including BKB

On June 30, 2006

R$ Million

	Banco Itaú Holding

ASSETS	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú

Current and Long-Term Assets	130,364	44,336	19,947	2,292	169,458
Cash and Cash Equivalents	2,266	136	—	0	2,402
Short-term Interbank Deposits	39,020	12,005	—	365	27,619
Short-term Interbank Deposits - Intercompany	14,702	8,619	—	—	—
Other	24,318	3,386	—	365	27,619
Securities	26,270	11,888	—	1,459	37,023
Interbank and Interbranch Accounts	13,799	30	—	0	13,801
Loans	28,293	17,853	21,236	—	67,383
(Allowance for Loan Losses)	(3,647)	(319)	(1,642)	—	(5,609)
Other Assets	24,363	2,744	352	468	26,840
Foreign Exchange Portfolio	11,302	1,789	—	—	12,084
Others	13,061	955	352	468	14,756
Permanent Assets	2,021	109	141	684	2,954

TOTAL ASSETS	132,384	44,445	20,088	2,976	172,413

	Banco Itaú Holding

LIABILITIES	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú

Current and Long-Term Liabilities	122,193	40,184	18,018	750	153,664
Deposits	52,577	20,052	1	—	52,921
Deposits - Intercompany	4,707	14,702	—	—	—
Other	47,870	5,350	1	—	52,921
Securities Repurchase Agreements	11,191	5,734	15,043	—	27,606
Securities Repurchase Agreements - Intercompany	3,912	250	—	—	—
Other	7,279	5,484	15,043	—	27,606
Funds from Acceptances and Issue of Securities	6,758	580	—	—	6,791
Interbank and Interbranch Accounts	2,279	714	0	—	2,964
Borrowings	2,235	5,595	96	—	7,927
Derivative Financial Instruments	1,346	2,891	—	38	2,507
Other Liabilities	29,398	4,619	2,877	911	36,539
Foreign Exchange Portfolio	29,398	4,619	2,877	911	36,539
Others	3,461	750	365	(41)	4,535
Technical Provisions of Insurance, Capitalization and Pension Plans	16,409	—	—	—	16,409
Deferred Income	56	11	—	—	67
Minority Interest in Subsidiaries	—	—	—	1,126	1,126
Allocated Capital Tier I	10,136	4,249	2,070	1,100	17,555

TOTAL LIABILITIES	132,384	44,445	20,088	2,976	172,413

NB:	The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

R$ Million

2nd Quarter/06	Banco Itaú Holding

	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú

Managerial Financial Margin	2,405	361	922	87	3,775
• Banking Operations	2,194	255	922	87	3,458
• Treasury	115	67	—	—	182
• Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects	96	39	—	—	135
Result from Loan Losses	(871)	46	(381)	0	(1,206)
Provision for Loan and Lease Losses	(1,040)	38	(421)	0	(1,423)
Recovery of Credits Written Off as Losses	169	9	39	—	217
Net Result from Financial Operations	1,534	407	541	87	2,569
Other Operating Income / (Expenses)	(218)	22	(272)	108	(361)
Banking Service Fees	1,708	110	311	(1)	2,127
Operating Result of Insurance, Capitalization and Pension Plans	292	0	0	—	292
Non-Interest Expenses	(2,031)	(144)	(508)	(28)	(2,711)
Tax Expenses for ISS, PIS and COFINS	(259)	(30)	(92)	(7)	(389)
Equity in the Earnings of Associated Companies	—	—	—	37	37
Other Operating Income	72	86	18	107	283
Operating Income	1,315	429	269	195	2,208
Non-Operating Income	10	(0)	(0)	19	29
Income Before Tax and Profit Sharing	1,326	429	269	214	2,237
Income Tax and Social Contribution	(389)	(116)	(84)	(39)	(628)
Extraordinary Results	—	—	—	(0)	(0)
Profit Sharing	(88)	(16)	(3)	(1)	(108)
Minority Interests	—	—	—	(24)	(24)
Net Income	849	298	182	149	1,477

(RAROC) - Return on Average Tier I Allocated Capital	34.8%	27.7%	35.5%	60.6%	34.6%

Efficiency Ratio	48.2%	27.4%	43.9%	15.0%	44.5%

NB:	Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.
The Itaucred segment includes 100% of FAI – Financeira Americanas Itaú.

23	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements by Subsegment - not including BKB

Set out below are the pro forma financial statements of the subsegments Banking, Credit Cards – Current Account Holders, Insurance, Pension Plans and Capitalization, Funds Management and Managed Portfolios of Itaubanco, adjusted in such a way as to reflect the impacts associated with the allocation of capital in each one of these subsegments.

On September 30, 2006

R$ Million

	Itaubanco

ASSETS	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans	Consolidated

Current and Long-Term Assets	118,596	5,193	20,215	144,004
Cash and Cash Equivalents	2,652	56	32	2,739
Short-term Interbank Deposits	42,387	33	—	42,420
Securities	10,040	780	18,104	28,925
Interbank and Interbranch Accounts	13,717	—	—	13,717
Loans	25,184	3,819	—	29,004
(Allowance for Loan Losses)	(3,901)	(404)	—	(4,305)
Other Assets	28,516	908	2,079	31,504
Permanent Assets	1,549	295	201	2,045

TOTAL ASSETS	120,145	5,488	20,417	146,049

	Itaubanco

LIABILITIES	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans		Consolidated

Current and Long-Term Liabilities	112,326	4,654	18,790	—	135,770
Deposits	53,645	—	—	—	53,645
Securities Repurchase Agreements	14,874	—	—	—	14,874
Funds from Acceptances and Issue of Securities	7,317	—	—	—	7,317
Interbank and Interbranch Accounts	1,990	—	—	—	1,990
Borrowings	2,295	113	—	—	2,408
Derivative Financial Instruments	1,270	—	—	—	1,270
Other Liabilities	30,934	4,541	1,257	—	36,731
Technical Provisions of Insurance, Capitalization and Pension Plans	—	—	17,534	—	17,534
Deferred Income	51	5	0	—	57
Minority Interest in Subsidiaries	—	—	—	—	—
Allocated Capital Tier I	7,767	829	1,626	—	10,222

TOTAL LIABILITIES	120,145	5,488	20,417	—	146,049

Pro Forma Financial Statement by Subsegment

R$ Million

	Itaubanco

3rd Quarter/06	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans	Portfolio under management and Mutual Funds	Consolidated

Managerial Financial Margin	1,952	279	201	—	2,431
• Banking Operations	1,882	279	201	—	2,362
• Treasury	(29)	—	—	—	(29)
• Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects	98	—	—	—	98
Result from Loan Losses	(849)	(129)	—	—	(978)
Provision for Loan and Lease Losses	(1,029)	(147)	—	—	(1,176)
Recovery of Credits Written Off as Losses	180	18	—	—	198
Net Result from Financial Operations	1,103	150	201	—	1,453
Other Operating Income / (Expenses)	(629)	36	107	111	(375)
Banking Service Fees	820	351	61	472	1,704
Transfer to Banking	216	—	—	(216)	—
Operating Result of Insurance, Capitalization and Pension Plans	72	—	223	—	296
Non-Interest Expenses	(1,569)	(291)	(152)	(121)	(2,133)
Tax Expenses for ISS, PIS and COFINS	(193)	(42)	(28)	(24)	(287)
Other Operating Income	25	17	3	—	46
Operating Income	474	186	308	111	1,079
Non-Operating Income	(38)	(0)	49	—	11
Income Before Tax and Profit Sharing	436	185	357	111	1,089
Income Tax and Social Contribution	5	(64)	(100)	(47)	(207)
Profit Sharing	(107)	(10)	(4)	(18)	(139)
Net Income	334	111	253	46	744

(RAROC) - Return on Average Tier I Allocated Capital	17.1%	53.4%	65.9%		29.2%

Efficiency Ratio	54.3%	48.0%	33.1%		50.9%

NB:	Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

24	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements by Subsegment - not including BKB

On June 30, 2006

R$ Million

	Itaubanco

ASSETS	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans	Consolidated

Current and Long-Term Assets	105,319	5,945	19,100	130,364
Cash and Cash Equivalents	2,167	80	19	2,266
Short-term Interbank Deposits	37,873	1,147	—	39,020
Securities	8,386	676	17,208	26,270
Interbank and Interbranch Accounts	13,799	—	—	13,799
Loans	24,817	3,476	—	28,293
(Allowance for Loan Losses)	(3,219)	(429)	—	(3,647)
Other Assets	21,495	994	1,873	24,363
Permanent Assets	1,414	403	203	2,021

TOTAL ASSETS	106,733	6,348	19,303	132,384

	Itaubanco

LIABILITIES	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans	Consolidated

Current and Long-Term Liabilities	98,830	5,509	17,853	122,193
Deposits	52,577	—	—	52,577
Securities Repurchase Agreements	11,191	—	—	11,191
Funds from Acceptances and Issue of Securities	6,758	—	—	6,758
Interbank and Interbranch Accounts	2,279	—	—	2,279
Borrowings	2,127	108	—	2,235
Derivative Financial Instruments	1,346	—	—	1,346
Other Liabilities	22,553	5,401	1,444	29,398
Technical Provisions of Insurance, Capitalization and Pension Plans	—	—	16,409	16,409
Deferred Income	55	0	0	56
Minority Interest in Subsidiaries	—	—	—	—
Allocated Capital Tier I	7,847	838	1,450	10,136

TOTAL LIABILITIES	106,733	6,348	19,303	132,384

Pro Forma Financial Statement by Subsegment

R$ Million

	Itaubanco

2nd Quarter/06	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans	Portfolio under management and Mutual Funds	Consolidated

Managerial Financial Margin	1,977	289	139	—	2,405
• Banking Operations	1,766	289	139	—	2,194
• Treasury	115	—	—	—	115
• Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects	96	—	—	—	96
Result from Loan Losses	(754)	(117)	—	—	(871)
Provision for Loan and Lease Losses	(910)	(130)	—	—	(1,040)
Recovery of Credits Written Off as Losses	156	13	—	—	169
Net Result from Financial Operations	1,223	172	139	—	1,534
Other Operating Income / (Expenses)	(506)	56	133	99	(218)
Banking Service Fees	849	354	53	453	1,708
Transfer to Banking	210	—	—	(210)	—
Operating Result of Insurance, Capitalization and Pension Plans	46	—	246	—	292
Non-Interest Expenses	(1,490)	(271)	(150)	(121)	(2,031)
Tax Expenses for ISS, PIS and COFINS	(161)	(52)	(24)	(23)	(259)
Other Operating Income	40	25	8	—	72
Operating Income	717	227	272	99	1,315
Non-Operating Income	4	0	6	—	10
Income Before Tax and Profit Sharing	721	228	278	99	1,326
Income Tax and Social Contribution	(185)	(76)	(88)	(41)	(389)
Profit Sharing	(63)	(8)	(3)	(13)	(88)
Net Income	473	144	187	45	849

(RAROC) - Return on Average Tier I Allocated Capital	24.8%	82.6%	52.8%		34.8%

Efficiency Ratio	50.3%	44.0%	35.6%		48.2%

NB:	Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

25	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Banking - not including BKB

The statement of income of the Banking subsegment of Itaubanco below is based on the pro forma financial statements of Banco Itaú.

R$ Million

Itaubanco - Branch Banking	3rd Q./06	2nd Q./06	Variation

Managerial Financial Margin	1,952	1,977	(26)
• Banking Operations	1,882	1,766	116
• Treasury	(29)	115	(143)
• Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects	98	96	2
Result from Loan Losses	(849)	(754)	(95)
Provision for Loan and Lease Losses	(1,029)	(910)	(118)
Recovery of Credits Written Off as Losses	180	156	24
Net Result from Financial Operations	1,103	1,223	(120)
Other Operating Income / (Expenses)	(629)	(506)	(123)
Banking Service Fees	1,036	1,059	(23)
Operating Result of Insurance, Capitalization and Pension Plans	72	46	26
Non-Interest Expenses	(1,569)	(1,490)	(79)
Tax Expenses for ISS, PIS and COFINS	(193)	(161)	(33)
Other Operating Income	25	40	(15)
Operating Income	474	717	(243)
Non-Operating Income	(38)	4	(41)
Income Before Tax and Profit Sharing	436	721	(285)
Income Tax and Social Contribution	5	(185)	190
Profit Sharing	(107)	(63)	(44)
Net Income	334	473	(139)

NB:	Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

The net income achieved by the Banking subsegment is associated with the following factors: the managerial financial margin from banking operations suffered an impact from the increase in the volume of credit transactions and the change in the customer and product mix, and the managerial financial margin from Treasury showed a reduction because of losses on fixed interest positions (interest rate futures) in Brazil and with derivative instruments abroad. The managerial financial margin from the management of the foreign exchange risk of the investments abroad remained practically unchanged in the period.

The subsegment’s expense from the provision for loan losses saw an increase, because of the increase in the balance of credit operations, as well as from the growth of overdue in loans to individuals. Efforts to collect them made the recovery of loans previously written off, grow between the quarters.

Banking service fees suffered the impact of the provision for delay in the receipt of fees from the INSS and the fall in the revenues from consortium management, since this quarter there was no repetition of the occasional effect arising from the settlement of the management fee from customers who left the consortium before the closure of their groups.

Non-interest expenses grew basically from the impact of the increase in the tax expenses arising from the levying of CPMF related to the issuing of debentures.

26	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Credit Cards - Account Holders - not including BKB

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

R$ Million

Itaubanco - Credit Cards - Account Holders	3rd Q./06	2nd Q./06	Variation

Managerial Financial Margin	279	289	(10)
Result from Loan Losses	(129)	(117)	(12)
Provision for Loan and Lease Losses	(147)	(130)	(18)
Recovery of Credits Written Off as Losses	18	13	6
Net Result from Financial Operations	150	172	(22)
Other Operating Income / Expenses	36	56	(20)
Banking Service Fees	351	354	(2)
Non-Interest Expenses	(291)	(271)	(20)
Tax Expenses for ISS, PIS and COFINS	(42)	(52)	10
Other Operating Income	17	25	(8)
Operating Income	186	227	(42)
Non-Operating Income	(0)	0	(1)
Income Before Tax and Profit Sharing	185	228	(43)
Income Tax and Social Contribution	(64)	(76)	12
Profit Sharing	(10)	(8)	(2)
Net Income	111	144	(32)

The net income from the Credit Card – Current Account Holders segment reached R$ 111 million in the third quarter of 2006, a 22.5% decline from the previous quarter, mostly due to results from loan losses and non-recurring interest expenses.

The higher volume of transactions gave rise to an increased receivables amount (purchases at sight and in installments), impacting results from loan losses. With respect to service fees, the growth in interchange revenue was offset by a reduction in annual fees, so that the total came out slightly below the prior quarter.

The increase in non-recurring interest expenses is mainly attributable to the employees’ salary adjustment of 3.5%.

The volume of transactions in the period totaled  R$ 4,667 million, growing by 2.7% from the prior quarter.

Quantity of Credit Cards

In September 2006, 81.9% of Itaucard accounts were active (accounts that received bills), and 79.6% of these customers used the credit cards in the previous month, charging an average of R$ 1,283.10 per account, in the quarter.

Volume of Transactions

The market share of the volume of transactions was computed based on total market figures provided by Associação Brasileira das Empresas de Cartões de Crédito e Serviços – Abecs (Brazilian Association of Credit Card and Service Companies).

Market-Share - Volume of Transactions

27	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Insurance, Pension Plans and Capitalization - not including BKB

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to identify the performance of the insurance-related businesses.

On September 30, 2006

R$ Million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated

Current and Long-Term Assets	2,867	16,239	1,236	20,215
Cash and Cash Equivalents	25	6	1	32
Securities	1,188	15,805	1,174	18,104
Other Assets	1,655	429	60	2,079
Permanent Assets	155	5	49	201

TOTAL ASSETS	3,023	16,244	1,284	20,417

R$ Million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated

Current and Long-Term Liabilities	2,493	15,256	1,176	18,790
Technical Provisions - Insurance	1,383	325	—	1,709
Technical Provisions - Pension Plans	1	14,740	—	14,741
Technical Provisions - Capitalization	—	—	1,091	1,084
Other Liabilities	1,108	191	85	1,257
Allocated Capital Tier I	530	988	109	1,626

TOTAL LIABILITIES	3,023	16,244	1,284	20,417

Statement of Income of the Segment

R$ Million

3rd QUARTER / 2006	Insurance	Life and Pension Plans	Capitalization	Consolidated

Revenues from Insurance, Pension Plans and Capitalization	524	1,259	174	1,953
Revenues from Insurance (a)	524	101	—	624
Revenues from Pension Plans (b)	—	1,159	—	1,159
Revenues from Capitalization (c)	—	—	174	170
Changes in Technical Reserves	(13)	(672)	(125)	(808)
Insurance (d)	(13)	1	—	(13)
Pension Plans (e)	—	(673)	—	(673)
Capitalization (f)	—	—	(125)	(122)
Pension Plan Benefits and Withdrawals (g)	—	(463)	—	(463)
Earned Premiums (h=a+d)	510	101	—	612
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	—	23	49	70
Retained Claims (j)	(285)	(27)	—	(312)
Selling Expenses (k)	(127)	(14)	(3)	(144)
Other Operating Income/(Expenses) of Insurance Operations (l)	(2)	(1)	(1)	(2)
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	97	82	45	223
Financial Margin	67	58	83	201
Service Fees	—	61	—	61
Non-Interest Expenses	(75)	(39)	(37)	(152)
Tax Expenses for ISS, PIS and COFINS	(16)	(8)	(4)	(28)
Other Operating Income	1	2	0	3
Operating Income	74	156	86	308
Non-Operating Income	18	1	2	49
Income Before Income Tax and Social Contribution	92	157	88	357
Income Tax / Social Contribution	(25)	(40)	(28)	(100)
Profit Sharing	(3)	(1)	—	(4)
Net Income	64	116	60	253

(RAROC) - Return over Tier I Allocated Capital	49.6%	50.3%	243.7%	65.9%

Efficiency Ratio	50.1%	19.8%	30.2%	33.1%

NB:	The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were eliminated at the consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

28	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Insurance, Pension Plans and Capitalization - not including BKB

On June 30, 2006

R$ Million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated

Current and Long-Term Assets	2,858	15,136	1,232	19,100
Cash and Cash Equivalents	16	2	1	19
Securities	1,399	14,688	1,185	17,208
Other Assets	1,442	446	46	1,873
Permanent Assets	157	5	49	203

TOTAL ASSETS	3,014	15,141	1,281	19,303

R$ Million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated

Current and Long-Term Liabilities	2,510	14,282	1,195	17,853
Technical Provisions - Insurance	1,354	332	—	1,687
Technical Provisions - Pension Plans	1	13,649	—	13,650
Technical Provisions - Capitalization	—	—	1,079	1,072
Other Liabilities	1,154	300	116	1,444
Allocated Capital Tier I	505	859	87	1,450

TOTAL LIABILITIES	3,014	15,141	1,281	19,303

Statement of Income of the Segment

R$ Million

2nd QUARTER / 2006	Insurance	Life and Pension Plans	Capitalization	Consolidated

Revenues from Insurance, Pension Plans and Capitalization	541	1,105	241	1,883
Revenues from Insurance (a)	541	122	—	664
Revenues from Pension Plans (b)	—	982	—	982
Revenues from Capitalization (c)	—	—	241	237
Changes in Technical Reserves	(23)	(494)	(182)	(696)
Insurance (d)	(23)	(15)	—	(38)
Pension Plans (e)	—	(478)	—	(478)
Capitalization (f)	—	—	(182)	(179)
Pension Plan Benefits and Withdrawals (g)	—	(483)	—	(483)
Earned Premiums (h=a+d)	518	107	—	626
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	—	21	59	79
Retained Claims (j)	(281)	(31)	—	(312)
Selling Expenses (k)	(130)	(13)	(3)	(146)
Other Operating Income/(Expenses) of Insurance Operations (l)	2	(2)	(1)	(0)
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	109	81	55	246
Financial Margin	51	54	31	139
Service Fees	—	53	—	53
Non-Interest Expenses	(82)	(38)	(29)	(150)
Tax Expenses for ISS, PIS and COFINS	(11)	(9)	(4)	(24)
Other Operating Income	5	3	1	8
Operating Income	71	145	54	272
Non-Operating Income	3	0	2	6
Income Before Income Tax and Social Contribution	75	145	56	278
Income Tax / Social Contribution	(23)	(45)	(19)	(88)
Profit Sharing	(3)	(0)	—	(3)
Net Income	48	100	37	187

(RAROC) - Return over Tier I Allocated Capital	38.6%	48.2%	175.7%	52.8%

Efficiency Ratio	53.5%	20.7%	34.6%	35.6%

NB:	The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.
The figures for VGBL are classified together with the figures for private pension plans.
The Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

29	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Insurance, Pension Plans and Capitalization - not including BKB

Insurance

The pro forma net income of the insurance companies reached R$ 64 million in the third quarter of 2006, compared with R$ 48 million in the previous quarter.

Earned premiums and retained claims remained unaltered from the previous quarter.

The managerial financial margin increased by R$ 16 million, primarily due to the upside obtained on the sale of government treasury bills index by US dollar  (R$ 12 million).

The charts below, which include the life insurance line of the Life and Pension Plan segment, depict the breakdown of the earned premiums by lines of insurance, among which automobile and life and personal accident lines stand out.

Breakdown of earned premiums

Combined Ratio

The combined ratio referring to insurance operations increased by 270 basis points from the prior quarter, due to the growth in the claim level in the transportation and residential lines, as well as other insurance-related operating expenses.

Combined Ratio

Number of Policies - Mass market products

The number of life and personal accident insurance policies grew to reach 1,459 thousand policies at the end of the third quarter of 2006.

The automobile line declined from 740 thousand policies in the second quarter of 2006 to 702 thousand in the third quarter. The reduction arises from the revision of the acceptance process, improving the portfolio profile.

The residential line increased from 554 thousand policies in the second quarter of 2006 to 564 thousand in the third quarter, reflecting the sales campaigns run in the period.

NB: The Charts of Insurance do not include the Itauseg Saúde companies and include the life line of insurance of Itaú Vida e Previdencia S.A.

30	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Insurance, Pension Plans and Capitalization - not including BKB

Private Pension Plans

The pro forma net income of the private pension plan companies amounted to R$ 116 million in the third quarter of 2006, up 16% from the prior quarter.

Revenues from private pension plans in the third quarter added up to R$ 1,159 million, increasing by 18.0% compared to the previous quarter, as a result of campaigns run in the period.

Life insurance premiums earned in the quarter totaled R$ 101 million, down 5.6% from the prior quarter.

Retained claims declined from R$ 31 million in the second quarter of 2006 to R$ 27 million in the third quarter.

Technical Provisions for Private Pension Plans

At the end of the third quarter of 2006, technical reserves reached R$ 14,740 million, growing by 8.0% compared to the prior quarter.

The chart below shows technical reserves by product and by guaranteed yield for participants.

Technical Provisions for Private Pension Plans by Product / Guarantee at 09/30/2006

					R$ Million

PRODUCT	GUARANTEED YIELD

	EXCLUSIVE FUNDS	IGP-M	TR	OTHER	TOTAL	%

VGBL	9,277	—	—	—	9,277	62.9%
PGBL	3,706	—	—	—	3,706	25.1%
TRADITIONAL	—	1,631	91	—	1,722	11.7%
DEFINED BENEFIT	—	—	27	—	27	0.2%
ACCESSORIES	—	—	—	8	8	0.2%
TOTAL	12,983	1,631	118	8	14,740	100.0%

At September 30, 2006, VGBL products accounted for 62.9% of technical reserves, while PGBL represented 25.1% of the total.

VGBL and PGBL products have their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on the yield achieved in the fund and is compensated for managing the resources.

Capitalization

The pro forma net income of the capitalization companies amounted to R$ 60 million in the third quarter of 2006, a 62.1% increase compared to the previous quarter. This growth is attributable to the increased managerial financial margin, which went from R$ 31 million in the second quarter of 2006 to R$ 83 million in the third quarter, as a result of the sale of variable income funds.

During the quarter, the portfolio comprised 4.5 million active bonds, as shown in the chart below.

Number of Capitalization Bonds -(PIC)

These bonds corresponded to technical reserves of  R$ 1,084 million.

Over the past 12 months, cash prizes amounting to R$ 27 million were distributed to customers whose bonds were drawn at random.

31	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Investment Funds and Managed Portfolio - not including BKB

The pro forma financial statements below were prepared based on internal management information and are intended to present the Investment Fund-related business performance.

			R$ Million

Itaubanco - Investment Funds and Managed Portfolios	3rd Q./06	2nd Q./06	Variation

Banking Service Fees	472	453	19
Mutual Fund Management Fees (*)	390	382	8
Brokerage Services	61	50	10
Custody Services and Managed Portfolios	22	21	1
Transfer to Banking	(216)	(210)	(6)
Non Interest Expenses	(121)	(121)	0
Tax Expenses for ISS, PIS and COFINS	(24)	(23)	(1)
Income before Tax and Profit Sharing	111	99	12
Income Tax and Social Contribution	(47)	(41)	(7)
Profit Sharing	(18)	(13)	(5)
Net Income	46	45	0

(*) Does not include income from Pension Plans Fund Management.
Note:The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, other operating expenses and tax expenses for CPMF and others.

In the third quarter of 2006, the net income of the Investment Fund and Managed Portfolio segment totaled R$ 46 million, in line with the prior quarter figure. The higher change was seen in revenues from Brokerage Services. The 20.7% growth is chiefly due to large Initial Public Offer (IPO) transactions.

In September, Itaú was elected the best Wholesale Fund manager by Exame magazine’s 2006 Personal Investment Guide.

Itaú Corretora

Itaú Corretora, whose management is independent from the fund management activities, handled R$ 11,046 million in transactions on Bovespa in the third quarter of 2006, in line with the previous quarter. On BM&F, contracts handled by Itaú Corretora amounted to 3.0 million, a 20.2% growth from the second quarter.

Through its Home Broker – www.itautrade.com.br – the volume of trades in the third quarter of 2006 reached R$ 1,051 million, increasing by 16.1% over the same period of 2005.

Also during the third quarter of 2006, Itaú Corretora completed the distribution of debentures issued by companies such as ALL, AutoBan, TAM, Ampla and Gafisa which, together with FIDC Cesp III, added up to a volume of trading of R$ 2,970 million, with a total

Assets Under Management

Market Share - Source: ANBID/Ranking Global - Consolidated Itaú + BKB

demand of approximately R$ 4,200 million. This helped to consolidate Itaú Corretora’s leadership position in the capital market.

In the International Fixed Income segment, the total volume was US$ 2,540 million, of which 60.0% corresponds to Brazilian government securities.

Institutional Investors

Itaú’s Institutional Investor segment ended the third quarter of 2006 with a total of R$ 47,106 million of assets under management, up 3.0% from the previous quarter and 14.8% from the third quarter of 2005.

32	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaú BBA - not including BKB

The pro forma income statement of Itaú BBA is shown below.

			R$ Million

Itaú BBA	3rd Q./06	2nd Q./06	Variation

Managerial Financial Margin	471	361	110
• Banking Operations	256	255	0
• Treasury	178	67	110
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	38	39	(0)
Result from Loan Losses	45	46	(2)
Provision for Loan and Lease Losses	44	38	7
Recovery of Credits Written Off as Losses	0	9	(9)
Net Result from Financial Operations	516	407	109
Other Operating Income / (Expenses)	(64)	22	(86)
Banking Service Fees	115	110	5
Non-Interest Expenses	(165)	(144)	(21)
Tax Expenses for ISS, PIS and COFINS	(24)	(30)	7
Other Operating Income	10	86	(76)
Operating Income	452	429	23
Non-Operating Income	(1)	(0)	(1)
Income before Tax and Profit Sharing	451	429	22
Income Tax and Social Contribution	(103)	(116)	13
Profit Sharing	(30)	(16)	(14)
Net Income	318	298	20

Note: The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

The financial margin in the third quarter of 2006 stood at R$ 471 million, increasing by 30.6% compared with the prior quarter.

The financial margin on banking operations totaled R$ 256 million in the third quarter of 2006, remaining unaltered from the prior quarter.

The treasury financial margin grew by R$ 110 million, reflecting Itaú BBA’s strategy in the domestic market, in particular with respect to local fixed rate positions and, in the international market, positions in sovereign debt securities.

Noteworthy was the excellent quality level of the loan portfolio, with 98.5% of loans classified under “AA”, “A” and “B” risk levels, according to the criteria set forth in Resolution 2682 of the Brazilian Central Bank. In this context, a reversal of R$ 45 million was recorded in the third quarter of 2006 in the allowance for loan losses, primarily because of risk rating reassessments.

Accordingly, the net result from financial intermediation, in the amount of R$ 516 million, increased by 26.6% quarter-on-quarter.

Service revenues totaled R$ 115 million in the third quarter of 2006, increasing by 4.7% compared to the prior quarter.

Non-interest expenses of R$ 165 million showed an increase of 14.5% in comparison to the previous quarter. Is worthy to mention that this increase is mainly due to the impact of costs of analysis and absorption of BKB´s corporate business.

As a result of the above, the pro forma net income of Itaú BBA reached R$ 318 million in the third quarter of 2006, growing by 6.7% from the previous quarter, representing an annualized return on allocated average capital (Tier 1) of 28.2% in the period.

33	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaucred - not including BKB

Next, we show Itaucred´s pro forma financial statements, which make use of management information generated by the in-house models, so as to reflect more precisely the performance of the business units.

On September 30, 2006

				R$ Million

ASSETS	Itaucred

	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred

Current and Long-Term Assets	16,096	3,580	2,743	22,419
Credit Operations	16,874	3,673	3,022	23,570
(Allowance for Loan Losses)	(1,143)	(220)	(391)	(1,754)
Other Assets	364	127	112	604
Permanent Assets	55	7	65	126

TOTAL ASSETS	16,151	3,587	2,808	22,546

				R$ Million

LIABILITIES	Itaucred

	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred

Current and Long-Term Liabilities	14,893	2,961	2,385	20,239
Deposits	2	—	—	2
Securities Repurchase Agreements	14,400	677	2,127	17,203
Borrowings	112	—	0	112
Other Liabilities	380	2,284	258	2,922
Allocated Capital Tier I	1,258	626	423	2,307
Allocated Capital Tier I of Itaú	1,258	626	309	2,193
Allocated Capital Tier I of CBD and Lojas Americanas	—	—	114	114

TOTAL LIABILITIES	16,151	3,587	2,808	22,546

Statement of Income

				R$ Million

3rd Quarter/06	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred

Managerial Financial Margin	444	306	165	916
Result from Loan Losses	(151)	(91)	(97)	(338)
Provision for Loan and Lease Losses	(174)	(104)	(117)	(395)
Recovery of Credits Written Off as Losses	23	14	20	57
Net Result from Financial Operations	293	216	69	578
Other Operating Income / (Expenses)	(69)	(81)	(127)	(277)
Banking Service Fees	143	155	35	332
Non-Interest Expenses	(188)	(208)	(145)	(542)
Tax Expenses for ISS, PIS and COFINS	(41)	(30)	(18)	(88)
Other Operating Income	17	2	2	21
Operating Income	224	134	(58)	300
Non-Operating Income	(0)	—	(0)	(0)
Income Before Tax and Profit Sharing	224	134	(58)	300
Income Tax and Social Contribution	(67)	(41)	23	(85)
Profit Sharing	(2)	(3)	(0)	(5)
Net Income	155	91	(35)	210
Net Income of Itaú	155	91	(21)	225
Net Income of CBD and Lojas Americanas	—	—	(14)	(14)

(RAROC) - Return on Average Tier I Allocated Capital	47.7%	76.8%	-34.0%	38.5%

Efficiency Ratio	33.5%	48.1%	78.9%	45.9%

Note:	The Itaucred Taií subsegment includes 100% of FAI - Financeira Americanas Itaú.
The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

34	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaucred - not including BKB

On June 30, 2006

				R$ Million

ASSETS	Itaucred

	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred

Current and Long-Term Assets	14,192	3,257	2,497	19,947
Credit Operations	14,956	3,543	2,737	21,236
(Allowance for Loan Losses)	(1,008)	(355)	(279)	(1,642)
Other Assets	244	70	38	352
Permanent Assets	73	9	60	141

TOTAL ASSETS	14,265	3,266	2,556	20,088

				R$ Million

LIABILITIES	Itaucred

	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred

Current and Long-Term Liabilities	12,920	2,948	2,149	18,018
Depósitos	1	—	0	1
Securities Repurchase Agreements	12,397	788	1,858	15,043
Borrowings	88	8	0	96
Other Liabilities	434	2,152	291	2,877
Allocated Capital Tier I	1,345	318	407	2,070
Allocated Capital Tier I of Itaú	1,345	318	279	1,942
Allocated Capital Tier I of CBD and Lojas Americanas	—	—	128	128

TOTAL LIABILITIES	14,265	3,266	2,556	20,088

Statement of Income

				R$ Million

2nd Quarter/06	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred

Managerial Financial Margin	465	313	144	922
Result from Loan Losses	(152)	(143)	(86)	(381)
Provision for Loan and Lease Losses	(175)	(154)	(92)	(421)
Recovery of Credits Written Off as Losses	23	11	6	39
Net Result from Financial Operations	313	170	58	541
Other Operating Income / (Expenses)	(62)	(107)	(102)	(272)
Banking Service Fees	142	139	30	311
Non-Interest Expenses	(171)	(221)	(115)	(508)
Tax Expenses for ISS, PIS and COFINS	(39)	(35)	(18)	(92)
Other Operating Income	7	10	1	18
Operating Income	252	63	(45)	269
Non-Operating Income	(0)	0	(0)	(0)
Income Before Tax and Profit Sharing	252	63	(45)	269
Income Tax and Social Contribution	(81)	(20)	17	(84)
Profit Sharing	(2)	(1)	0	(3)
Net Income	169	41	(28)	182
Net Income of Itaú	169	41	(19)	191
Net Income of CBD and Lojas Americanas	—	—	(9)	(9)

(RAROC) - Return on Average Tier I Allocated Capital	53.7%	36.5%	-33.2%	35.5%

Efficiency Ratio	29.8%	51.8%	73.8%	43.9%

Note: The Itaucred Taií subsegment includes 100% of FAI - Financeira Americanas Itaú.
The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

35	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaucred - not including BKB

Vehicles

The reduction in net income of Itaucred’s Vehicle subsegment is related to the increase in the non-interest expenses. In the period we had higher expenses with IPVA (estate tax on vehicles) of vehicle leasing operations in which lessees had not paid the tax. We had also the increase in personnel expenses due to the collective union agreement. Also, was verified an important increase in the operating activities of the segment, contributing to the increase in the non-interest expenses.

Credit cards - Non Current Account Holders

Service income went up basically due to greater interchange arising from the increased volume of transactions in the third quarter of the year.

The decline in non-interest expenses in the quarter was chiefly due to the absence of advertising expenses seen in the prior quarter in connection with the spin-off of the Credicard company.

Taií

Taií’s credit card balance reached R$ 3,022 billion in the third quarter of 2006, growing by 10.4% compared to the prior quarter, with 5.0 million customers as of September 30, 2006. Of the 58 new points-of-sale opened during the period, 34 are located in the Northeast, Central-West and South regions, launching Taií’s operations in these areas.

This result was achieved through the following operations:

Financeira Itaú

Taií’s own store network was expanded to include 46 new points-of-sale during the quarter, comprising 13 stores in the Northeast, 10 in the Central-West, 11 in the South and 12 in the Southeast of Brazil, totaling 210 points-of-sale. The focus on personal loans to the lower income population led the portfolio to reach R$ 270 million in the period, a 21.6% growth compared to the prior quarter.

Taií - Credit Portfolio

		R$ Million

	3rd Q./06	2nd Q./06	Variation

FIT	270	222	48
FIC	788	762	26
FAI	144	113	31
Consignment	1,819	1,640	179
Total	3,022	2,737	284

Financeira Itaú-CBD

At the end of the third quarter of 2006, this company, a partnership between Itaú and Companhia Brasileira de Distribuição, had 326 points-of-sale at the Pão de Açúcar, Extra, Extra-Eletro, CompreBem and Sendas business units. In July, the product portfolio was expanded with the launch of personal loans to the lower income segment. In addition to the new product, the credit portfolio includes personal loans with check guarantee, CDC, private label credit cards, Visa and Mastercard cards, extended warranty, financial protection insurance, and loss and theft insurance. This product set generated a credit portfolio of R$ 788 million, representing a 3.4% increase compared to the prior quarter.

Financeira Americanas Itaú

Under the partnership with Lojas Americanas S.A., formed in July 2005, 12 new stores were opened during the third quarter of 2006, raising the total number of points-of-sale to 230, serving both Lojas Americanas’ and Americanas Express’ customers.  At the end of the period, in addition to the offer of personal loans with check guarantee, personal loans to lower income segments, and private label credit cards, the company launched the International and Electronic versions of VISA and Mastercard cards.  The credit portfolio reached R$ 144 million, a 27.2% increase from the prior quarter.

Consignment Credit

Payroll Credit is granted under a cooperation agreement between Itaú and BMG, while Taií is in charge of distribution. The segment has today approximately  425 thousand customers and a R$ 1,819 million portfolio, up 10.9% from the prior quarter.

It should be pointed out that the subsegment Taií contains 100% of FAI - Financeira Americana-Itaú and FIC - Financeira Itaú-CBD operations, partnerships in which we have 50% of participation in the results.

Taií - Net Income

		R$ Million

	3rd Q./06	2nd Q./06	Variation

FIT	(21)	(22)	2
FIC	(23)	(13)	(10)
FAI	(5)	(6)	1
Consignment	14	12	2
Total	(35)	(28)	(6)

36	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Risk Management

Risk Management - not including BKB

Market Risk

Itaú regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, with a view to achieving the best risk/return ratio for its stockholders.

Banco Itaú Holding Financeira S.A.

The table below shows the Global consolidated VaR of Banco Itaú Holding Financeira, which includes the portfolios of Itaú BBA, Banco Itaú Europa, Banco Itaú Buen Ayre, as well as the Itaú structural portfolio. Itaú´s and Itaú BBA´s portfolios are looked at in conjunction, segregated by risk factor. A significant diversification of the risks of the business units can be seen, which makes it possible for the conglomerate to keep total exposure to market risk at very small levels, when compared to its capital.

Banco Itaú Holding VaR (*)

		R$ Million

	Sep 30, 06	Jun 30, 06

Fixed Rate	14.0	24.7
Benchmark Rate (TR)	4.6	6.1
Inflation Rates	7.0	15.1
Dollar Coupon Rate	7.0	13.3
Foreign Exchange (**)	12.7	46.4
Private and Sovereign Securities	21.2	13.7
Equities	13.1	24.4
Libor	0.8	0.9

Banco Itaú Europa	1.1	0.9
Banco Itaú Buen Ayre	0.3	0.1

Diversification Impact	(39.0)	(52.6)

Global VaR (**)	42.8	93.0

(*)VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.
(**) Considering the effects of tax adjustments.
Note: On 09/30/06, without giving effect to the Proprietary Desk portfolio.

Banco Itaú

The Structural Gap showed a reduction in Global VaR on September 29, 2006, mainly as a result of a reduced foreign exchange exposure. During the quarter, all risk factors showed lower volatility than in the prior quarter.

Structural Gap Itaú VaR

		R$ Million

	Sep 30, 06	Jun 30, 06

Fixed Rate	6.1	8.9
Benchmark Rate (TR)	4.6	6.1
Inflation Rates	5.0	10.9
Dollar Coupon Rate	5.6	11.8
Foreign Exchange (*)	3.0	38.1
Equities	12.0	19.9

Diversification Impact	(18.4)	(35.6)

Global VaR (*)	18.0	60.1

(*)Considering the effects of tax adjustments.

During the quarter, Stress VaR stood on average at  R$ 168 million, reaching R$ 264 million at the end of the period. The main exposures contributing to this position were those in the fixed rate domestic  market, followed by dollar-linked transactions.

Stress VaR of the Proprietary Desk of Itaú

		R$ Million

	Sep 30, 06	Jun 30, 06

Stress VaR Global	(263.8)	(316.0)

Maximum Global VaR in the quarter	(356.0)	(523.4)
Medium Global VaR in the quarter	(168.3)	(278.0)
Minimum Global VaR in the quarter	0.0	(51.6)

Global Overseas risk increased due to the higher volatility seen in the secondary securities market and related specific risks. This more uncertain environment had no impacts on the quarter average VaR, owing to the conservative risk management stance taken.

Overseas VaR

		US$ Million

	Sep 30, 06	Jun 30, 06

Private and Sovereign Securities	8.9	6.2
Libor	0.4	0.4

Diversification Impact	(0.3)	(0.1)

Global VaR	9.0	6.6

Maximum Global VaR in the quarter	9.0	7.8
Average Global VaR in the quarter	6.3	6.8
Minimum Global VaR in the quarter	5.0	5.8

Banco Itaú BBA

Itaú BBA’s desks are independent from their counterparts at Itaú, and carry positions in order to optimize the risk-weighted return. As seen in prior periods, Itaú BBA maintains a low exposure to market risk in relation to its capital.

Banco Itaú BBA VaR

		R$ Million

	Sep 30, 06	Jun 30, 06

Fixed Rate	8.5	16.3
Dollar Coupon Rate	3.6	5.3
Foreign Exchange (*)	9.6	7.4
Equities	2.2	5.9
Sovereign	5.9	4.8

Diversification Impact	(8.6)	(4.9)

Global VaR (*)	21.1	34.9

Maximum Global VaR in the quarter	39.2	43.0
Average Global VaR in the quarter	25.6	26.4
Minimum Global VaR in the quarter	13.4	13.4

(*) Considering the effects of tax adjustments.

38	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Risk Management - not including BKB

Securities Portfolio

History of Securities Portfolio

								R$ Million

	Sep 30, 06%		Jun 30, 06%		Dec 31, 05%		Variation (%)

							Sep06-Jun06	Sep06-Dec05

Public Securities - Domestic	10,040	24.3%	7,640	20.6%	6,638	20.0%	31.4%	51.3%
Public Securities - Foreign	1,431	3.5%	932	2.5%	629	1.9%	53.5%	127.6%
Total Public Securities	11,471	27.7%	8,573	23.2%	7,267	21.9%	33.8%	57.9%
Private Securities	14,084	34.0%	13,245	35.8%	12,781	38.6%	6.3%	10.2%
PGBL/VGBL Funds Quotas	12,980	31.4%	11,902	32.1%	10,215	30.8%	9.1%	27.1%
Derivative Financial Instruments	2,842	6.9%	3,485	9.4%	3,236	9.8%	-18.4%	-12.2%
Additional Provision	—	0.0%	(180)	-0.5%	(370)	-1.1%	-100.0%	-100.0%

Total Securities	41,376	100.0%	37,023	100.0%	33,128	100.0%	11.8%	24.9%

The growth of the balance of the securities and derivative financial instruments portfolio is due to the growth of 6.3% in the private securities portfolio, to the 33.8% growth in the public securities portfolio and to the growth of 9.1% in the balance of the PGBL/VGBL quotas. Also, during the period, of the

Private Securities Portfolio and Credit Portfolio

The total balance of private securities plus credit portfolio amounted to R$ 93,311 million, a 6.0% increase from the end of the prior quarter.

balance of additional allowance for securities, in the amount of R$ 180 million, was reversed due to the market risk prospects.

Of the total portfolio, public securities accounted for 27.7%, while private securities represented 34.0%.

Funds Intended for the economic agents

					R$ Million

Sep 30, 06

Risk Level	AA	A	B	C	D - H	Total

Euro Bonds and Similar	4,480	261	191	0	49	4,980
Certificates of Deposit	2,658	161			—	2,819
Debentures	925	578	114		—	1,617
Shares	1,008	130	21	8	0	1,168
Promissory Notes	115	45	597	67	—	824
Other	1,686	561	290	135	3	2,675
SubTotal	10,873	1,737	1,212	210	52	14,084
Credit Operations(*)	16,181	33,930	15,905	4,044	9,167	79,227
Total	27,054	35,667	17,117	4,254	9,219	93,311
% of Total	29.0%	38.2%	18.3%	4.6%	9.9%	100.0%

					R$ Million

Jun 30, 06

Risk Level	AA	A	B	C	D - H	Total

Euro Bonds and Similar	4,070	300	267	13	47	4,697
Certificates of Deposit	2,830	148			—	2,978
Debentures	868	575	117		—	1,561
Shares	1,089	77	7	10	1	1,184
Promissory Notes	42	58	252	47	—	398
Other	1,283	470	538	133	3	2,427
SubTotal	10,181	1,629	1,181	203	50	13,245
Credit Operations(*)	15,956	30,979	15,232	4,288	8,329	74,783
Total	26,137	32,607	16,413	4,492	8,380	88,028
% of Total	29.7%	37.0%	18.6%	5.1%	9.5%	100.0%

(*) Endorsements and Sureties included.

39	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Risk Management - not including BKB

Credit Risk

Credit Portfolio

During the quarter, Itaú maintained actions relating to credit extension and monitoring, in order to enhance quality and seek the best risk/return ratio on transactions. Such initiatives led to the continuing growth in the portfolio. The acquisition of the BKB operations is expected to contribute with economies of scale in the mid-size and large company segment, in addition to expanding a high-quality credit card customer base.

Credits rated as “AA” to “B” risk level represented 83.3% of the total portfolio at September 30, 2006, compared to 83.1% in the prior quarter. At that same date, credits in foreign currencies corresponded to

15.8% of the total portfolio, a 0.9 percentage point growth in comparison with June of 2006.

In September 2006, Retail Trade customers represented the largest concentration of portfolio risk, accounting for 5.3% of the total. The following sectors posted the most significant growth rates during the third quarter of 2006: Energy Generation and Distribution (up R$ 613 million), Food and Beverage (up R$ 401 million), Agriculture and Cattle Raising (up R$ 355 million), Steel and Metals (up R$ 298 million), Contractors and Real Estate Agents (up R$ 225 million), and Pulp and Paper (up R$ 208 million).

40	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Risk Management - not including BKB

Credit Portfolio Development Consolidated by Client Type and Currency

							R$ Million

Total	Sep/2006	Jun/2006	Dec/2005	Sep/06 - Jun/06		Sep/06 - Dec/05

	Balance	Balance	Balance	Balance	%	Balance	%

Individuals	36,241	33,992	28,471	2,249	6.6%	7,770	27.3%
Credit Card	7,501	7,372	7,216	129	1.8%	285	4.0%
Personal Loans	12,974	12,575	10,320	400	3.2%	2,655	25.7%
Vehicles	15,766	14,046	10,936	1,720	12.2%	4,830	44.2%
Businesses	38,122	36,128	34,744	1,994	5.5%	3,378	9.7%
Corporate	23,333	22,104	21,960	1,230	5.6%	1,374	6.3%
Small and Medium-Sized Companies	14,788	14,024	12,784	764	5.5%	2,004	15.7%
SubTotal	74,363	70,120	63,215	4,243	6.1%	11,148	17.6%
Mandatory Loans	4,864	4,663	4,541	201	4.3%	323	7.1%
Rural Loans	2,996	2,750	2,653	246	8.9%	343	12.9%
Mortgage Loans	1,868	1,913	1,888	(45)	-2.4%	(20)	-1.0%
Total	79,227	74,783	67,756	4,444	5.9%	11,471	16.9%

Local Currency

Individuals	36,108	33,873	28,343	2,235	6.6%	7,764	27.4%
Credit Card	7,501	7,372	7,213	129	1.8%	289	4.0%
Personal Loans	12,840	12,455	10,195	385	3.1%	2,646	26.0%
Vehicles	15,766	14,046	10,936	1,720	12.2%	4,830	44.2%
Businesses	25,775	25,145	24,234	630	2.5%	1,541	6.4%
Corporate	14,043	13,966	14,039	77	0.6%	4	0.0%
Small and Medium-Sized Companies	11,732	11,179	10,194	553	4.9%	1,538	15.1%
SubTotal	61,883	59,018	52,577	2,865	4.9%	9,306	17.7%
Mandatory Loans	4,849	4,652	4,532	197	4.2%	317	7.0%
Rural Loans	2,996	2,750	2,653	246	8.9%	343	12.9%
Mortgage Loans	1,853	1,902	1,879	(48)	-2.5%	(25)	-1.4%
Total	66,732	63,670	57,109	3,062	4.8%	9,623	16.9%

Foreign Currency

Individuals	134	119	128	14	12.1%	6	4.5%
Credit Card	—	—	3	—	0.0%	(3)	-100.0%
Personal Loans	134	119	125	14	12.1%	9	7.2%
Vehicles	—	—	—	—	0.0%	—	—
Businesses	12,347	10,983	10,510	1,364	12.4%	1,837	17.5%
Corporate	9,290	8,138	7,920	1,152	14.2%	1,370	17.3%
Small and Medium-Sized Companies	3,056	2,845	2,590	212	7.4%	467	18.0%
SubTotal	12,481	11,102	10,638	1,378	12.4%	1,842	17.3%
Mandatory Loans	15	11	9	3	30.5%	6	61.8%
Rural Loans	—	—	—	—	0.0%	—	—
Mortgage Loans	15	11	9	3	30.5%	6	61.8%
Total	12,495	11,114	10,647	1,382	12.4%	1,848	17.4%

Note: Includes endorsements and sureties. Vehicle financing transactions where the assignor is co-obligor were reclassified to the “Large Corporation” group.

Credit Portfolio by Client Type and Risk Level

										R$ Million

Sep 30, 2006	AA	A	B	C	D	E	F	G	H	Total

Individuals	1	19,140	8,247	1,815	1,974	1,507	1,350	426	1,782	36,241
Credit Card	0	1,615	3,869	564	504	391	158	105	295	7,501
Personal Loans	0	3,744	3,606	744	1,282	1,033	1,129	268	1,169	12,974
Vehicles	0	13,782	772	506	188	83	62	53	318	15,766
Businesses	14,840	12,641	6,939	2,024	544	420	258	84	370	38,122
Corporate	12,620	8,099	2,328	137	73	52	1		22	23,333
Small and Medium-Sized	2,219	4,543	4,611	1,886	471	368	257	84	348	14,788
Subtotal	14,840	31,782	15,186	3,839	2,518	1,927	1,608	510	2,153	74,363
Mandatory Loans	1,341	2,148	719	206	97	167	50	45	92	4,864
Total	16,181	33,930	15,905	4,044	2,615	2,094	1,658	555	2,245	79,227

41	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Risk Management - not including BKB

Participation of Payroll Credit in the Credit Portfolio - Itaú x Market

Deposits

At September 30, 2006, the reduction in the balance of deposits is attributable to a change in the fund raising mix in the quarter, since funding via CDBs was reduced, while funding in the open market was increased, by means of debentures issued by Itaú.

Breakdown of the Credit Portfolio

Accordingly, the balance of term deposits decreased by 13.4% while funds raised in the open market grew by 21.1%n. Deposits in savings accounts increased by 3.6% in the third quarter.

Deposits Balance

								R$ Million

	Sep 30, 06%		Jun 30, 06%		Dec 31, 05%		Variation (%)

							Sep06-Jun06	Sep06-Dec05

Demand deposits	12,316	14.1%	11,190	13.8%	12,689	17.0%	10.1%	-2.9%
Savings deposits	20,005	22.9%	19,306	23.9%	19,783	26.4%	3.6%	1.1%
Interbank deposits	1,752	2.0%	1,174	1.5%	646	0.9%	49.2%	171.4%
Time deposits	18,401	21.1%	21,251	26.3%	17,402	23.3%	-13.4%	5.7%

Total Deposits	52,474	60.1%	52,921	65.4%	50,520	67.5%	-0.8%	3.9%

Securities Repurchase Agreements - Own Issue	23,252	26.6%	16,989	21.0%	15,036	20.1%	36.9%	54.6%
Funds from Acceptances and Issue of Securities	7,224	8.3%	6,791	8.4%	4,961	6.6%	6.4%	45.6%
On-lendings	4,343	5.0%	4,188	5.2%	4,305	5.8%	3.7%	0.9%

Obrigações por Repasses	87,293	100.0%	80,889	100.0%	74,821	100.0%	7.9%	16.7%

Solvency

At September 30, 2006, the solvency ratio (BIS Ratio) stood at 16.8%. This comfortable position with respect to the capital required to support the bank transactions also makes room for a consistent business expansion. It should be noted that, to allow for market comparability, we have changed the computation of the solvency ratio, as described in Note 3 to the Consolidated Financial Statements.

42	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Balance Sheet per Currency - not including BKB

Balance Sheet per Currency (*)

The Balance Sheet per Currency shows the balances linked to the local and foreign currencies.  At September 30, 2006, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability in the total of US$ 2,088 million. It should be pointed out that our gap management policy considers the tax effects of this position. As the result of exchange variations on foreign investments is not taxed, our hedge (liability position in exchange derivatives) is in excess of the assets hedged, so that the total results of our exchange exposure, net of tax effects, is virtually nil and consistent with the strategy of low risk exposure adopted by Itaú.

						R$ Million

			Sep 30,06			Jun 30,06

Assets	Business in Brazil					Business in Brazil Foreign Currency

	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad

Cash and Cash Equivalents	2,881	2,416	2,167	249	487	201
Short-term Interbank Deposits	28,418	22,719	21,833	886	5,913	1,211
Securities	41,376	33,104	32,566	539	11,634	468
Loan and Leasing Operations	64,860	58,910	55,127	3,783	6,494	3,703
Other Assets	51,224	50,415	39,362	11,053	1,264	7,353
Foreign Exchange Portfolio	20,930	21,329	10,342	10,988	0	7,264
Other	30,293	29,086	29,021	65	1,264	89
Permanent Assets	4,957	11,016	4,356	6,661	705	6,321
TOTAL ASSETS	193,716	178,581	155,411	23,170	26,498	19,258
DERIVATIVES - CALL POSITIONS
Futures				8,737		4,479
Options				4,867		5,038
Swaps				7,525		5,530
Other				4,161		3,768

TOTAL ASSETS AFTER ADJUSTMENTS (a)				48,460		38,073

			Sep 30,06			Jun 30,06

Liabilities	Business in Brazil					Business in Brazil Foreign Currency

	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad

Deposits	52,474	45,766	45,763	2	6,933	1
Deposits Received under Securities Repurchase Agreements	33,443	32,013	32,013	0	1,432	0
Funds from Acceptances and Issue of Securities	7,224	7,456	3,591	3,864	3,062	3,632
Borrowings and On-lending	8,596	5,439	3,832	1,607	3,668	2,254
Derivative Financial Instruments	1,910	1,286	1,286	0	627	0
Other Liabilities	49,505	46,154	35,177	10,976	4,019	7,176
Foreign Exchange Portfolio	21,014	21,413	11,250	10,163	0	6,105
Other	28,491	24,741	23,927	814	4,019	1,071
Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	17,534	17,534	17,534	0	0	0
Deferred Income	72	61	61	0	12	0
Minority Interest in Subsidiaries	1,265	1,181	1,181	0	84	0
Stockholders’ Equity	21,693	21,693	21,693	0	6,661	0
TOTAL LIABILITIES	193,716	178,581	162,131	16,450	26,498	13,064
DERIVATIVES - PUT POSITIONS
Futures				16,992		11,253
Options				3,709		3,349
Swaps				13,580		13,284
Other				1,584		1,388

TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				52,316		42,337

FOREIGN EXCHANGE POSITION (c = a - b)				(3,856)		(4,264)
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS’ (d)				(684)		(662)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS’ (c + d) R$				(4,540)		(4,926)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS’ (c + d) US$				(2,088)		(2,276)

(*) Excludes transactions between local and foreign business.

43	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Activities Abroad - not including BKB

Activities Abroad

Itaú has a significant overseas footprint and is prominent among private capital economic groups with activities abroad, even more so with the opening of Itaú Asia Securities in Hong Kong, allowing for direct transactions in the Asian capital markets. The bank has strategically located facilities in the Americas, Europe and Asia, providing valuable synergies in trade finance, placing Eurobonds, offering sophisticated financial transactions (Structured Notes), and private banking activities in Luxembourg, as well as International Cash Management and international wire transfers.

At September 30, 2006, consolidated overseas investments, including non-financial activities, totaled R$ 6,661 million (US$ 3,063 million).

Highlights – Units Abroad

			R$ Million

UNIT ABROAD	Sep 30,06	Jun 30,06	Comments on the variation in the quarterly results

Branches Abroad
Assets	6,725	7,107	Lower income from derivative financial instruments mainly in the future and option markets, offset by the higher appreciation of available for sale securities recorded in the Stockholders’ Equity
Stockholders’ Equity	1,857	1,839
Net Income accumulated in the Financial Year	67	95
Net Income in the Quarter	(28)	54
Quarterly annualized ROA	-1.6%	3.0%
Quarterly annualized ROE	-6.0%	11.7%

Itau Bank, Ltd.
Assets	3,015	3,842	Higher income from securities portifolio and derivative financial instruments, mainly in the future and forward markets.
Stockholders’ Equity	1,203	1,192
Net Income accumulated in the Financial Year	(33)	(38)
Net Income in the Quarter	5	(16)
Quarterly annualized ROA	0.6%	-1.7%
Quarterly annualized ROE	1.6%	-5.3%

Banco Itaú Buen Ayre S.A.
Assets	1,343	1,323	Lower income due to higher investments in publicity and with installations.
Stockholders’ Equity	218	218
Net Income accumulated in the Financial Year	10	9
Net Income in the Quarter	1	4
Quarterly annualized ROA	0.2%	1.1%
Quarterly annualized ROE	1.0%	6.6%

Banco Itaú Europa S.A. Consolidated
Assets	8,682	7,948	Lower income from securities portifolio.
Stockholders’ Equity	1,181	1,156
Net Income accumulated in the Financial Year	85	69
Net Income in the Quarter	15	21
Quarterly annualized ROA	0.7%	1.0%
Quarterly annualized ROE	5.2%	7.2%

Subsidiaries of Banco BBA (1)
Assets	11,533	9,971	Higher income from treasury operations.
Stockholders’ Equity	2,167	1,919
Net Income accumulated in the Financial Year	132	109
Net Income in the Quarter	23	22
Quarterly annualized ROA	0.8%	0.9%
Quarterly annualized ROE	4.3%	4.6%

1)

Perobá Ltd. (formerly BBA - Creditanstalt Bank Ltd.), Banco Itaú BBA S.A. - Nassau Branch, Banco BBA S.A. - Sucursal Uruguai, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., AKBAR—Markting e Servi;os Ltda. (extinguished on August 31, 2006).

44	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Activities Abroad - not including BKB

Trade Line Raising

Our extensive relationship with correspondent banks provides us with a great power of penetration and diversification of the origin of funds which, combined with our superior understanding of the Brazilian economy fundamentals, leads to a substantially larger offer and increased tenors, while funding costs are kept at historically low levels.

Trade Line Distribution

Group/Country	Participation

Europe	62%
United States	20%
Latin America	13%
Canada	3%
Asia	3%

During the third quarter of 2006, the bank completed a US$ 50 million A/B Loan transaction with a seven-year tenor with the Interamerican Investment Corporation (IIC-BID), intended to fund social-environmental projects in Brazil. HypoVereinsbank and WestLB acted as B-Lenders, for an amount of  US$ 40 million.

Performance of Over-Libor spread on trade lines (%p.y.)

At:	Due To:

	180 days	360 days

Mar 31,06	0.150%	0.200%
Jun 30,06	0.150%	0.200%
Sep 30,06	0.150%	0.200%

Main Issues Outstanding(1)

In the third quarter of 2006, Itaú increased its volume of fund raising by issuing US$200 million under a Money Order Securitization program and € 300 million through Banco Itaú Europa S.A..

US$ Million

Instrument	Coordinator	Balance at Jun 30, 06	Issues in the Quarter	Amortizations in the Quarter	Balance at Sep 30,06	Issue Date	Maturity Date	Coupon%

Fixed Rate Notes (2)	Merrill Lynch	262	-	-	254	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100	-	-	100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80	-	-	80	11/09/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch	105	-	-	105	11/25/2003	09/20/2010	5.010%
Fixed Rate Notes	ABN Amro Bank and Itaubank	125	-	-	125	01/31/2005	01/31/2008	4.375%
Floating Rate Notes(3)	Banca IMI and Royal Bank of Scotland	192	-	(192)	0	07/24/2003	07/24/2006	Euribor(8) + 0.55%
Floating Rate Notes	Itaubank	393	-	-	393	12/31/2002	03/30/2015	Libor(7) + 1.25%
Floating Rate Notes(4)	Itaú Europa, HypoVereinsbank and ING Luxembourg	256	-	-	254	06/25/2004	07/12/2007	Euribor(8) + 0.45%
Floating Rate Notes	Merrill Lynch	105	-	-	105	07/07/2004	03/20/2011	Libor(7) + 0.65%
Floating Rate Notes(4)	HypoVereinsbank and ING	256	-	-	254	06/22/2005	06/22/2010	Euribor(8) + 0.375%
Floating Rate Notes	Calyon	135	-	(33)	102	06/30/2005	09/20/2008	Libor(7) + 0.30%
Floating Rate Notes	Calyon	200	-	-	200	06/30/2005	09/20/2012	Libor(7) + 0.20%
Floating Rate Notes	Dresdner Bank	0	200	-	200	09/20/2006	09/20/2013	Libor(7) + 0.50%
Floating Rate Notes(5)	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	128	-	-	127	12/22/2005	12/22/2015	Euribor(8) + 0.55%
Floating Rate Notes(6)	Itaú Europa, UBS Investments Bank/US and Natexis Banques Populaires	0	380	-	380	07/27/2006	07/27/2011	Euribor(8) + 0.32%
Other Notes(9)		405	-	-	412
Total		2,742	580	(225)	3,091

(1) Amounts refer to principal amounts.
(2) Amount in US$ equivalent to JPY 30 billion.
(3), (4), (5) and (6) Amounts in US$ equivalent on the dates shown to € 150 million, € 200 million, €100 million and € 300 million, respectively.
(7) 180-day Libor.
(8) 90-day Euribor.
(9) Structured and Credit Linked Notes.

45	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

Ownership Structure

Itaú manages its ownership structure so as to ensure the best utilization of capital across the institution’s operating segments.

Note 15 to the Financial Statements details the average acquisition cost of treasury stock, as well as the activity of options granted to conglomerate executives under the “Stock Option Plans”. Should the bank adopt the criterion of recognizing the option grant expenses, the impact on the results for the period would be an expense of R$ 17 million.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Sep 30, 06	Jun 30, 06	Sep 30, 05

Stockholders	56,519	56,428	49,362
Outstanding Preferred Shares (in thousands)	575,039	506,414	509,023
Outstanding Common Shares (in thousands)	601,517	601,529	604,981

Outstanding Shares (in thousands)	1,176,556	1,107,942	1,114,004

Preferred Shares in Treasury (in thousands)	20,457	20,564	17,955
Common Shares in Treasury (in thousands)	4,447	4,435	982

Shares in Treasury (in thousands)	24,904	24,999	18,937

Note: In October/05, a reverse split of shares was carried out (900%). The position of Sep/05 is adjusted for better comparability.

The organization chart below summarizes our current ownership structure.

47	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Securities Market Performance - not including BKB

As of September 30, 2006, Itaú Holding’s preferred stock (ITAU4) traded at R$ 65.10 per share, appreciating by 22.3% from the third quarter of the prior year. Common stock (ITAU3) appreciated by 9.0% in the same period, trading at R$ 54.50 per share. ADRs (ITU), traded on NYSE, closed the third quarter of 2006 with a 26.4% appreciation, quoted at US$ 30.00 per ADR.

Securities Market Performance - R$

On September 30, 2006	Preferred Shares

Maximum in the quarter (a)	67.99
Minimum in the quarter (b)	57.33
Variation % (a/b)	18.6%
Maximum in the year (c)	76.40
Minimum in the year (d)	51.03
Variation % (c/d)	49.7%
Closing Price	65.10

Net Dividends/ Interest on Own Capital (JCP)

The amount of R$ 391 million paid/provisioned for as Dividends/Interest on Own Capital (JCP) during the third quarter of 2006 corresponds to a 8.6% increase when compared to the second quarter of 2006.

Relevant Events
“Apimec 2006 Cycle ”

During the year, the Bank made 11 presentations under the Apimec (Brazilian Association of Analysts and Investment Professionals in the Capital Market) 2006 cycle in Brasília, Belo Horizonte, Rio de Janeiro, Porto Alegre, Goiânia, Salvador, Recife, Fortaleza, Florianópolis, Juiz de Fora and Ribeirão Preto, with an average audience of 180 participants per event, including stockholders, investors, market professionals and media representatives. In line with its commitment with the capital market, the Bank was the first publicly-held company to carry out an Apimec meeting in the city of Ribeirão Preto.

“Acquisition of BKB Chile and Uruguay operations ”

With a mature economy and internationally recognized sound institutions, Chile is rated as investment grade and Baa1 by Moody’s. As of June 30, 2006, the Chilean operations ranked 12th among the country financial institutions in terms of total assets.

The Uruguayan economy presented rapid growth over the past years. Uruguay’s GDP increased by 12% and 6.6% in 2004 and 2005, respectively, and is expected to grow by 5% during the current year. As of June 30, 2006, BKB Uruguai ranked 3rd among Uruguayan private banks in terms of total assets. OCA, a company managing credit and debit cards, is currently Uruguay’s largest card issuer, with an approximate market share of 50%.

The acquisition of these operations in Chile and Uruguay will include a cash payment of R$ 2.3 million and the issue of Itaú’s common shares corresponding to an approximately 1.7% of the capital. It is estimated that the positive impacts of this transaction on Itaú’s earnings per share will be felt as of the second half of 2007.

Recognitions

• Dow Jones Sustainability Index – for the 7th consecutive year, Itaú will be part of the Dow Jones Sustainability Index. Itaú is the only Latin American bank to make up this important index since its inception.

• Best Latin American Sustainable and Ethical Bank for the 2nd consecutive year – Latin Finance/Management & Excellence magazine.

• Best Brazilian Bank for the 9th consecutive year – Euromoney magazine.

• Best Latin American Bank for the 4th time – Emerging Markets magazine.

Market Capitalization (*)

Itaú Holding’s market capitalization at September 30, 2006 was R$ 76,594 million. From 1997 to the third quarter of 2006, our market capitalization increased on average 31.1% per year.

Performance Culture

The higher market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products and services for the capital market, among other initiatives, reflect the enhancement of Itaú Holding’s Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability. As a result of the strategic long-term vision of the Performance Culture, the return on stockholders’ equity has remained above 30% over the past eight quarters.

Recurring Return on Average Equity (%)(*)

48	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

BKB Pro Forma

On May 1, 2006, the Bank acquired the operations of BKB in Brazil under an agreement with Bank of America Corporation. On August 22, 2006, the Brazilian Central Bank ratified the transaction, scheduled to be paid through the issue of 68,518 thousand preferred shares of Itaú. Accordingly, on September 1, 2006, Bank of America became a stockholder in Itaú, with 5.82% of the total capital. Goodwill recorded on the transaction amounted to R$ 2,598 million or R$ 1,715 million net of tax effects. The effects and adjustments made as a consequence of the BKB acquisition resulted in an impact of  R$ 1,764 million on Itaú´s results.

Credit Portfolio including BKB

Upon consolidation of BKB’s operations, our credit portfolio, including endorsements and sureties, reached R$ 89,869 million at September 30, 2006, a 20.2% increase quarter-on-quarter. Of this total,  R$ 10,642 million represents BKB’s share.

The consolidation of BKB’s operations brought about a noticeable change in the portfolio mix, increasing the relative share of loan transactions to micro, small and mid-sized companies, and decreasing the participation of loans to individuals, in particular personal loans.

The consolidation of BKB also impacted our level of additional allowances to face credit risks. As mentioned in previous reports, our credit risk assessment models also take into account the possibility of undesired volatility in the allowance levels as a result of a potential reversion of the economic cycle. To accomplish this goal, the Bank takes a full perspective of the economic cycle, where the overall credit risk is estimated over a 24-month

Credit Portfolio

				R$ Million

				Variation (%)

	Sep 30, 06 With BKB	Sep 30, 06	Jun 30, 06	sep06 with BKB-sep06	sep06 with BKB-jun06

Individuals	37,571	36,241	33,992	3.7%	10.5%
Credit Card	7,976	7,501	7,372	6.3%	8.2%
Personal Loans	13,829	12,974	12,575	6.6%	10.0%
Vehicles	15,766	15,766	14,046	0.0%	12.2%
Businesses	46,558	38,122	36,128	22.1%	28.9%
Corporate	26,796	23,333	22,104	14.8%	21.2%
Small and Medium-
Sized Companies	19,762	14,788	14,024	33.6%	40.9%
Mandatory Loans	5,740	4,864	4,663	18.0%	23.1%

Total	89,869	79,227	74,783	13.4%	20.2%

horizon, considering the impact of stress scenarios on borrowers. The application of this model to the consolidated portfolio pointed to the requirement to increase the total allowance amount. Accordingly, the allowance in excess of the minimum required for the period was increased by R$ 100 million, totaling R$ 1,700 million.

Furthermore, the consolidated allowance for loan losses in the third quarter of 2006 reflects the impact arising from the standardization of risk ratings between Itaú’s credit portfolio and the portfolio acquired from BKB. By matching risk levels of clients shared by the two institutions and adjusting the classification criteria, management chose to record allowance expenses of R$ 112 million for BKB and  R$ 46 million for Itaú. Finally, it should be mentioned that the default rate for BKB’s portfolio stood at 3.6% at September 30, 2006.

The criteria adopted to segregate BKB’s operations into our operating segments are described below.

Corporate clients: This refers essentially to relationships with companies with annual sales above R$ 250 million;

Itaucred clients: This relates to the Credit Card (non-account holders) product;

Itaubanco clients: Corresponds to high income individuals and private clients, as well as businesses with annual sales between R$ 3 million and R$ 250 million.

Credit Portfolio Composition

50	Análise Gerencial da Operação	Banco Itaú Holding Financeira S.A.

BKB Pro Forma

Pro Forma Balance Sheet - On September 30, 2006

					R$ Million

	BKB

ASSETS	Itaubanco	Itaú BBA	Itaucred	Corporation	Consolidated

Current and Long Term Assets	14,640	3,138	113	330	18,221
Cash and Cash Equivalents	674	—	—	—	674
Short Term Interbank Deposits	4,201	—	—	—	4,201
Securities and Derivative Financial Instruments	225	759	—	330	1,313
Interbank and Interbranch Accounts	1,473	—	—	—	1,473
Loans, Leasing Operations and Other Credits	6,428	2,415	146	—	8,990
(Allowance for Lean Losses)	(507)	(36)	(34)	—	(576)
Other Assets	2,145	—	—	—	2,145
Permanent Assets	427	—	—	—	427

TOTAL ASSETS	15,067	3,138	113	330	18,647

					R$ Million

	BKB

LIABILITIES	Itaubanco	Itaú BBA	Itaucred	Corporation	Consolidated

Current and Long Term Liabilities	13,825	2,515	103	—	16,444
Deposits	2,476	1,572	103	—	4,151
Deposits Received under Securities Repurchase Agreements	2,536	869	—	—	3,405
Funds from Acceptances and Issue of Securities	344	—	—	—	344
Interbank and Interbranch Accounts	2,429	—	—	—	2,429
Borrowings and On-lendings	3,012	—	—	—	3,012
Derivative Financial Instruments	436	38	—	—	474
Other Liabilities	2,591	37	—	—	2,628
Deferred Income	7	—	—	—	7
Stockholders’ Equity	1,235	623	10	330	(*) 2,197

TOTAL LIABILITIES	15,067	3,138	113	330	18,647

NB: Does not consider the restructuring provision, net of tax effects, in the amount of R$ 148 million.

Statement of Income

				R$ Million

	BKB

3rd Quarter/06	Itaubanco	Itaú BBA	Itaucred	Consolidated

Managerial Financial Margin	297	59	24	380
• Banking Operations	297	59	24	380
• Treasury	—	—	—	—
• Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects	—	—	—	—
Result from Loan Losses	(88)	4	(13)	(96)
Provision for Loan and Lease Losses	(92)	4	(13)	(101)
Recovery of Credits Written Off as Losses	4	1	0	5
Net Result from Financial Operations	210	63	11	284
Other Operating Income / (Expenses)	(162)	(33)	(14)	(209)
Banking Service Fees	133	16	3	152
Operating Result of Insurance, Capitalization and Pension Plans	—	—	—	—
Non-Interest Expenses	(295)	(47)	(18)	(360)
Tax Expenses for ISS, PIS and COFINS	(23)	(5)	(1)	(29)
Equity in the Earnings of Associated Companies	—	—	—	—
Other Operating Income	22	4	2	29
Operating Income	48	31	(3)	76
Non-Operating Income	2	0	0	2
Income Before Tax and Profit Sharing	50	31	(3)	78
Income Tax and Social Contribution	(20)	(11)	1	(30)
Extraordinary Results	—	—	—	—
Profit Sharing	(4)	(1)	(0)	(5)
Minority Interests	—	—	—	—
Net Income	26	20	(2)	43

(ROE) - Return on Average Stockholders’ Equity	12.4%	13.7%	-79.9%	16.2%

Efficiency Ratio	68.5%	64.4%	63.6%	67.7%

NB: Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expense.

51	Análise Gerencial da Operação	Banco Itaú Holding Financeira S.A.

52	Análise Gerencial da Operação	Banco Itaú Holding Financeira S.A.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with our limited review of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of September 30, 2006 and 2005, on which we issued a report without exceptions dated October 30, 2006, we performed a review of the supplementary information included in the Management Discussion and Analysis on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated).

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management’s Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management Discussion and Analysis on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the Quarterly Information.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

São Paulo, October 30, 2006

PricewaterhouseCoopers	CRC 2SP000160/O-5
Auditores Independentes	Ricardo Baldin
Contador CRC 1SP110374/O-0

54	Análise Gerencial da Operação	Banco Itaú Holding Financeira S.A.

56	Análise Gerencial da Operação	Banco Itaú Holding Financeira S.A.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE PERIOD FROM JANUARY TO SEPTEMBER 2006

We present below the results of Itaú for the period from January to September 2006. The complete financial statements and the Management’s Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1.

Consolidated net income without the effects of BankBoston (BKB) acquisition totaled R$ 4,793 million up to September 2006, with annualized return of 35.8% on average equity. When taking into account the BKB effects, net income for the period amounted to R$ 3,029 million, with a return of 22.6%. Consolidated stockholders’ equity totaled R$ 21,693 million, a 42.4% increase in relation to the same period of the prior year, and referential equity for operating limits calculation purposes was R$ 28,565 million.

2.

Itaú’s preferred and common shares rose 25.7% and 17.5%, respectively, as compared to September 2005, while the Bovespa index rose 21.1%. Itaú’s market value reached R$ 76,845 million at the end of September.

3.

Itaú employed 58,885 people at the end of September. Fixed compensation plus charges and benefits totaled R$ 2,943 million from January to September 2006. Welfare benefits granted to employees and their dependants totaled R$ 516 million. In this period, Itaú invested R$ 50 million in education, training and development programs.

4.

Itaú paid or provided for its own taxes and contributions in the amount of R$ 4,691 million in the period from January to September 2006. Additionally, the amount of R$ 5,986 million in taxes was withheld from clients, collected and paid.

5.

Consolidated assets totaled R$ 206,935 million, a 41.8% increase as compared to September 2005. The loan portfolio, including endorsements and sureties, grew 45.9% as compared to the same period in the prior year, totaling R$ 89,869 million. Noteworthy is the 47.2% increase in the credit to individuals segment.

6.

Total free, raised and managed own assets increased 50.6% as compared to September 2005, totaling R$ 353,299 million. Time deposits grew 35.2%. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 17,534 million, an increase of 30.0% as compared to the same period in the prior year.

7.

Itaú Holding acquired BankBoston’s operations in Brazil from Bank of America Corporation (BAC), a transaction authorized by Bacen on August 22 and approved by stockholders at the Extraordinary Stockholders’ Meeting held on August 25. The payment of this transaction was made through the issuance of 68,518 thousand preferred shares of Itaú, corresponding to approximately 5.8% of its capital stock. Additionally, two members of the Board of Directors were elected: Geraldo Carbone, former president of BankBoston and Guillermo Alejandro Cortina, appointed by BAC. The agreements signed with BAC on August 8 for the acquisition of BankBoston operations in Chile and Uruguay will be concluded after their approval by the governmental authorities of Brazil, Chile and Uruguay.

8.

On August 31, Itaú and XL Capital Ltd. (XL) signed definitive agreements on the incorporation of a new insurance company, Itaú XL Seguros Corporativos S.A. (Itaú XL), which will operate in the commercial and industrial insurance markets of large risk in Brazil. The capital stock of the new insurance company amounts to approximately R$ 170 million, of which each partner holds 50% of ownership interests.

9.

For the seventh consecutive time, Itaú was selected as one of the 318 companies that make up the Dow Jones Sustainability World Index (DJSWI), being the only Latin American bank in this Index since its creation.

10.

For the first time Moody’s assigned Itaú, through its Cayman branch, the investment grade rating for long-term foreign-currency debt securities. It has also upgraded the deposit ratings of Banco Itaú, Banco Itaú BBA and Banco Itaú Cayman Island.

11.

We highlight the nationwide launching of the Itaú Criança Program (Itaú Child Program), designed to mobilize society at large with actions and programs that contribute to the full development of children and youth.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	57

12.

Also noteworthy are the credit facilities aimed at providing funds to small and middle-market companies of Brazil in compliance with the Brazilian Environmental Legislation and the Inter-American Investment Corporation (IIC) rules, a financial institution of the Inter-American Development Bank (IDB) Group. In July, Banco Itaú completed an A/B Loan transaction amounting to US$ 50 million with the IIC. Funds were invested in lease operations and social and environmental products, such as Compror and Giro Socioambiental Itaú.

13.

Fundação Itaú Social held the first edition of the “Jovens Urbanos” (urban youth) Program in Rio de Janeiro, which will benefit 480 youths. Also noteworthy is the fourth edition of the Social Projects Economic Evaluation course, with the participation of 30 representatives from NGOs and the Government. Banco Itaú, through the capitalization plan PIC Esperança, transferred approximately R$3 million to elementary education programs developed by UNICEF and Fundação Itaú Social.

14.

In the period from January to September, Instituto Itaú Cultural’s headquarters in São Paulo received over 242 thousand visitors. The “Rumos” (directions) Program received 662 applications for the Dance category and 377 for the Film and Video category. Among the activities held in the period, we highlight the fourth edition of the “Onda Cidadã” (communal wave) program and the third edition of the international art and technology biennial exhibition staged by Itaú Cultural and visited by 91,456 people.

São Paulo, October 30, 2006.

Olavo Egydio Setubal
Chairman of the Board of Directors

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	58

MANAGEMENT REPORT – January to September 2006

To our Stockholders:

We present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the period from January to September 2006, in accordance with the regulations established by the Brazilian Corporate Law, the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

BANCO ITAÚ HOLDING FINANCEIRA

Acquisition of BankBoston

Itaú Holding acquired BankBoston’s operations in Brazil from Bank of America Corporation (BAC), a transaction authorized by Bacen on August 22 and approved by stockholders at the Extraordinary Stockholders’ Meeting held on August 25. The payment of this transaction was made through the issuance of 68,518 thousand preferred shares of Itaú, corresponding to approximately 5.8% of its capital stock. Additionally, two members of the Board of Directors were elected: Geraldo Carbone, former president of BankBoston and Guillermo Alejandro Cortina, appointed by BAC.

After the completion of this transaction, the whole BankBoston operation, which was named ItauBank (mentioned as BKB in this report), was assumed by Itaú Holding and the network of 89 BankBoston branches in the country started to operate under the Itaú Personnalité brand. The synergy resulting from keeping this network of branches and the integration of the BankBoston team guarantee the maintenance of the quality of customized services to high net worth individuals, while making available to these customers the conveniences of Itaú. Accordingly, Itaú Holding expands its businesses in this segment in a consistent and sustainable way.

The agreements signed with BAC on August 8 for the acquisition of BankBoston operations in Chile and Uruguay will be concluded after their approval by the governmental authorities of Brazil, Chile and Uruguay.

In order to provide a better understanding and comparability of the financial statements, data related to September 30, 2006 are presented “With BKB” and “Without BKB”.

The impact on Itaú Holding’s consolidated net income amounted to R$ (1,764) million, of which R$ (1,715) million to the full amortization of BKB’s goodwill, R$ (194) million to the adjustment to Itaú Holding’s criteria and R$ 145 million refers to BKB’s income for the period from May 1, 2006 to September 30, 2006.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	59

Main Financial Indicators

Itaú Holding’s performance reflects its business management focused on the achievement of sustainable results.

	With BKB	Without BKB		With BKB	Without BKB

	3Q 06	3Q 06	2Q 06	Jan to Sep/06	Jan to Sep/06	Jan to Sep/05

Income – R$ million
Gross income from financial operations	3,333	3,107	2,771	9,203	8,977	8,520
Income from services, insurance, pension plan and capitalization	4,361	4,102	4,002	12,190	11,932	10,385
Expenses not related to interest (1)	6,086	2,877	2,809	11,683	8,475	7,791
Operating income	(469)	2,295	2,326	4,217	6,981	6,007
Consolidated recurring net income	1,592	1,549	1,477	4,466	4,423	4,018
Consolidated net income	71	1,835	1,498	3,029	4,793	3,827
Results per share – R$
Consolidated recurring net income	1.35	—	1.33	3.80	—	3.61
Consolidated net income	0.06	—	1.35	2.57	—	3.43
Book value	18.44	—	15.84	18.44	—	13.67
Interest on capital and dividends	0.39	0.39	0.35	1.22	1.22	1.18
Price per preferred share (PN) (2)	65.31	65.31	58.84	65.31	65.31	51.97
Market capitalization – R$ million (3)	76,845	76,845	65,194	76,845	76,845	57,890
Balance sheet – R$ million
Total assets	206,935	193,716	172,413	206,935	193,716	145,939
Total loans (including endorsements and sureties)	89,869	79,227	74,783	89,869	79,227	61,616
Free, raised and managed own assets	353,299	315,105	285,595	353,299	315,105	234,664
Subordinated debts	4,547	4,547	4,535	4,547	4,547	4,449
Consolidated stockholders’ equity	21,693	21,693	17,555	21,693	21,693	15,229
Referential equity (4)	28,565	28,565	22,863	28,565	28,565	20,338
Financial ratios (%) p.a.
Recurring return on average equity (5)	32.4	31.6	34.6	33.3	33.0	36.4
Return on average equity (5)	1.4	37.4	35.1	22.6	35.8	34.7
Return on average assets	0.1	4.0	3.6	2.3	3.7	3.6
Efficiency ratio (6)	48.6	48.3	44.5	45.9	46.6	50.4
Solvency ratio (Basel ratio) (7)	16.8	—	16.3	16.8	—	17.6
Fixed assets ratio (7)	33.1	—	27.4	33.1	—	26.5

(1) Includes personnel expenses, other administrative expenses and tax expenses with CPMF and other taxes and other operating expenses.
(2) Based on the average quotation in the latest month of the period.
(3) Calculated based on the average quotation of preferred shares in the latest month of the period.
(4) Capital basis, calculated according to BACEN Resolution 2,837, dated May 30, 2001, based on the economic and financial consolidated result.
(5) For the period from January to September, it represents the ratio between the net income and the average equity ((September+June+March+December)/4), multiplied by 1.33.
For the quarter, it represents the ratio between the net income in the quarter and the average equity ((September+ June)/2), multiplied by 4.
(6) Calculated based on international criteria defined in the Management Discussion and Analysis Report.
(7) Position at September 30 and June 30.

Consolidated net income without the effects of BankBoston (BKB) acquisition totaled R$ 4,793 million up to September 2006, with annualized return of 35.8% on average equity. When taking into account the BKB effects, net income for the period amounted to R$ 3,029 million, with return of 22.6%. Consolidated stockholders’ equity totaled R$ 21,693 million, a 42.4% increase in relation to the same period of the prior year. Itaú Holding paid or provided for its own taxes and contributions in the amount of R$ 4,691 million in the period from January to September 2006.

At the end of the period, consolidated assets totaled R$ 206,935 million, a 41.8% increase as compared to September 2005. The loan portfolio, including endorsements and sureties, grew 45.9% as compared to the same period in the prior year, totaling R$ 89,869 million. Noteworthy is the 47.2% increase in the credit to individuals segment.

Total free, raised and managed own assets increased 50.6% as compared to September 2005, totaling R$ 353,299 million. Time deposits grew 35.2%.

Itaú Holding’s preferred and common shares rose 25.7% and 17.5%, respectively, as compared to September 2005, while the Bovespa index rose 21.1%. The market value of Itaú Holding reached R$ 76,845 million at the end of September.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	60

Incorporation of Itaú XL Seguros Corporativos S.A.

On August 31, Itaú and XL Capital Ltd. (XL) signed definitive agreements on the incorporation of an insurance company, Itaú XL Seguros Corporativos S.A. (Itaú XL), which will operate in the commercial and industrial insurance markets of large risk in Brazil. The capital stock of the new insurance company amounts to approximately R$ 170 million, of which each partner holds 50% of ownership interests.

Itaú XL will benefit from the Itaú’s knowledge of and share in the Brazilian market and XL’s expertise in the subscription of large risk insurance. Moreover, it will access the XL reinsurance capacity, being prepared for scenarios of possible changes in the regulation of the reinsurance industry in Brazil.

Susep granted a preliminary approval for the preparation of the incorporation documents, which it shall further approve, but that already permits the new insurance company to start operations.

Dow Jones Sustainability World Index

For the seventh consecutive time, Itaú was selected as one of the 318 companies that make up the Dow Jones Sustainability World Index (DJSWI), being the only Latin American bank in this Index since its creation.

DJSI is the most respected worldwide index composed of shares of companies renowned for corporate sustainability, and is considered an important parameter for foreign investors searching for diversified investments and products. In addition to financial indicators, it adopts corporate governance, transparency, management and social and environmental responsibility criteria for evaluation purposes.

Ratings and Awards

For the first time Moody’s assigned Itaú, through its Cayman branch, the investment grade rating for long-term foreign-currency debt securities. With this rating, the foreign securities issued by the bank appreciated due to the market’s perception of its soundness and great risk performance. It has also upgraded the deposit ratings of Banco Itaú, Banco Itaú BBA and Banco Itaú Cayman Island.

Fitch Ratings upgraded the credit rating of short-term local currencies of Itaú Holding, Banco Itaú and Banco Itaú BBA from B to F3, as well as those of long-term foreign currencies from BB to BB+. These upgrades confirm our capacity of settling financial commitments within the expected term.

Itaú Holding has also earned prestigious awards during the third quarter:

•	The most sustainable and ethical bank of Latin America - Latin Finance/Management & Excellence Magazine (2nd year in a row)
•	Best Brazilian Bank - Euromoney Magazine (9th year in a row)
•	Best Bank in Latin America –Emerging Markets Magazine (4th time)
•	Best Retail Fund Manager and three Mega Funds (Itaú Corp Plus DI / Private Exclusive DI / Itaú B DI) – Guia Exame 2006
•	Citizenship HR Award 2006 for the Trainee Program of African descendants - Gestão & RH Magazine
•	Social Audit Award 2006, category financial institution - Aberje, Apimec, Instituto Ethos, Fides and Ibase

Itaú was also elected by Latin Finance Magazine as the 2006 Bank of the Year in Latin America and Caribe, reflecting a business strategy that aims the sustainability and the differentiation and leadership in performance.

People

Itaú Holding employed 58,885 people at the end of September. Fixed compensation plus charges and benefits totaled R$ 2,943 million from January to September 2006. Welfare benefits granted to employees and their dependants totaled R$ 516 million. In this period, Itaú also invested R$ 50 million in education, training and development programs. In the third quarter, the bank launched the Profit Sharing Program (PCR) to incentive actions towards the improvement of performance and customer service.

SUBSIDIARIES

We point out that the following information on subsidiaries does not include the effects of the BKB acquisition due to comparability purposes. These effects are described in the management discussion and analysis report available at Itaú Holding’s website (http://www.itauri.com.br).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	61

•	Banco Itaú

In the individuals segment, we highlight the vehicle financing and credit card portfolios, which grew 68.0% and 26.6%, respectively, as compared to September 2005.

In August, real estate loans granted to individuals reached R$ 30 million, the highest amount in a sole month. If we add the loans for developments, the amount of this portfolio exceeds R$ 150 million, attaining the second highest result in the latest six years.

Pro Forma Information (R$ million) (1)	3Q 06	2Q 06	Change %	Jan to Sep/06	Jan to Sep/05	Change %

Income
Gross income from financial operations	2,178	2,162	0.7	6,387	6,395	(0.1)
Income from services, insurance, pension plan and capitalization	2,330	2,310	0.8	6,839	5,923	15.5
Expenses not related to interest	2,668	2,567	3.9	7,886	7,103	11.0
Operating income	1,418	1,780	(20.3)	4,657	4,567	2.0
Net income	1,231	1,180	4.3	3,417	3,155	8.3
Allocated capital - tier I (2)	14,093	13,306	5.9	18,872	11,361	66.1
Annualized return (%)	35.9	37.4		36.5	37.0
Assets and Loans
Total loans (3)	53,676	50,539	6.2	53,676	39,483	36.0
Businesses	14,788	14,024	5.5	14,788	11,494	28.7
- Very small/small and middle market companies	14,788	14,024	5.5	14,788	11,494	28.7
Individuals	36,241	33,992	6.6	36,241	25,520	42.0
- Credit card	7,501	7,372	1.8	7,501	5,926	26.6
- Vehicles	15,766	14,046	12.2	15,766	9,382	68.0
- Personal loans	12,974	12,574	3.2	12,974	10,212	27.1
Mandatory loans	2,647	2,523	4.9	2,647	2,469	7.2
- Real estate loans	1,868	1,913	(2.3)	1,868	1,835	1.8
- Rural loans	779	610	27.7	779	634	22.9
Interbank investments	42,543	39,385	8.0	42,543	37,979	12.0
Securities	31,936	27,729	15.2	31,936	24,380	31.0
Deposits + Managed funds	202,825	191,501	5.9	202,825	161,973	25.2
Deposits	53,647	52,578	2.0	53,647	49,636	8.1
Managed funds	149,178	138,923	7.4	149,178	112,337	32.8
- Investment funds	139,540	129,641	7.6	139,540	104,008	34.2
- Managed portfolios	9,638	9,282	3.8	9,638	8,329	15.7

(1)

The segregation between Banco Itaú and the Corporation operations, as well as of the credit, credit card and vehicle financing operations between account holders and non-holders, is detailed in the Management Discussion and Analysis Report.

(2)	Reflects the economic capital of Banco Itaú Pro Forma, determined based on management criteria set up for allocation of capital of Banco Itaú to its business units.
(3)	Includes endorsements and sureties.

.. Credit Cards

With the completion of the split of Credicard and the acquisition of Bankboston operations in Brazil, Banco Itaú consolidated its position as the top issuer of credit cards in Brazil. At the end of September 2006, it had 13.3 million cards issued, which accounted to R$ 26.4 billion of billings for the period from January to September 2006.

Until September, Orbitall processed 478 million transactions from 20 million credit cards, an increase of 16.0% and 11.0%, respectively, over the same period of 2005. It processed 2.7 million electronic vouchers and 2.9 million private label accounts.

Through its interest of 32% in Redecard, Banco Itaú has actively participated in all phases of the credit card cycle. In the period from January to September 2006, Redecard made 491 million credit transactions, totaling R$ 40.4 billion. It has also made 393 million debit transactions, with billings of R$ 17.7 billion.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	62

.. Consumer Credit

Consumer credit operations associated with the Taií brand reached the amount of R$ 3 billion in credits operations and registered 5 million customers at the end of the third quarter. We highlight in this segment:

•	Taií network of own stores with 210 points-of-sale in the main capital cities of the country;
•	Financeira Americanas Itaú with 230 stores to serve the customers of Lojas Americanas, Americanas Express and Americanas.com; and
•

Financeira Itaú - CBD with 326 points-of-sale at the CBD stores. In July, it launched a personal loan associated with credit cards, adding another product to its portfolio, which already includes personal loan guaranteed by checks, consumer loans, private label credit cards, Visa and Mastercard cards, extended guaranteeded, and loss protection insurance.

Taií also operates in the segments of payroll advance loan and consumer loan to retailers.

.. Insurance, Pension Plan and Capitalization

Itaú Seguros and its subsidiaries reached R$ 1,904 million in premiums in the period from January to September 2006, a 7.1% increase as compared to the same period in 2005. Noteworthy in the period was the ISO 9001 certificate received by the service center for Itaú Seguros brokers.

In the period from January to September 2006, Itaú Vida e Previdência and Itauprev revenue reached R$ 2,848 million in premiums earned in connection with life insurance, VGBL and Compulsory Insurance Against Personal Damages Caused by Automotive Vehicles (DPVAT), representing an increase of 25.1% as compared to the same period in 2005.

Itaú Vida e Previdência and Cia. Itaú de Capitalização continued to develop differentiated products for low-income customers, which are mainly characterized by their low value.

Pro Forma Information (R$ million)	Insurance		pension plans		Capitalization		Consolidated (*)

	3Q 06	2Q 06	3Q 06	2Q 06	3Q 06	2Q 06	3Q 06	2Q 06	Change (%)

Net income	64	48	116	100	60	37	253	187	35.3
Premiums earned and results of pension plan and capitalization	510	518	124	128	49	59	682	705	(3.3)
Technical provisions	1,385	1,355	15,065	13,982	1,084	1,072	17,534	16,409	6.9

(*) Consolidated information does not represent the sum of parts, as there are intercompany operations which were eliminated only in the consolidated report.

.. Itaú Corretora de Valores

In the period from January to September 2006, the volume traded by Itaú Corretora at Bovespa amounted to R$ 39.4 billion, 5.3% higher than the same period of 2005. Additionally, it traded over 8 million contracts at the Brazilian Mercantile & Futures Exchange (BM&F). In the Home Broker market, Itautrade reached a trading volume of R$ 4 billion from January to September 2006, 48% higher than the same period of 2005, ranking third in this market, with a market share of 8%.

In September, Itaú Corretora opened an office in Hong Kong, called Itaú Asia Securities, with the purpose of offering investment alternatives in shares, structured operations, fixed-income and trading on primary market to Asian corporate investors.

.. Banco Itaú Europa

Banco Itaú Europa’s consolidated assets reached € 3.3 billion at the end of the period, 17.9% higher than that posted in the same period of 2005. In the period from January to September 2006, consolidated net income totaled € 36.6 million, a growth of 20.8% as compared to the same period of 2005, and the banking product reached € 61.1 million, 25.0% higher than that posted in the same period of 2005. Consolidated return on average equity reached 13.0%, while the efficiency ratio reached 33.6%.

Banco Itaú Europa Luxemburgo contributed to the overall positive results of the Bank, accounting for 25.5% of its banking product and 16.1% of net results. At the end of September, managed assets exceeded US$ 3.0 billion, with more than 1,600 active clients.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	63

The Bank’s investment grade status - Baa1 by Moody´s and BBB+ by Fitch Ratings – has significantly contributed to the access to a varied source of funds, considering that the Bank traded on the primary and secondary markets from January to September of 2006.

. Banco Itaú BBA

Banco Itaú BBA participated in debenture and promissory notes operations that totaled R$ 13.5 billion and credit rights investment funds (FIDC) operations that totaled R$ 1.7 billion. In the National Association of Investment Banks (ANBID) ranking, disclosed in relation to operations during the first nine months of 2006, the Bank ranked first in the FIDC origination operations and second in fixed-income origination with a market share of 49.9% and 20.2%, respectively

In capital markets, Banco Itaú BBA was the coordinator and bookrunner of IPOs that totaled R$ 1.9 billion and of subsequent public offerings that amounted to R$ 2.5 billion. In the ANBID ranking disclosed in relation to the first nine months of 2006, the Bank ranked fourth in the origination of these operations with a market share of 6.9%.

At the end of the quarter, Banco Itaú BBA ranked third in Bloomberg’s and Thomson’s mergers & acquisitions transactions.

In relation to structured operations and derivatives, we highlight the increase of approximately 80% in the average volume of derivative operations in the period from January to September 2006 as compared to the same period of the prior year. In Cash Management services, the growth of 28.3% in receipts and payments is noteworthy as compared to the same period of 2005.

In the international area, we highlight the growth of approximately 60% in spot exchange rate operations in the period from January to September 2006 as compared to the same period of 2005.

Pro Forma Information	3Q 06	2Q 06	Change %	Jan to Sep/06	Jan to Sep/05	Change %

Results - R$ million
Gross income from financial operations	516	407	26.6	1,547	1,358	14.0
Operating income	452	429	5.3	1,443	1,125	28.3
Consolidated net income	318	298	6.7	1,006	863	16.5
Balance Sheet - R$ million
Total assets	50,665	44,445	14.0	50,665	43,765	15.8
Total loans (1)	25,550	24,244	5.4	25,550	22,134	15.4
Allocated capital - tier I (2)	4,784	4,249	12.6	4,784	3,868	23.7
Financial ratios (%) p.a.
Return on average allocated capital - tier I	28.2	27.7		30.3	33.2
Return on average assets	2.7	2.7		2.9	2.9

(1)	Includes endorsements and sureties.
(2)	Reflects the economic capital of Banco Itaú BBA Pro Forma, determined based on management criteria set up for allocation of capital of Itaú to its business units.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	64

. ItauBank

We present below the main indicators of BKB at the end of September 2006.

Sep 2006

Balance sheet - R$ million
Total assets	18,647
Total loans (1)	10,652
Deposits	4,151
Stockholders’ Equity (2)	2,197
Managed funds - R$ million	27,687
Indicators
Employees	4,216
Branches	89
Customers (thousands)	210

(1)	Includes endorsements and sureties.
(2)	It does not consider the restructuring provision of R$ 147 million, net of taxes.

Social and Environmental Responsibility

We draw special attention to the nationwide launching of the Itaú Criança Program (Itaú Child Program) designed to mobilize society at large with actions and programs that contribute to the full development of children and youths. The first action is to divulge the Statute of Children and Youths (ECA) at over 3 thousand branches, which will also be in charge of receiving the donation of children books. This Program counts on the participation of Unicef and “Pastoral da Criança”, a religious institution for children support, which will use the donated books in its programs.

In this quarter, we also highlight the credit facilities aimed at providing funds to small and middle-market companies of Brazil in compliance with the Brazilian Environmental Legislation and the Inter-American Investment Corporation (IIC) rules, a financial institution of the Inter-American Development Bank (IDB) Group. In July, Banco Itaú completed an A/B Loan transaction amounting to US$ 50 million with the IIC. Funds were invested in lease operations and social and environmental products, such as Compror and Giro Socioambiental Itaú.

Banco Itaú held the Second Week of Itaú Corporate Responsibility, with the purpose of raising the awareness of its personnel on social and environmental responsibility and sustainability issues. The Bank has also run the 18th edition of the “Plante a Primavera” (cultivating the Spring) campaign. In this year, 150 branches throughout Brazil distributed over 50 thousand kits with more than 150 thousand seeds of Aroeira Vermelha (broad-leaved pepper tree, Schinus terebinthifolia). This campaign, aimed at raising the awareness to ecological issues and integrating communities, is conducted in partnership with Akatu Institute, which encourages conscious consumption.

From January to September 2006, the Bank invested R$ 76 million in social and cultural projects.

. Fundação Itaú Social

In the period from January to September, we highlight the “Tecendo Redes para Educação Integral” (building networks for integral education) National Seminar, within the Education and Participation Program, with the participation of over 1,300 educators of the civil society organization and the Government, and the first edition of the “Jovens Urbanos” (urban youth) Program in Rio de Janeiro, which will benefit 480 youths. In Rio de Janeiro we also held the fourth edition of the Social Projects Economic Evaluation course, with the participation of 30 representatives from NGOs and the Government.

In this period, Banco Itaú, through the capitalization plan PIC Esperança, transferred approximately R$ 3 million to elementary education programs developed by UNICEF and Fundação Itaú Social.

. Instituto Itaú Cultural

In the period from January to September, Instituto Itaú Cultural’s headquarters in São Paulo received over 242 thousand visitors. The “Rumos” (directions) Program received 662 applications for the Dance category and 377 for the Film and Video category. It announced the five selected projects of the “Rumos Cinema e Vídeo” 2006-2007

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	65

(film and video directions) and held meetings and showed documentaries in 13 Brazilian cities, attracting 1,385 viewers. The “Rumos Dança 2006-2007” (dance directions) organized seminars in 14 localities which were attended by 1,116 viewers. The “Paradoxos Brasil” (Brazil paradoxes) exhibition, composed of Visual Arts works, will be held in Belém, Fortaleza, Goiânia and Florianópolis from August to October.

In June, it held the fourth edition of the “Onda Cidadã” (communal wave) program. A total of 64 representatives from 45 broadcasting companies of 11 states participated in the meeting of radios. From July to September, Itaú Cultural staged the third edition of the international art and technology biennial exhibition, which was visited by 91,456 visitors.

Independent Auditors – CVM Instruction No. 381

. Procedures adopted by the Company

The policy adopted by Itaú Holding, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based in the applicable regulation and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in Companies where he or she provides external audit services; and (c) an auditor and audit client cannot have a relationship that creates a mutual or conflicting interest.

During the period from January to September 2006, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	March/06 – Agreement for using an electronic library of international accounting standards – Itaú Holding - Brazil;
•	June/06 – Consulting and advisory services agreement in order to resolve specific issues regarding tax, accounting and corporate structure issues – Banco Itaú S.A. – Brazil; and
•	August/06 – Participation in the course on international accounting – Banco Itaú S.A. - Brazil.

. Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described professional services other than external audit does not affect the independence or the objectivity of the external audit of the Company and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services is based on principles that preserve the independence of Independent Auditors, all of them considered in the provision of the referred services.

Circular Letter 3,068/01 of Central Bank of Brazil

Banco Itaú Holding Financeira S.A. hereby represents to have the financial capacity and the intention to hold to maturity securities classified under line item “held-to-maturity securities” in the balance sheet, in the amount of R$ 1,627 million, corresponding to only 3.8% of total securities held.

Acknowledgements

We thank the trust of our stockholders, the loyalty of our clients and the dedication of our employees that have been essential for attaining consistent and differentiated results.

(Approved at the Meeting of the Board of Directors held on October 10, 2006).

The complete financial statements and the Management Discussion and Analysis Report, which present further details on the results for the period, are available on the Itaú Holding website (http://www.itauri.com.br).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	66

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS	ADVISORY BOARD
Chairman	FERNANDO DE ALMEIDA NOBRE NETO
OLAVO EGYDIO SETUBAL	LÍCIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO
Vice-Chairmen
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU	APPOINTMENTS AND COMPENSATION COMMITTEE
ROBERTO EGYDIO SETUBAL	President
OLAVO EGYDIO SETUBAL
Members
ALCIDES LOPES TÁPIAS	Members
CARLOS DA CAMARA PESTANA	ALFREDO EGYDIO ARRUDA VILLELA FILHO
FERNÃO CARLOS BOTELHO BRACHER	CARLOS DA CAMARA PESTANA
GERALDO JOSÉ CARBONE	FERNÃO CARLOS BOTELHO BRACHER
GUILLERMO ALEJANDRO CORTINA	JOSÉ CARLOS MORAES ABREU
GUSTAVO JORGE LABOISSIERE LOYOLA	ROBERTO EGYDIO SETUBAL
HENRI PENCHAS	ROBERTO TEIXEIRA DA COSTA
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA	AUDIT COMMITTEE
ROBERTO TEIXEIRA DA COSTA	President
SERGIO SILVA DE FREITAS	CARLOS DA CAMARA PESTANA
TEREZA CRISTINA GROSSI TOGNI
Members
EXECUTIVE BOARD	ALCIDES LOPES TÁPIAS
Chief Executive Officer	TEREZA CRISTINA GROSSI TOGNI
ROBERTO EGYDIO SETUBAL
DISCLOSURE AND TRADING COMMITTEE
Senior Vice-President	ALFREDO EGYDIO SETUBAL
HENRI PENCHAS	ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
Executive Vice-Presidents	ANTONIO CARLOS BARBOSA DE OLIVEIRA
ALFREDO EGYDIO SETUBAL*	ANTONIO JACINTO MATIAS
CANDIDO BOTELHO BRACHER	HENRI PENCHAS
MARIA ELIZABETE VILLAÇA LOPES AMARO
Legal Counsel	ROBERTO TEIXEIRA DA COSTA
LUCIANO DA SILVA AMARO	SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI
Executive Directors
RODOLFO HENRIQUE FISCHER	FISCAL COUNCIL
SILVIO APARECIDO DE CARVALHO	President
IRAN SIQUEIRA LIMA
Managing Directors
JACKSON RICARDO GOMES	Members
MARCO ANTONIO ANTUNES	ALBERTO SOZIN FURUGUEM
WAGNER ROBERTO PUGLIESI	FERNANDO ALVES DE ALMEIDA

INTERNATIONAL ADVISORY BOARD
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

* Investor Relations Officer

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	67

BANCO ITAÚ S.A.

President and Chief Executive Officer	Managing Directors
ROBERTO EGYDIO SETUBAL	ALMIR VIGNOTO
ANDRÉ DE MOURA MANDARÁS
Senior Vice-Presidents	ANTONIO CARLOS RICHECKI RIBEIRO
ALFREDO EGYDIO SETUBAL	ANTONIO SIVALDI ROBERTI FILHO
ANTONIO JACINTO MATIAS	AURÉLIO JOSÉ DA SILVA PORTELLA
HENRI PENCHAS	ARNALDO PEREIRA PINTO
RENATO ROBERTO CUOCO	CARLOS EDUARDO DE MORI LUPORINI
CARLOS EDUARDO MÔNICO
Executive Vice-Presidents	CESAR PADOVAN
HÉLIO DE MENDONÇA LIMA	CÍCERO MARCUS DE ARAÚJO
JOSÉ FRANCISCO CANEPA	CRISTIANE MAGALHÃES TEIXEIRA
RODOLFO HENRIQUE FISCHER	EDELVER CARNOVALI
RONALD ANTON DE JONGH	EDUARDO ALMEIDA PRADO
RUY VILLELA MORAES ABREU	ERIVELTO CALDERAN CORRÊA
FABIO WHITAKER VIDIGAL
Legal Counsel	FERNANDO MARSELLA CHACON RUIZ (*)
LUCIANO DA SILVA AMARO	HELI DE ANDRADE
JAIME AUGUSTO CHAVES
Executive Directors	JEAN MARTIN SIGRIST JÚNIOR
ALEXANDRE DE BARROS	JOÃO ANTONIO DANTAS BEZERRA LEITE
CLÁUDIO RUDGE ORTENBLAD	JOÃO COSTA
FERNANDO TADEU PEREZ	JOAQUIM MARCONDES DE ANDRADE WESTIN
JOÃO JACÓ HAZARABEDIAN	JOSÉ ANTONIO LOPES
MARCO AMBROGIO CRESPI BONOMI	JOSÉ CARLOS QUINTELA DE CARVALHO
OSVALDO DO NASCIMENTO	JÚLIO ABEL DE LIMA TABUAÇO
RICARDO VILLELA MARINO	LUÍS ANTÔNIO RODRIGUES
SÉRGIO RIBEIRO DA COSTA WERLANG	LUIZ ANTONIO NOGUEIRA DE FRANÇA
SÍLVIO APARECIDO DE CARVALHO	LUIZ ANTONIO RIBEIRO
LUIZ ANTONIO RODRIGUES
Senior Managing Directors	LUIZ EDUARDO ZAGO
ANTONIO CARLOS MORELLI	LUIZ FERNANDO DE ASSUMPÇÃO FARIA
ALEX WALDEMAR ZORNIG (*)	LUIZ MARCELO ALVES DE MORAES
ALEXANDRE ZÁKIA ALBERT	MANOEL ANTONIO GRANADO
CARLOS HENRIQUE MUSSOLINI	MARCELO BOOCK (*)
JACKSON RICARDO GOMES	MARCELO HABICE DA MOTTA
JOSÉ GERALDO BORGES FERREIRA	MARCELO SANTOS RIBEIRO
LUIZ ANTONIO FERNANDES VALENTE	MARCO ANTONIO ANTUNES
LYWAL SALLES FILHO	MARCO ANTONIO SUDANO (*)
MARCELO JOSÉ ALVES DOS SANTOS (*)	MARCOS ROBERTO CARNIELLI
MÁRCO ANTONIO TEIXEIRA LINARES (*)	MIGUEL BURGOS NETO
MARIA ELIZABETE VILAÇA LOPES AMARO	MOACYR ROBERTO FARTO CASTANHO
MÁXIMO HERNÁNDEZ GONZÁLEZ	OSVALDO JOSÉ DAL FABBRO
NATALÍSIO DE ALMEIDA JÚNIOR (*)	PASCHOAL PIPOLO BAPTISTA
PAULO ROBERTO SOARES	PATRICK PIERRE DELFOSSE
SANDRA NUNES DA CUNHA BOTEGUIM (*)	RENATA HELENA DE OLIVEIRA TUBINI
RICARDO ORLANDO
RICARDO TERENZI NEUENSCHWANDER
SÉRGIO RICARDO BOREJO (*)
VALMA AVERSI PRIOLI
(*) Elected at ASM of 09/25/2006 - awaiting BACEN approval

BANCO ITAÚ BBA S.A.	Vice-President Directors - Commercial
ALBERTO FERNANDES
BOARD OF DIRECTORS	SÉRGIO AILTON SAURIN

Chairman	Legal Counsel
ROBERTO EGYDIO SETUBAL	EZEQUIEL GRIN

Vice-Chairmen	Directors
FERNÃO CARLOS BOTELHO BRACHER	ALEXANDRE ENRICO SILVA FIGLIOLINO
HENRI PENCHAS	ANDRÉ LUIS TEIXEIRA RODRIGUES
ANDRÉ LUIZ HELMEISTER
Members	ANDRÉ EMILIO KOK NETO
ALFREDO EGYDIO SETUBAL	CAIO IBRAHIM DAVID
ANTONIO BELTRAN MARTINEZ	ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA	FÁBIO DE SOUZA QUEIROZ FERRAZ
CANDIDO BOTELHO BRACHER	FERNANDO ALCÂNTARA DE FIGUEREDO BEDA
EDMAR LISBOA BACHA	FERNANDO FONTES IUNES
EDUARDO MAZZILLI DE VASSIMON	FRANCISCO PAULO COTE GIL
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	GILBERTO FRUSSA
RODOLFO HENRIQUE FISCHER	GUSTAVO HENRIQUE PENHA TAVARES
SÉRGIO RIBEIRO DA COSTA WERLANG	JOÃO CARLOS DE GÊNOVA
JOÃO REGIS DA CRUZ NETO
EXECUTIVE BOARD	JOSÉ IRINEU NUNES BRAGA
LUIS ALBERTO PIMENTA GARCIA
Chief Executive Officer	LUIZ HENRIQUE CAMPIGLIA
CANDIDO BOTELHO BRACHER	MARCELO MAZIERO
MARIA CRISTINA LASS
Executive Director Vice-Presidents	MÁRIO LÚCIO GURGEL PIRES
ANTONIO CARLOS BARBOSA DE OLIVEIRA	MARIO LUIZ AMABILE
EDUARDO MAZZILLI DE VASSIMON	ODAIR DIAS DA SILVA JUNIOR
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	PAOLO SERGIO PELLEGRINI
PAULO DE PAULA ABREU

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	68

ITAÚ SEGUROS S.A.

Chief Executive Officer	Senior Managing Director
ROBERTO EGYDIO SETUBAL	JACQUES BERGMAN

Superintendent Directors
OSVALDO NASCIMENTO (*)
RUY VILLELA MORAES ABREU

Executive Director Vice-President	Managing Directors
OLAVO EGYDIO SETUBAL JÚNIOR	IDACELMO MENDES VIEIRA
MANES ERLICHMAN NETO
Executive Directors	OSMAR MARCHINI
CARLOS EDUARDO DE MORI LUPORINI
CLÁUDIO CÉSAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

(*) Elected at ASM of 09/25/06 - awaiting SUSEP approval

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Director Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBRÓGIO CRESPI BONOMI

Directors
ADRIENNE PATRICE GUEDES DALBERT (*)
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORRÊA
FERNANDO JOSÉ COSTA TELES
FLÁVIO KITAHARA SOUSA
JACKSON RICARDO GOMES
JASON PETER CRAUFORD (**)
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ HENRIQUE DIDIER JÚNIOR (**)
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MÁRIO MENDES AMADEU
MÁRIO WERNECK BRITTO
MAURÍCIO FERREIRA AGUDO ROMÃO (**)
RODOLFO HENRIQUE FISCHER

(*) - Elected at ASM of 09/01/06 - awaiting BACEN approval
(**) - Elected at ASM of 09/25/06 - awaiting BACEN approval

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	69

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

CURRENT ASSETS	161,252,827	148,862,803	111,998,717
CASH AND CASH EQUIVALENTS	3,555,189	2,880,702	2,052,991
INTERBANK INVESTMENTS (Notes 4a and 5)	28,318,040	27,267,343	22,666,689
Money market	18,437,953	18,637,985	13,313,308
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	107,256	107,256	248,030
Interbank deposits	9,772,831	8,522,102	9,105,351
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	35,003,524	34,074,319	22,815,752
Own portfolio	12,500,691	12,235,965	6,821,757
Subject to repurchase commitments	1,423,381	1,415,197	1,274,556
Pledged in guarantee	2,453,202	2,249,199	483,943
Deposited with the Central Bank	662,624	375,701	17,907
Derivative financial instruments	2,233,722	2,068,353	2,280,545
Assets Guaranteeing Technical Provisions - PGBL/VGBL fund quotas (Note 10b)	12,980,086	12,980,086	9,181,797
Assets Guaranteeing Technical Provisions - Other securities (Note 10b)	2,749,818	2,749,818	2,755,247
INTERBANK ACCOUNTS	14,807,196	13,334,578	11,668,708
Pending settlement	1,704,758	1,321,062	1,459,126
Central Bank Deposits	13,080,264	12,003,052	10,193,102
National Housing System (SFH)	8,227	8,110	9,132
Correspondents	12,517	924	2,819
Interbank onlendings	1,430	1,430	4,529
INTERBRANCH ACCOUNTS	12,226	12,143	14,563
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	49,855,450	43,228,429	35,698,857
Operations with Credit Granting Characteristics (Note 4d)	53,929,949	46,781,874	37,464,939
(Allowance for loan losses) (Note 4e)	(4,074,499)	(3,553,445)	(1,766,082)
OTHER RECEIVABLES	28,876,061	27,245,923	16,311,490
Foreign exchange portfolio (Note 8)	20,123,190	19,282,575	9,738,686
Income receivable	704,247	684,143	526,776
Insurance premium receivable (Note 10b)	698,473	698,473	668,893
Negotiation and intermediation of securities	839,075	834,729	909,689
Sundry (Note 12a)	6,511,076	5,746,003	4,467,446
OTHER ASSETS (Note 4f)	825,141	819,366	769,667
Other assets	368,430	364,570	367,297
(Valuation allowance)	(89,767)	(89,151)	(102,581)
Prepaid expenses (Note 12b)	546,478	543,947	504,951
LONG-TERM RECEIVABLES	42,231,602	39,896,558	31,142,187
INTERBANK INVESTMENTS (Notes 4a and 5)	1,318,656	1,150,985	508,853
Money market	123,740	123,740	—
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	462,761	462,761	—
Interbank deposits	732,155	564,484	508,853
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	7,643,979	7,302,151	8,003,114
Own portfolio	4,560,775	4,527,021	4,773,381
Subject to repurchase commitments	798,655	798,655	702,737
Pledged in guarantee	378,834	378,834	745,115
Deposited with the Central Bank	—	—	203,748
Derivative financial instruments	1,081,486	773,412	652,220
Assets Guaranteeing Technical Provisions - Other securities (Note 10b)	824,229	824,229	925,913
INTERBANK ACCOUNTS	375,176	375,176	322,755
National Housing System (SFH)	375,176	375,176	321,309
Interbank onlendings	—	—	1,446
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	23,271,747	21,631,657	16,218,093
Operations with Credit Granting Characteristics (Note 4d)	26,249,520	24,407,434	18,107,759
(Allowance for loan losses) (Note 4e)	(2,977,773)	(2,775,777)	(1,889,666)
OTHER RECEIVABLES	8,873,138	8,687,683	5,192,789
Foreign exchange portfolio (Note 8)	1,647,789	1,647,789	—
Income receivable	2,597	2,597	—
Sundry (Note 12a)	7,222,752	7,037,297	5,192,789
OTHER ASSETS - Prepaid expenses (Note 12b)	748,906	748,906	896,583
PERMANENT ASSETS	3,450,488	4,956,961	2,797,793
INVESTMENTS IN BKB (Notes 2a and 14a II)	—	1,933,138	—
INVESTMENTS (Notes 4g and 14a I11)	971,139	941,323	726,881
Investments in affiliates	750,952	750,952	566,447
Other investments	315,760	285,942	264,860
(Allowance for loan losses)	(95,573)	(95,571)	(104,426)
FIXED ASSETS (Notes 4h and 14b)	2,012,270	1,720,393	1,850,416
Real estates in use	2,406,835	2,154,655	2,144,236
Other fixed assets	3,426,842	3,223,140	3,271,576
(Accumulated depreciation)	(3,821,407)	(3,657,402)	(3,565,396)
OPERATING LEASE ASSETS (Note 4i)	15,941	15,885	—
Leased assets	19,231	18,553	—
(Accumulated depreciation)	(3,290)	(2,668)	—
DEFERRED CHARGES (Notes 4j and 14b)	451,138	346,222	220,496
Organization and expansion expenses	920,108	617,905	445,414
(Accumulated amortization)	(468,970)	(271,683)	(224,918)
TOTAL ASSETS	206,934,917	193,716,322	145,938,697

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	70

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

CURRENT LIABILITIES	117,033,187	109,320,829	85,893,839
DEPOSITS (Notes 4a and 9b)	49,933,612	48,316,489	41,223,458
Demand deposits	13,285,319	11,885,871	9,978,022
Savings deposits	20,899,746	20,004,639	18,563,979
Interbank deposits	856,698	1,728,255	872,649
Time deposits	14,420,458	14,267,191	11,513,065
Other deposits	471,391	430,533	295,743
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	15,222,685	14,926,507	10,150,272
Own portfolio	7,945,609	7,001,778	6,089,365
Third-party portfolio	5,476,764	5,621,693	3,672,649
Free portfolio	1,800,312	2,303,036	388,258
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	1,825,988	1,481,689	802,573
Real estate notes	174,252	174,252	—
Mortgage notes	316,420	316,420	—
Debentures	123,099	123,099	42,934
Foreign borrowings through securities	1,212,217	867,918	759,639
INTERBANK ACCOUNTS	3,383,389	1,268,068	1,728,441
Pending settlements	1,575,748	1,133,030	1,579,690
Correspondents	1,807,641	135,038	148,751
INTERBRANCH ACCOUNTS	1,639,121	1,325,401	1,302,048
Third-party funds in transit	1,626,395	1,312,682	1,290,642
Internal transfer of funds	12,726	12,719	11,406
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	4,877,593	4,151,730	4,119,305
Borrowings	3,375,707	2,771,775	2,948,217
Onlendings	1,501,886	1,379,955	1,171,088
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	1,627,789	1,359,975	1,476,411
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	3,621,916	3,621,916	2,633,279
OTHER LIABILITIES	34,901,094	32,869,054	22,458,052
Collection and payment of taxes and contributions	1,703,255	1,559,863	1,349,145
Foreign exchange portfolio (Note 8)	20,289,082	19,362,068	10,098,737
Social and statutory (Note 15b II)	1,298,281	1,269,374	1,171,721
Tax and social security contributions (Note 13c I)	1,920,445	1,684,354	1,849,759
Negotiation and intermediation of securities	915,617	911,380	1,140,173
Credit card operations	5,354,647	5,096,290	3,852,170
Securitization of foreign payment orders (Note 9f)	199,031	199,031	86,053
Subordinated debts (Note 9g)	46,962	46,962	59,487
Sundry (Note 12c)	3,173,774	2,739,732	2,850,807
LONG-TERM LIABILITIES	66,864,902	61,365,287	43,711,049
DEPOSITS (Notes 4a and 9b)	5,491,805	4,157,637	3,264,521
Interbank deposits	23,663	23,663	65,661
Time deposits	5,468,142	4,133,974	3,198,860
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - Own portfolio (Notes 4a and 9c)	19,852,818	18,516,743	10,282,823
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	5,742,110	5,742,110	3,950,323
Debentures	2,850,000	2,850,000	1,350,000
Foreign borrowings through securities	2,892,110	2,892,110	2,600,323
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	6,720,455	4,444,369	4,471,102
Borrowings	2,725,940	1,481,343	1,441,950
Onlendings	3,994,515	2,963,026	3,029,152
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	733,153	549,987	420,145
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	13,911,744	13,911,744	10,852,350
OTHER LIABILITIES	14,412,817	14,042,697	10,469,785
Foreign exchange portfolio (Note 8)	1,652,070	1,652,070	—
Tax and social security contributions (Note 13c I)	4,961,536	4,870,078	3,075,416
Securitization of foreign payment orders (Note 9f)	1,335,144	1,335,144	1,118,553
Subordinated debts (Note 9g)	4,500,361	4,500,361	4,389,384
Sundry (Note 12c)	1,963,706	1,685,044	1,886,432
DEFERRED INCOME	79,100	72,483	59,731
MINORITY INTEREST IN SUBSIDIARIES	1,264,623	1,264,618	1,044,858
STOCKHOLDERS’ EQUITY (Note 15)	21,693,105	21,693,105	15,229,220
Capital	12,881,120	12,881,120	8,300,000
Capital reserves	1,290,005	1,290,005	1,289,969
Revenue reserves	8,519,685	8,519,685	6,098,095
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6d)	121,591	121,591	294,594
(Treasury shares)	(1,119,296)	(1,119,296)	(753,438)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	206,934,917	193,716,322	145,938,697

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	71

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

INCOME FROM FINANCIAL OPERATIONS	21,972,976	20,537,153	13,188,295
Loan, lease and other credit operations	13,504,358	12,647,539	8,508,034
Securities and derivative financial instruments	6,143,111	5,822,705	2,467,865
Insurance, pension plan and capitalization (Note 10c)	1,549,096	1,549,096	1,357,612
Foreign exchange operations	85,130	(142,748)	182,710
Compulsory deposits	691,281	660,561	672,074
EXPENSES ON FINANCIAL OPERATIONS	(8,576,286)	(7,798,764)	(2,815,083)
Deposits received under securities repurchase agreements	(6,764,442)	(6,241,565)	(2,065,726)
Technical provision for pension plan and capitalization (Note 10c)	(1,266,612)	(1,266,612)	(1,072,460)
Borrowings and onlendings	(545,232)	(290,587)	323,103
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	13,396,690	12,738,389	10,373,212
RESULT OF LOAN LOSSES (Note 7d I)	(4,193,843)	(3,761,807)	(1,853,244)
Expense for allowance for loan losses	(4,833,939)	(4,392,930)	(2,496,437)
Income from recovery of credits written off as loss	640,096	631,123	643,193
GROSS INCOME FROM FINANCIAL OPERATIONS	9,202,847	8,976,582	8,519,968
OTHER OPERATING REVENUES (EXPENSES)	(4,985,645)	(1,995,479)	(2,513,139)
Banking service fees (Note 12d)	6,641,787	6,383,348	5,615,804
Asset management	1,503,637	1,373,006	1,257,666
Current account services	1,138,974	1,112,997	1,024,199
Credit cards	1,527,099	1,483,422	1,365,378
Sureties and credits granted	1,203,359	1,190,120	887,845
Receipt services	658,783	628,588	618,585
Other	609,935	595,215	462,131
Result from insurance, pension plan and capitalization operations (Note 10c)	813,354	813,354	580,658
Personnel expenses (Note 12e)	(3,572,838)	(3,290,804)	(2,987,937)
Other administrative expenses (Note 12f)	(4,139,394)	(3,877,990)	(3,492,019)
Tax expenses (Notes 4m and 13a II)	(1,621,002)	(1,554,481)	(1,450,741)
Equity in earnings of affiliates (Note 14a IV)	133,828	133,828	(1,443)
Other operating revenues (Note 12g)	455,457	436,594	261,572
Other operating expenses (Note 12h)	(3,696,837)	(1,039,328)	(1,039,033)
OPERATING INCOME	4,217,202	6,981,103	6,006,829
NON-OPERATING INCOME	86,081	81,951	7,822
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	4,303,283	7,063,054	6,014,651
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)	(786,405)	(1,790,709)	(1,938,607)
Due on operations for the period	(2,280,132)	(2,277,548)	(2,128,728)
Related to temporary differences	1,493,727	486,839	190,121
PROFIT SHARING	(458,515)	(450,360)	(337,032)
Employees - Law 10,101 of 12/19/2000	(344,042)	(335,887)	(253,516)
Officers - Statutory - Law 6,404 of 12/15/1976	(114,473)	(114,473)	(83,516)
MINORITY INTEREST IN SUBSIDIARIES	(29,078)	(29,077)	87,522
NET INCOME	3,029,285	4,792,908	3,826,534
EFFECTS OF THE BKB ACQUISITION (Notes 2a and 14a II)	—	(1,763,623)	—
NET INCOME AFTER THE EFFECTS OF THE BKB ACQUISITION	3,029,285	3,029,285	3,826,534

NUMBER OF OUTSTANDING SHARES - (Note 15a)	1,176,555,551	1,176,555,551	1,114,004,030
NET INCOME PER SHARE - R$	2.57	4.07	3.43
BOOK VALUE PER SHARE - R$	18.44	18.44	13.67

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	72

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position (Note 2a)
(In thousands of Reais)

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

A - FINANCIAL RESOURCES WERE PROVIDED BY	58,188,314	47,431,407	18,431,327
ADJUSTED NET INCOME	5,968,438	5,956,560	4,222,132
Net income	3,029,285	3,029,285	3,826,534
Adjusted net income:	2,939,153	2,927,275	395,598
Depreciation and amortization	483,640	421,560	433,667
Equity in earnings of affiliates	(133,828)	(133,828)	1,443
Amortization of goodwill	2,597,837	2,597,837	—
Others	(8,496)	41,706	(39,512)
STOCKHOLDERS’ RESOURCES	4,692,323	4,692,323	108,832
Transfer of shares (Notes 2a and 15a)	4,581,120	4,581,120	—
Stock options granted	111,203	111,203	108,832
THIRD PARTIES’ RESOURCES ARISING FROM:	47,394,712	36,649,688	14,100,363
- Increase in liabilities:	46,805,016	36,076,897	13,482,261
Deposits	4,905,682	1,954,391	2,458,149
Deposits received under securities repurchase agreements	13,044,853	11,412,600	4,334,677
Funds from acceptance and issuance of securities	2,607,336	2,263,037	1,321,933
Interbank and interbranch accounts	2,491,941	1,535,601	824,489
Borrowings and onlendings	2,441,776	—	—
Derivative financial instruments	—	—	723,320
Technical provisions for insurance, pension plan and capitalization	2,894,126	2,894,126	2,462,556
Other liabilities	18,419,302	16,017,142	1,357,137
- Decrease in assets:	152,240	154,772	404,033
Other receivables	—	—	404,033
Other assets	152,240	154,772	—
- Changes in deferred income	8,123	1,506	12,506
- Disposal of assets and investments:	384,380	371,560	168,881
Assets not for own use	303,898	303,485	144,007
Fixed assets	77,380	65,175	19,266
Investments	3,102	2,900	5,608
- Dividends received from affiliates	44,953	44,953	32,682
CHANGES IN MINORITY INTERESTS	132,841	132,836	—
B - FINANCIAL RESOURCES WERE USED FOR	56,717,687	46,635,267	18,308,788
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	1,407,034	1,407,034	1,319,395
PURCHASE OF TREASURY SHARES	3,176	3,176	1,090,560
INVESTMENTS IN:	3,644,389	5,250,436	434,324
- Assets not for own use	293,699	290,042	131,778
- Fixed assets	646,246	302,684	283,045
- Investments	106,607	76,590	19,501
- Acquisition of BKB (Note 2a e 14a II)	2,597,837	4,581,120	—
Book value	—	1,983,283	—
Goodwill	2,597,837	2,597,837	—
DEFERRED CHARGES	275,447	147,932	60,189
INCREASE IN ASSETS	51,312,334	38,740,229	13,391,339
- Interbank investments	6,759,952	5,541,584	3,428,870
- Securities and derivative financial instruments	9,806,834	8,535,801	1,913,502
- Loan, lease and other credit operations	16,598,804	8,331,693	7,563,439
- Other receivables	18,146,744	16,331,151	—
- Other assets	—	—	485,528
DECREASE IN LIABILITIES	75,307	1,086,460	1,927,559
- Borrowings and onlendings	—	560,173	1,927,559
- Derivative financial instruments	75,307	526,287	—
CHANGES IN MINORITY INTERESTS	—	—	85,422
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	1,470,627	796,140	122,539
CHANGES IN FINANCIAL POSITION:

Cash and cash equivalents:
- At the beginning of the period	2,084,562	2,084,562	1,930,452
- At the end of the period	3,555,189	2,880,702	2,052,991
- Increase (Decrease)	1,470,627	796,140	122,539

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	73

BANCO ITAÚ HOLDING FINANCEIRA S.A.
BALANCE SHEET
(In thousands of Reais)

ASSETS	09/30/2006	09/30/2005

CURRENT ASSETS	808,500	412,027
CASH AND CASH EQUIVALENTS	114,942	56
INTERBANK INVESTMENTS (Notes 4a and 5)	31,561	239,557
Money market	31,561	16,862
Interbank deposits	—	222,695
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	90,764	10,081
Own portfolio	721	9,516
Pledged in guarantee	—	493
Derivative financial instruments (Notes 4c and 6f)	90,043	72
OTHER RECEIVABLES - SUNDRY (Note 12a)	567,343	162,242
OTHER ASSETS - Prepaid expenses	3,890	91
LONG-TERM RECEIVABLES	120,507	1,027,145
INTERBANK INVESTMENTS - Interbank deposits (Notes 4a and 5)	90,725	827,910
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	20,553	52,561
Own portfolio	17,665	18,391
Pledged in guarantee	841	—
Derivative financial instruments (Notes 4c and 6f)	2,047	34,170
OTHER RECEIVABLES - Sundry (Note 12a)	9,229	146,674
PERMANENT ASSETS	24,762,680	15,712,568
INVESTMENTS - Investments subsidiaries domestic (Note 14a I)	24,762,344	15,712,312
FIXED ASSETS AND DEFERRED CHARGES	336	256
TOTAL ASSETS	25,691,687	17,151,740

LIABILITIES

CURRENT LIABILITIES	1,017,598	1,002,424
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	45,441	—
OTHER LIABILITIES	972,157	1,002,424
Social and statutory (Note 15b II)	894,149	861,682
Tax and social security contributions (Note 13b II)	14,054	4,156
Negotiation and intermediation of securities	—	6
Sundry (Note 12c)	63,954	136,580
LONG-TERM LIABILITIES	7,859	24,473
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	—	18,202
OTHER LIABILITIES - Tax and social security contributions (Note 13b II)	7,859	6,271
STOCKHOLDERS’ EQUITY (Note 15)	24,666,230	16,124,843
Capital	12,881,120	8,300,000
Capital reserves	1,290,005	1,289,969
Revenue reserves	11,492,810	6,993,718
Adjustment to market value - securities and derivatives	121,591	294,594
(Treasury shares)	(1,119,296)	(753,438)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	25,691,687	17,151,740

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	74

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of Income
(In thousands of Reais)

	01/01 to 09/30/2006	01/01 to 09/30/2005

INCOME FROM FINANCIAL OPERATIONS	79,039	57,062
Securities and derivative financial instruments	79,039	57,062
EXPENSES ON FINANCIAL OPERATIONS	(2,917)	(12,901)
Deposits received under securities repurchase agreements	(2,917)	(12,901)
GROSS INCOME FROM FINANCIAL OPERATIONS	76,122	44,161
OTHER OPERATING INCOME (EXPENSES)	4,825,469	3,736,701
Personnel expenses	(15,724)	(8,930)
Other administrative expenses	(25,170)	(13,734)
Tax expenses (Note 13a II)	(25,508)	(34,379)
Equity in earnings of subsidiaries (Nota 14a I)	4,889,223	3,792,080
Other operating revenues (expenses)	2,648	1,664
OPERATING INCOME	4,901,591	3,780,862
NON-OPERATING INCOME (EXPENSES)	1,403	(6)
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	4,902,994	3,780,856
INCOME TAX AND SOCIAL CONTRIBUTION (Note 13a I)	242,835	154,109
Due on operations for the period	(2,027)	(991)
Related to temporary differences	244,862	155,100
PROFIT SHARING	(4,326)	(3,576)
Employees - Law 10,101 of 12/19/2000	(1,061)	(862)
Officers - Statutory - Law 6,404 of 12/15/1976	(3,265)	(2,714)
NET INCOME	5,141,503	3,931,389

NUMBER OF OUTSTANDING SHARES - (Note 15a)	1,176,555,551	1,114,004,030
NET INCOME PER SHARE - R$	4.37	3.53
BOOK VALUE PER SHARE - R$	20.97	14.47

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	75

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (Note 15)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Adjustment to Market Value - Securities and Derivatives	Retained earnings	(Treasury shares)	Total

BALANCES AT 01/01/2005	8,101,000	2,183,867	4,477,203	472,940	—	(475,253)	14,759,757
Prior years’ adjustments	—	—	—	—	(86,943)	—	(86,943)
Capitalization of reserves - ASM/ESM of 04/27/2005	199,000	(199,000)					—
Adjustment of equity securities		110					110
Treasury shares	—	(695,008)	(8,535)	—	—	(278,185)	(981,728)
Purchase of treasury shares	—	—	—	—	—	(1,090,560)	(1,090,560)
Granting of stock options - Exercised options	—	—	(8,535)	—	—	117,367	108,832
Cancellation of treasury shares - ASM/ESM of 04/27/2005	—	(695,008)	—	—	—	695,008	—
Change of adjustment to market value	—	—	—	(178,346)	—	—	(178,346)
Complementary interest on capital paid on 03/14/2005 fiscal year - 2004	—	—	(1,224)	—	—	—	(1,224)
Net income	—	—	—	—	3,931,389	—	3,931,389
Appropriations
Legal reserve	—	—	196,569	—	(196,569)	—	—
Statutory reserves	—	—	2,329,705	—	(2,329,705)	—	—
Interest on capital	—	—	—	—	(1,318,172)	—	(1,318,172)
BALANCES AT 09/30/2005	8,300,000	1,289,969	6,993,718	294,594	—	(753,438)	16,124,843

CHANGES IN THE PERIOD	199,000	(893,898)	2,516,515	(178,346)	—	(278,185)	1,365,086

BALANCES AT 01/01/2006	8,300,000	1,289,969	7,842,554	284,066	—	(1,296,027)	16,420,562
Capital increase through acquisition of shares - ESM of 08/25/2006 (Note 2a)	4,581,120	—	—	—	—	—	4,581,120
Adjustment of equity securities	—	36	—	—	—	—	36
Treasury shares	—	—	(68,704)	—	—	176,731	108,027
Purchase of treasury shares	—	—	—	—	—	(3,176)	(3,176)
Granting of stock options - Exercised options	—	—	(68,704)	—	—	179,907	111,203
Change of adjustment to market value	—	—	(15,509)	(162,475)	—	—	(177,984)
Complementary interest on capital paid on 03/13/2006 Fiscal year - 2005	—	—	(2,895)	—	—	—	(2,895)
Net income	—	—	—	—	5,141,503	—	5,141,503
Appropriations
Legal reserve	—	—	257,075	—	(257,075)	—	—
Statutory reserves	—	—	3,480,289	—	(3,480,289)	—	—
Dividends and interest on capital	—	—	—	—	(1,404,139)	—	(1,404,139)
BALANCES AT 09/30/2006	12,881,120	1,290,005	11,492,810	121,591	—	(1,119,296)	24,666,230

CHANGES IN THE PERIOD	4,581,120	36	3,650,256	(162,475)	—	176,731	8,245,668

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	76

BANCO ITAÚ HOLDING FINANCEIRA S. A.
Statement of Changes in Financial Position
(In thousands of Reais)

	01/01 to 09/30/2006	01/01 to 09/30/2005

A - FINANCIAL RESOURCES WERE PROVIDED BY	6,715,541	3,454,372
Adjusted net income	252,366	139,326
Net income	5,141,503	3,931,389
- Adjustments to net income	(4,889,137)	(3,792,063)
Equity in earnings of subsidiaries	(4,889,223)	(3,792,080)
Depreciation and amortization	86	17
STOCKHOLDERS’ RESOURCES	4,692,323	108,832
Capital increase through acquisition of shares (Notes 2a and 15a)	4,581,120	—
Granting of stock options - Exercised stock options	111,203	108,832
THIRD PARTIES’ RESOURCES ARISING FROM:	1,770,852	3,206,214
- Increase in liabilities - Derivative Financial Instruments	28,663	17,641
- Decrease in assets	871,072	257,525
Interbank investments	715,759	—
Other receivables and other assets	155,313	257,525
- Interest on capital and dividends received from subsidiaries	871,117	2,931,048
B - FINANCIAL RESOURCES WERE USED FOR	6,600,880	3,454,361
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	1,407,034	1,319,395
PURCHASE OF TREASURY SHARES	3,176	1,090,560
INVESTMENTS IN:	4,698,622	46,479
Investments - additions in subsidiaries	117,350	46,206
Acquisition of BKB (Note 2a)	4,581,120	—
Book value	1,983,283	—
Goodwill	2,597,837	—
Fixed assets/deferred charges	152	273
INCREASE IN ASSETS:	51,014	921,899
- Interbank investments	—	917,824
- Securities and derivative financial instruments	51,014	4,075
DECREASE IN LIABILITIES - Other liabilities	441,034	76,028
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	114,661	11

CHANGES IN FINANCIAL POSITION:

Cash and cash equivalents:
- At the beginning of the period	281	45
- At the end of the period	114,942	56
- Increase or decrease	114,661	11

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	77

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO SEPTEMBER 30, 2006 AND 2005
(In thousands of reais)

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	78

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

On May 1, ITAÚ HOLDING and Bank of America Corporation (BAC) entered into an agreement for the acquisition, by ITAÚ HOLDING, of the operations of BankBoston (BKB) and subsidiary companies in Brazil.  On August 22, 2006, the operation was approved by BACEN and, in the ESM of August 25, 2006, its implementation was approved as from September 1, 2006, and its company name was changed to Banco ItauBank S.A.

The acquisition of BKB was made through capital increase of ITAÚ HOLDING in the amount of R$4,581,120, upon issue of preferred shares delivered to BAC, which represented 5.82% of the total capital of ITAÚ HOLDING (Note 15a).

The acquisition price was established based on the economic value of BKB at April 30, 2006 and the share replacement ratio, based on the average quotation of preferred shares in the business conducted at the São Paulo Stock Exchange, in the period between February 21, 2006 and April 24, 2006.

The balance sheet of  BKB as of April 30, 2006  was the basis for the determination of goodwill,  and it recognized a provision for corporate restructuring in the amount of R$ 224,017 which, net of tax effects, represented R$ 147,851. The goodwill determinad by ITAÚ HOLDING was R$ 2,597,837, fully amortized in the consolidated financial statements, and which, net of tax effects, represented R$ 1,714,572. The results of BKB for the period from May 1, 2006 to September 30, 2006 were recognized in the results of ITAÚ HOLDING.

To enable a better understanding of the capital increase considering the effects of the aforementioned acquisition, the Consolidated Financial Statements from January 1 to September 30, 2006 and the respective Notes to the Financial Statements are presented “With BKB” and “Without BKB”, as follows:

-

In the Balance Sheet, “Without BKB” presents only the investment in BKB in a specific line (Note 14a II), therefore, not taking into consideration all its assets and liabilities captions in the consolidation.

-

In the Statement of Income for the period, Without BKB presents the effect of acquisition on only one caption named  “Effects of the BKB Acquisition  (Note 14a II), therefore, not taking into consideration all income and expenses in the consolidation.

	-	In the Notes to financial statements, “With and Without BKB” means that BKB did not record any balance under the related heading

As set forth in the sole paragraph of article 7 of BACEN Circular Letter 3068, of November 8, 2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet, under Current Assets, regardless of their maturity dates.

Operations with Credit Cards, arising from purchases made by card holders, are included in receivables for loan, capital lease and other credit operations. The resources related to these amounts are included in Other Liabilities – Credit Card Operations. Capital Lease Operations are presented, at present value, in the Balance Sheet, and related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

As set forth in paragraph 1, article 2, of BACEN Circular Letter 2804, of February 11, 1998, the financial statements of ITAÚ HOLDING comprise the consolidation of its foreign subsidiary companies.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	79

b)	Consolidation

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts (Note 13b II). Up to March 31, 2006, Operations with Credit Granting Characteristics and Allowance for Loan Losses were presented in the Balance Sheet net of  additional write-offs, related to fully provisioned operations, and which recovery is considered remote by Management. As from the second quarter of 2006, the credit assignment procedure started being adopted for part of the operations with these characteristics (Note 7e). The effects of the Foreign Exchange Variation on investments abroad are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

The difference in Net Income and Stockholders’ Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits (losses) arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill on purchase of investments and the recognition of deferred tax assets:

I – In ITAÚ HOLDING, goodwill recorded in subsidiaries, mainly originated from the acquisition of BKB operations in Brazil, increases in investments Credicard, from the partnership to set up the Financeira Itaú CBD and Americanas Itaú and from the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or by the realization of investments, in order to: a) avoid an unnecessary decrease in its Stockholders’ Equity for operating limits computation purposes; b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

In ITAÚ HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

II – In BANCO BANESTADO S.A. (BANESTADO) and ITAÚ HOLDING CONSOLIDATED, deferred tax assets are recorded at amounts considering the expected future earnings.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	80

The consolidated financial statements comprise ITAÚ HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Interest %

		09/30/2006	09/30/2005

BANKING AND FINANCIAL ACTIVITIES
Banco Itaú S.A.		100.00	100.00
Banco Itaú BBA S.A.		95.75	95.75
Banco ItauBank S.A. (Note 2a)		100.00	—
Banco Itaucred Financiamentos S.A.		99.99	99.99
Banco Fiat S.A.		99.99	99.99
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(1)	19.52	19.52
Banco Itaú Europa S.A.	(1)	19.53	19.53
Itau Bank, Ltd.		100.00	100.00
Cia Itauleasing de Arrendamento Mercantil		99.99	99.99
ItauBank Leasing S.A. Arrendamento Mercantil (Note 2a)		99.99	—
Itaú Corretora de Valores S.A.		99.99	99.99
Financeira Itaú CBD S.A. - Crédito, Financiamento e Investimento	(2)	50.00	50.00
Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(3)(6)	50.00	50.00
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
Itaú Seguros S.A.		100.00	100.00
Itaú Vida e Previdência S.A.		100.00	99.99
Cia. Itaú de Capitalização		99.99	99.99
CREDIT CARD ADMINISTRATION ACTIVITIES
Banco Itaucard S.A.	(4)	99.99	99.99
Credicard Banco S.A.	(5)(6)	—	50.00
Banco Itaú Cartões S.A.	(5)	99.99	—
Orbitall Serviços e Processamento e Informatização Comercial S.A.		100.00	100.00
Redecard S.A.	(6)	31.94	31.94
CONSORTIUM GROUPS ADMINISTRATION
Fiat Administradora de Consórcios Ltda.		99.99	99.99
Itaú Administradora de Consórcios Ltda.		99.99	99.99
NON-FINANCIAL INSTITUTIONS
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA		100.00	100.00
Itaúsa Export S.A.	(1)	22.23	22.23
Serasa S.A.	(6)	32.54	32.54

(1)	Affiliated Companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).
(2)	Company with shared control, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ HOLDING.
(3)	Investment set up on April 27, 2005 and pproved to operate by BACEN on February 21, 2006.
(4)	New company name of Itaucard Financeira S.A. Crédito, Financiamento e Investimento, approved by BACEN on April 25, 2006.
(5)	Company proportionally incorporated by Banco Itaú Cartões S.A. on April 30, 2006.
(6)	Companies with shared control included proportionally in consolidation.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	81

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators as of September 30, 2006, obtained from the unconsolidated financial statements (the initial basis for determining the financial system and economic and financial consolidated amounts), according to present regulation, are as follows:

	Financial system consolidated (1)	Economic-Financial consolidated (2)

Referential equity (3)	28,492,438	28,564,894
Basel ratio (4)	17.7%	16.8%
Tier I	16.0%	15.2%
Tier II	1.7%	1.6%
Fixed asset ratio (5)	39.2%	33.1%
Excess capital in relation to fixed assets	3,067,235	4,802,243

(1)	Consolidated financial statements including financial companies only.
(2)

Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds.

(3)

The CMN, through Resolution 2,837/2001, of May 30, 2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders’ equity, as well as subordinated debts and hybrid capital and debt.

(4)

The Required Net Worth (PLE) is calculated according to the following formula: PLE = 0.11 X APR + SWAP + PRE+ EXCHANGE, where APR is the net worth required to cover the risk of weighted assets, SWAP is the net worth required to cover the risk of credit swap, PRE is the net worth required to cover the market risk of fixed interest rates and EXCHANGE is the net worth required to cover the market risk of positions exposed to exchange variation. To disclose the Capital Adequacy Ratio, ITAU HOLDING used the formula: [PR– (SWAP + PRE + EXCHANGE)] / APR. However, to assure the comparability with the market, ITAÚ HOLDING started adopting the formula: PR / [APR + (SWAP + PRE + EXCHANGE / 0.11). Although the option for one or another calculation methodology results in different ratios in most situations, the calculation of the margin is not affected, since it is obtained by comparison between PR and PLE.

(5)

The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (16.8%, based on economic-financial consolidated) to be adequate, taking into account the following:
a)	It is higher than the minimum required by the authorities (11.0%).
b)	In view of the amounts of asset realization (Note 17), additional provision (exceeding the minimum required) and unrecorded deferred tax assets, the ratio would increase to 18.7%.

For calculation of the ratios as of September 30, 2006, the Adjusted Referential Equity was used, as follows:

	Financial system consolidated	Economic - Financial consolidated

ITAÚ HOLDING Stockholders’ equity (Consolidated)	21,693,105	21,693,105
Amortization of goodwill	2,970,439	2,970,439
Unrealized income (losses)	2,686	2,686
ITAÚ HOLDING Stockholders’ equity (Individual)	24,666,230	24,666,230
Minority interest not eliminated in the consolidation	1,184,831	1,259,792
Unrealized income (losses) on operations with subsidiary companies	(181)	(2,686)
Consolidated stockholders’ equity (BACEN)	25,850,880	25,923,336
Subordinated debt	2,722,827	2,722,827
Deferred tax assets excluded from Tier I	(81,269)	(81,269)
Referential equity	28,492,438	28,564,894
Adjustment:
Indirect equity share in Banco Itaú Europa, S.A.	(230,591)	(230,591)
Adjusted referential equity	28,261,847	28,334,303

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	82

During this period, the effects of the changes in legislation and balances were as follows:

Changes in the Basel Ratio	Financial System Consolidated			Economic-Financial Consolidated

	Adjusted Referential Equity	Weighted Assets	Effect	Adjusted Referential Equity	Weighted Assets	Effect

Ratio at 12/31/2005	17,760,600	99,358,867	17.9%	17,680,674	104,283,391	17.0%

Net income	5,163,808	—	5.2%	5,165,043	—	4.9%
Interest on capital and dividends	(1,407,034)	—	-1.4%	(1,407,034)	—	-1.3%
Change in the adjustment to market value - securities and derivatives	(177,193)	—	-0.2%	(177,193)	—	-0.2%
Interest rate risk	(20,419)	—	0.0%	(30,403)	—	0.0%
Treasury shares	108,027	—	0.1%	108,027	—	0.1%
Foreign exchange exposure	90,829	—	0.1%	90,829	—	0.0%
SWAP operations risk	44,971	—	0.0%	44,971		0.0%
Subordinated debt	(476,591)	—	-0.5%	(476,591)	—	-0.5%
Other changes in referential equity	(96,998)	—	-0.1%	63,977	—	0.1%
Changes in weighted assets	—	16,778,007	-3.1%	—	20,672,445	-3.3%
Effect of the BKB acquisition	4,247,642	15,790,277	1.1%	4,247,959	16,186,515	1.1%
Effect of change in the ratio calculation criterion (1)	3,024,205	27,492,772	-1.4%	3,024,044	27,491,309	-1.1%

Ratio at 09/30/2006	28,261,847	159,419,923	17.7%	28,334,303	168,633,660	16.8%

Ratio at 12/31/2005 - Current criterion (1)	20,520,072	124,444,976	16.5%	20,430,001	129,277,273	15.8%

(1)

As from 09/30/2006, we adopted the calculation methodology used by the Central Bank of Brazil for determining the ratio, which does not result in any difference as regards to the excess capital found according to the criterion previously adopted by ITAÚ HOLDING.

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NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)

Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated “pro rata die” based on the variation of the contracted index and interest rate.

b)

Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular Letters 3068, of November 8, 2001. Securities are classified into the following categories:

	•	trading securities - acquired to be actively and frequently traded, are adjusted to market value, with a contra-entry to the results for the period;

•

Available-for-sale securities - securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity; and

•

Held-to-maturity securities - securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of securities available for sale and those held up to maturity below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c)

Derivative Financial Instruments - These are classified on the date of their acquisition, according to management’s intention of using them either as a hedge or not, according to BACEN Circular Letter 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which changes in market value are highly associated with those of the items being protected,  at the beginning and throughout the duration of the contract, and found effective to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

•

Market Value Hedge – Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•

Cash Flows Hedge – The effective amount of the hedge of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

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d)

Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) - These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments.

e)

Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution 2.682 of December 21, 1999, among which are:

•

Provisions are recorded from the date loans are granted, based on the risk assessment of clients and on the periodical quality evaluation of clients and industries and not only in the event of default;

•

Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f)

Other assets - These assets are mainly comprised by assets held for sale relating to real estates available for sale, own real estate not in use or received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements the benefit of which will occur in future periods.

g)

Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h)

Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment with residual value up to R$3 are fully depreciated. Depreciation is calculated at the following annual rates:

Real estates in use	4% to 8%
Installations, furniture, equipment and security, transportation and communication systems	10% to 25%
EDP systems	20% to 50%

i)

Operating leases – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by the Ministry of Finance Ordinance 113 of February 26, 1988. Receivables are recorded in lease receivable at the contractual amount, with contra entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

j)

Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements and acquisition of software, which are amortized on a straight-line basis over their respective contractual terms, limited to ten and five years, respectively.

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k)

Technical Provisions of Insurance, Pension Plan and Capitalization - provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

	I-	Insurance:

		•	Provision for unsettled claims - recognized to determine unearned premiums relating to the risk coverage period;

		•	Provision for premium deficiency – recognized in case of insufficient Provision for unearned premiums;

		•	Provision for unearned premiums of current risks but not issued – calculated based on technical studies;

		•	Provision for unsettled claims – recognized based on claims of loss, in an amount sufficient to cover future commitments;

		•	Provision for claims incurred but not reported (IBNR) - recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

	II-	Pension Plan and Individual life insurance with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

		•	Provision for unsettled benefits and redemptions and/or Other unsettled amounts– refer to amounts still not settled up to the balance sheet date;

		•	Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;

•

Mathematical provisions for benefits granted and benefits to be granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;

		•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions.

	III-	Capitalization:

		•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

		•	Provision for raffles– calculated according to the definition in the technical note;

		•	Provision for raffles payable – recognized for raffles of certificates already held;

		•	Provision for contingencies – recognized for the application of the contingency rate on the collected amount.

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l)

Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security: assessed, recognized and disclosed according to the provisions set forth in CVM Deliberation No. 489 of October 3, 2005.

	I-	Contingent Assets and Liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•

Contingent Assets: not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability.

•

Contingent Liabilities: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts, as follows:

			•	Civil and labor contingencies: quantified upon judicial notification, and adjusted monthly:

-

at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and which have amounts not considered significant; or

-

at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits related to claims considered unusual or which have amounts considered significant.

Provisions for civil and labor contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

			•	Tax and social security contingencies: quantified upon judicial notification of administrative proceedings, based on their monthly adjusted amounts.

			•	Other risks: quantified mainly based on the assessment of credit risk on joint obligations.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon disbursement, with simultaneous recognition of receivables, not producing effect in results.

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	II-	Legal Liabilities – Tax and Social Security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

m)	Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS (*)	0.65%
COFINS (*)	4.00%
ISS	up to 5,00%
CPMF	0.38%

(*)	For the non-financial subsidiaries which qualify for the non-cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.

n)	Deferred income – Refers to unexpired interest received in advance that is recorded as income is earned.

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NOTE 5 - INTERBANK INVESTMENTS

	With BKB						Without BKB

	09/30/2006						09/30/2006		09/30/2005

	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%	Total	%

Money market	15,985,094	2,419,479	33,380	123,740	18,561,693	62.6	18,761,725	66.0	13,313,308	57.4
Funded position (*)	8,400,349	2,419,479	33,380	123,740	10,976,948	37.0	10,680,752	37.6	9,249,476	39.9
Financed position	7,584,745	—	—	—	7,584,745	25.6	8,080,973	28.4	3,975,856	17.1
With free movement	1,800,312	—	—	—	1,800,312	6.1	2,296,210	8.1	299,999	1.3
Without free movement	5,784,433	—	—	—	5,784,433	19.5	5,784,763	20.3	3,675,857	15.8
Short position	—	—	—	—	—	—	—	—	87,976	0.4
Money market - Assets guaranteeing technical provisions - SUSEP	—	—	107,256	462,761	570,017	2.0	570,017	2.0	248,030	1.1
Interbank deposits	6,453,206	1,796,890	1,522,735	732,155	10,504,986	35.4	9,086,586	32.0	9,614,204	41.5

TOTAL with BKB	22,438,300	4,216,369	1,663,371	1,318,656	29,636,696		28,418,328		23,175,542
% per maturity term	75.8	14.2	5.6	4.4

TOTAL without BKB	21,772,759	4,071,547	1,423,037	1,150,985	28,418,328
% per maturity term	76.6	14.3	5.0	4.1

TOTAL - 09/30/2005	14,560,037	7,274,104	832,548	508,853	23,175,542
% per maturity term	62.8	31.4	3.6	2.2

(*)

Includes R$5,998,165 (R$5,009,593 at 09/30/2005) related to money market with free movement, in which securities are restricted to guarantee transactions at the Brazilian Mercantile and Futures Exchange (BM&F).

At September 30, 2006, ITAÚ HOLDING’s Portfolio is composed of Money Market - Funded position falling due in up to 30 days amounting to R$ 31,561 (up to 30 days amounting to R$ 16,862 at 09/30/2005) and interbank deposits amounting to R$ 90,725 over 365 days (falling due in up to 30 days amounting to R$ 112,313, from 181 to 365 days amounting to R$ 110,382 and R$ 827,910 over 365 days, totaling R$ 1,050,605 at 09/30/2005).

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NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio, already adjusted to their respective market values

a)     Summary per maturity

	With BKB

	09/30/2006

	Cost	Provision for adjustment to market value with impact on:		Market value	%	0 - 30	31 - 90

		Results	Stockholders’ equity

GOVERNMENT SECURITIES - DOMESTIC	10,736,805	7,547	54,062	10,798,414	25.3	1,218,325	688,908
Financial Treasury Bills	2,614,329	(146)	2,008	2,616,191	6.1	111,522	548,884
National Treasury Bills	3,659,466	5,637	2,433	3,667,536	8.6	519,622	—
National Treasury Notes	2,667,155	114	48,988	2,716,257	6.4	865	10,101
National Treasury Notes - M	61,285	—	—	61,285	0.1	10,527	—
Central Bank Notes	271,005	(3,911)	159	267,253	0.6	140,156	127,097
National Treasury/Securitization	77,198	(242)	(2,567)	74,389	0.2	9	2,225
Brazilian External Debt Bonds	973,239	6,095	3,041	982,375	2.3	22,496	601
Investment in non Exclusive Funds	413,128	—	—	413,128	1.0	413,128	—
Financial Treasury Bills	412,862	—	—	412,862	1.0	412,862	—
Other	266	—	—	266	—	266	—
Other	—	—	—	—	—	—	—
GOVERNMENT SECURITIES - ABROAD	1,413,708	11,727	5,265	1,430,700	3.4	28	22,650
Portugal	354,298	—	3,139	357,437	0.8	—	—
Austria	452,943	9,474	2,127	464,544	1.1	—	—
Argentina	110,697	(460)	(1)	110,236	0.3	20	25
Central Bank	78,775	87	(1)	78,861	0.2	—	25
National Treasury	31,922	(547)	—	31,375	0.1	20	—
Russia	72,130	2,042	—	74,172	0.2	—	—
United States	350,421	(651)	—	349,770	0.8	—	22,619
Other	73,219	1,322	—	74,541	0.2	8	6
CORPORATE SECURITIES	14,064,276	279	58,540	14,123,095	33.1	4,336,779	1,454,843
Eurobonds and Others	4,930,174	8,245	41,796	4,980,215	11.6	472,108	642,470
Bank Deposit Certificates	2,819,173	1	—	2,819,174	6.6	451,255	215,679
Shares in Publicly Traded Companies	1,168,856	(8,034)	6,971	1,167,793	2.7	1,167,793	—
Debentures	1,651,994	(122)	(4,982)	1,646,890	3.9	27,812	45,597
Promissory Notes	832,468	177	923	833,568	2.0	99,188	530,574
Mortgage Notes	—	—	—	—	—	—	—
Quotas of Fixed Income Funds (1)	842,407	—	—	842,407	2.0	842,407	—
Quotas of Foreign Investment Funds	7,768	—	—	7,768	—	7,768	—
Quotas of Variable Income Funds	9,238	—	12,269	21,507	0.1	21,507	—
Quotas of Foreign Variable Income Funds	41,310	—	5,208	46,518	0.1	46,518	—
Quotas of Credit Right Funds	1,198,486	—	—	1,198,486	2.8	1,198,486	—
Securitized real estate loans	528,105	(849)	(3,645)	523,611	1.2	73	16,795
Other	34,297	861	—	35,158	0.1	1,864	3,728
PGBL/VGBL FUNDS QUOTAS (2)	12,980,086	—	—	12,980,086	30.4	12,980,086	—
SUBTOTAL - SECURITIES	39,194,875	19,553	117,867	39,332,295	92.2	18,535,218	2,166,401
Trading securities	24,550,229	19,553	—	24,569,782	57.6	16,118,425	595,773
Available-for-sale securities	13,017,428	—	117,867	13,135,295	30.8	2,378,771	1,560,354
Held-to-maturity securities (3)	1,627,218	—	—	1,627,218	3.8	38,022	10,274
DERIVATIVE FINANCIAL INSTRUMENTS	2,814,070	501,138	—	3,315,208	7.8	933,198	331,129
TOTAL	42,008,945	520,691	117,867	42,647,503	100.0	19,468,416	2,497,530

						45.6%	5.9%
Additional provision (exceeding minimum required)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				42,647,503

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(1,858,513)	(502,429)	—	(2,360,942)	100.0	(648,526)	(406,794)

	With BKB				Without BKB

	09/30/2006				09/30/2006	09/30/2005

	91 - 180	181 - 365	366 - 720	Over 720 days	Market value

GOVERNMENT SECURITIES - DOMESTIC	1,422,050	2,162,971	1,218,183	4,087,977	10,039,952	6,794,381
Financial Treasury Bills	157,371	159,712	494,534	1,144,168	2,552,871	1,272,052
National Treasury Bills	1,155,364	1,504,760	337,515	150,275	3,509,612	997,907
National Treasury Notes	338	485,041	248,115	1,971,797	2,275,572	1,930,636
National Treasury Notes - M	—	10,395	20,417	19,946	61,285	82,747
Central Bank Notes	—	—	—	—	170,720	391,781
National Treasury/Securitization	—	42	3,985	68,128	74,389	89,461
Brazilian External Debt Bonds	108,977	3,021	113,617	733,663	982,375	1,945,226
Investment in non Exclusive Funds	—	—	—	—	413,128	84,123
Financial Treasury Bills	—	—	—	—	412,862	78,282
Other	—	—	—	—	266	5,841
Other	—	—	—	—	—	448
GOVERNMENT SECURITIES - ABROAD	180,581	715,984	211,350	300,107	1,430,700	792,790
Portugal	103,197	251,786	—	2,454	357,437	432,986
Austria	5,274	459,270	—	—	464,544	—
Argentina	42,454	3,565	31,481	32,691	110,236	118,829
Central Bank	42,365	3,565	31,481	1,425	78,861	26,289
National Treasury	89	—	—	31,266	31,375	92,540
Russia	—	1,363	—	72,809	74,172	84,149
United States	29,317	—	179,869	117,965	349,770	32,210
Other	339	—	—	74,188	74,541	124,616
CORPORATE SECURITIES	2,249,502	1,229,402	1,212,369	3,640,200	14,083,967	11,517,133
Eurobonds and Others	1,105,550	540,960	314,293	1,904,834	4,980,218	4,059,489
Bank Deposit Certificates	814,385	455,332	568,056	314,467	2,819,174	3,230,288
Shares in Publicly Traded Companies	—	—	—	—	1,167,793	1,100,510
Debentures	136,592	194,162	300,612	942,115	1,617,437	1,736,365
Promissory Notes	187,163	16,643	—	—	824,066	175,965
Mortgage Notes	—	—	—	—	—	145,918
Quotas of Fixed Income Funds (1)	—	—	—	—	842,231	438,577
Quotas of Foreign Investment Funds	—	—	—	—	7,768	53,761
Quotas of Variable Income Funds	—	—	—	—	21,507	55,331
Quotas of Foreign Variable Income Funds	—	—	—	—	46,518	—
Quotas of Credit Right Funds	—	—	—	—	1,198,486	160,203
Securitized real estate loans	212	11,107	25,679	469,745	523,611	320,510
Other	5,600	11,198	3,729	9,039	35,158	40,216
PGBL/VGBL FUNDS QUOTAS (2)	—	—	—	—	12,980,086	9,181,797
SUBTOTAL - SECURITIES	3,852,133	4,108,357	2,641,902	8,028,284	38,534,705	28,286,101
Trading securities	1,483,628	2,264,263	913,459	3,194,234	24,505,630	16,432,201
Available-for-sale securities	2,342,831	1,831,690	1,451,758	3,569,891	12,401,857	9,914,032
Held-to-maturity securities (3)	25,674	12,404	276,685	1,264,159	1,627,218	1,939,868
DERIVATIVE FINANCIAL INSTRUMENTS	485,825	483,570	313,489	767,997	2,841,765	2,932,765
TOTAL	4,337,958	4,591,927	2,955,391	8,796,281	41,376,470	31,218,866

	10.2%	10.8%	6.9%	20.6%
Additional provision (exceeding minimum required)					—	(400,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)					41,376,470	30,818,866

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(254,416)	(318,053)	(323,573)	(409,580)	(1,909,962)	(1,896,556)

(1)

Includes R$99,955 (R$85,210 at 09/30/2005) of non-exclusive funds administered by the group, which do not include government securities; (2) Portfolios of PGBL and VGBL plan securities whose ownership and involved risks belong to the clients, recorded as securities in compliance with SUSEP requirements, with contra entry to liabilities in Technical Provision for Pension Plans; (3) Unrecorded positive adjustment to market value in the amount of R$153,088 (R$165,585 at 09/30/2005), as mentioned in Note 6e.

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b)	Summary per portfolio

	With BKB

	09/30/2006

		Restricted to			Derivative financial instruments	Guarantor resources (Note 10b)	Total
	Own portfolio
		Repurchase agreements	Pledging of guarantees (1)	Central Bank (2)

GOVERNMENT SECURITIES - DOMESTIC	5,864,001	661,650	2,465,136	662,624	—	1,145,003	10,798,414
Financial Treasury Bills	1,399,790	39,849	964,004	—	—	212,548	2,616,191
National Treasury Bills	2,129,803	74,313	1,085,622	375,701	—	2,097	3,667,536
National Treasury Notes	1,154,166	23,236	321,574	286,923	—	930,358	2,716,257
National Treasury Notes - M	61,285	—	—	—	—	—	61,285
Central Bank Notes	173,317	—	93,936	—	—	—	267,253
National Treasury/Securitization	74,389	—	—	—	—	—	74,389
Brazilian External Debt Bonds	458,123	524,252	—	—	—	—	982,375
Investment in non Exclusive Funds	413,128	—	—	—	—	—	413,128
Financial Treasury Bills	412,862	—	—	—	—	—	412,862
Other	266	—	—	—	—	—	266
GOVERNMENT SECURITIES - ABROAD	1,000,699	430,001	—	—	—	—	1,430,700
Portugal	357,437	—	—	—	—	—	357,437
Austria	464,544	—	—	—	—	—	464,544
Argentina	110,236	—	—	—	—	—	110,236
Central Bank	78,861	—	—	—	—	—	78,861
National Treasury	31,375	—	—	—	—	—	31,375
Russia	12,366	61,806	—	—	—	—	74,172
United States	22,619	327,151	—	—	—	—	349,770
Other	33,497	41,044	—	—	—	—	74,541
CORPORATE SECURITIES	10,196,766	1,130,385	366,900	—	—	2,429,044	14,123,095
Eurobonds and Others	4,663,400	155,448	161,367	—	—	—	4,980,215
Bank Deposit Certificates	411,606	563,952	198,712	—	—	1,644,904	2,819,174
Shares in Publicly Traded Companies	1,135,453	—	6,821	—	—	25,519	1,167,793
Debentures	675,829	410,985	—	—	—	560,076	1,646,890
Promissory Notes	833,568	—	—	—	—	—	833,568
Quotas of Fixed Income Funds	842,407	—	—	—	—	—	842,407
Quotas of Foreign Investment Funds	7,768	—	—	—	—	—	7,768
Quotas of Variable Income Funds	21,507	—	—	—	—	—	21,507
Quotas of Foreign Variable Income Funds	46,518	—	—	—		—	46,518
Quotas of Credit Right Funds	1,012,694	—	—	—		185,792	1,198,486
Securitized real estate loans	510,858	—	—	—	—	12,753	523,611
Other	35,158	—	—	—	—	—	35,158
PGBL/VGBL FUNDS QUOTAS	—	—	—	—	—	12,980,086	12,980,086
DERIVATIVE FINANCIAL INSTRUMENTS	—	—	—	—	3,315,208	—	3,315,208

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - with BKB	17,061,466	2,222,036	2,832,036	662,624	3,315,208	16,554,133	42,647,503

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - without BKB	16,762,986	2,213,852	2,628,033	375,701	2,841,765	16,554,133	41,376,470

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 09/30/2005	11,595,138	1,977,293	1,229,058	221,655	2,932,765	12,862,957	30,818,866

(1)	Represent securities deposited into Contingent Liabilities lawsuits (note11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2)	Represent securities in compulsory deposits.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	91

c)	Trading securities

	With BKB

	09/30/2006

	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90

GOVERNMENT SECURITIES - DOMESTIC	5,899,617	7,547	5,907,164	24.1	959,414	464,636
Financial Treasury Bills	1,734,129	(146)	1,733,983	7.1	105,219	439,891
National Treasury Bills	2,768,448	5,637	2,774,085	11.3	314,202	—
National Treasury Notes	649,200	114	649,314	2.6	—	—
Central Bank Notes	154,636	(3,911)	150,725	0.6	126,598	24,127
National Treasury/Securitization	351	(242)	109	—	—	17
Brazilian External Debt Bonds	179,725	6,095	185,820	0.8	267	601
Investment in non Exclusive Funds	413,128	—	413,128	1.7	413,128	—
Financial Treasury Bills	412,862	—	412,862	1.7	412,862	—
Other	266	—	266	—	266	—
GOVERNMENT SECURITIES - ABROAD	740,246	11,727	751,973	3.0	28	22,650
Austria	228,719	9,474	238,193	1.0	—	—
Argentina	35,903	(460)	35,443	0.1	20	25
Central Bank	5,721	87	5,808	—	—	25
National Treasury	30,182	(547)	29,635	0.1	20	—
Russia	72,130	2,042	74,172	0.3	—	—
United States	350,421	(651)	349,770	1.4	—	22,619
Other	53,073	1,322	54,395	0.2	8	6
CORPORATE SECURITIES	4,930,280	279	4,930,559	20.1	2,178,897	108,487
Eurobonds and others	225,164	8,245	233,409	1.0	42,885	307
Bank Deposit Certificates	2,231,760	1	2,231,761	9.1	451,255	47,301
Shares in Publicly Traded Companies	579,638	(8,034)	571,604	2.3	571,604	—
Debentures	621,896	(122)	621,774	2.5	689	40,500
Promissory Notes	21,005	177	21,182	0.1	—	—
Quotas of Fixed Income Funds	838,943	—	838,943	3.4	838,943	—
Quotas of Variable Income Funds	—	—	—	—	—	—
Quotas of Credit Right Funds	271,657	—	271,657	1.1	271,657	—
Securited Real State Loans	114,977	(849)	114,128	0.5	—	16,651
Other	25,240	861	26,101	0.1	1,864	3,728
PGBL/VGBL FUNDS QUOTAS	12,980,086	—	12,980,086	52.8	12,980,086	—

Total with BKB	24,550,229	19,553	24,569,782	100.0	16,118,425	595,773
% per maturity term					65.7%	2.4%

Total without BKB	24,486,126	19,504	24,505,630		16,054,432	595,773
% per maturity term					65.5%	2.4%

Total 09/30/2005	16,387,323	44,878	16,432,201		10,105,938	1,039,731
% per maturity term					61.5%	6.3%

	With BKB				Without BKB

	09/30/2006				09/30/2006	09/30/2005

	91 - 180	181 - 365	366 - 720	Over 720 days	Market value

GOVERNMENT SECURITIES - DOMESTIC	598,930	1,524,744	499,012	1,860,428	5,843,012	2,315,184
Financial Treasury Bills	74,754	14,703	96,213	1,003,203	1,733,983	388,840
National Treasury Bills	521,366	1,457,810	330,432	150,275	2,716,390	430,506
National Treasury Notes	—	50,200	70,894	528,220	649,170	176,139
Central Bank Notes	—	—	—	—	144,412	224,603
National Treasury/Securitization	—	—	41	51	109	6,059
Brazilian External Debt Bonds	2,810	2,031	1,432	178,679	185,820	1,004,914
Investment in non Exclusive Funds	—	—	—	—	413,128	84,123
Financial Treasury Bills	—	—	—	—	412,862	78,282
Other	—	—	—	—	266	5,841
GOVERNMENT SECURITIES - ABROAD	29,564	239,556	185,652	274,523	751,973	224,064
Austria	—	238,193	—	—	238,193	—
Argentina	89	—	5,783	29,526	35,443	27,330
Central Bank	—	—	5,783	—	5,808	26,289
National Treasury	89	—	—	29,526	29,635	1,041
Russia	—	1,363	—	72,809	74,172	84,149
United States	29,317	—	179,869	117,965	349,770	8,116
Other	158	—	—	54,223	54,395	104,469
CORPORATE SECURITIES	855,134	499,963	228,795	1,059,283	4,930,559	4,711,156
Eurobonds and others	683	1,568	6,228	181,738	233,409	222,722
Bank Deposit Certificates	797,997	454,952	168,461	311,795	2,231,761	3,045,519
Shares in Publicly Traded Companies	—	—	—	—	571,604	225,733
Debentures	29,679	32,256	35,100	483,550	621,774	550,081
Promissory Notes	21,182	—	—	—	21,182	—
Quotas of Fixed Income Funds	—	—	—	—	838,943	428,836
Quotas of Variable Income Funds	—	—	—	—	—	2,007
Quotas of Credit Right Funds	—	—	—	—	271,657	—
Securited Real State Loans	—	—	15,277	82,200	114,128	201,036
Other	5,593	11,187	3,729	—	26,101	35,222
PGBL/VGBL FUNDS QUOTAS	—	—	—	—	12,980,086	9,181,797

Total with BKB	1,483,628	2,264,263	913,459	3,194,234	24,505,630	16,432,201
% per maturity term	6.0%	9.2%	3.7%	13.0%

Total without BKB	1,483,628	2,264,263	913,444	3,194,090
% per maturity term	6.1%	9.2%	3.7%	13.0%

Total 09/30/2005	1,561,867	851,034	645,152	2,228,479
% per maturity term	9.5%	5.2%	3.9%	13.6%

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	92

d)	Available-for-sale securities

	With BKB

	09/30/2006

	Cost	Adjustment to market value (in Stockholder’s equity)	Market value	%	0 - 30	31 - 90

GOVERNMENT SECURITIES - DOMESTIC	3,590,498	54,062	3,644,560	27.7	226,642	214,367
Financial Treasury Bills	880,200	2,008	882,208	6.7	6,303	108,993
National Treasury Bills	891,018	2,433	893,451	6.8	205,420	—
National Treasury Notes	1,255,376	48,988	1,304,364	9.9	865	196
Central Bank Notes	116,369	159	116,528	0.9	13,558	102,970
National Treasury/Securitization	76,847	(2,567)	74,280	0.6	9	2,208
Brazilian External Debt Bonds	370,688	3,041	373,729	2.8	487	—
Other	—	—	—	—	—	—
GOVERNMENT SECURITIES – ABROAD	653,316	5,265	658,581	5.0	—	—
Portugal	354,298	3,139	357,437	2.7	—	—
Austria	224,224	2,127	226,351	1.7	—	—
Argentina	74,794	(1)	74,793	0.6	—	—
Central Bank	73,054	(1)	73,053	0.6	—	—
National Treasury	1,740	—	1,740	—	—	—
United States	—	—	—	—	—	—
CORPORATE SECURITIES	8,773,614	58,540	8,832,154	67.3	2,152,129	1,345,987
Eurobonds and others	4,436,384	41,796	4,478,180	34.1	429,140	642,163
Bank Deposit Certificates	587,413	—	587,413	4.5	—	168,378
Shares in Publicly-Traded Companies	589,218	6,971	596,189	4.5	596,189	—
Debentures	953,615	(4,982)	948,633	7.2	26,935	4,728
Promissory Notes	811,463	923	812,386	6.2	99,188	530,574
Mortgage Notes	—	—	—	—	—	—
Quotas of Fixed Income Funds	3,464	—	3,464	—	3,464	—
Quotas of Foreign Investment Funds	2,286	—	2,286	—	2,286	—
Quotas of Variable Income Funds	9,238	12,269	21,507	0.2	21,507	—
Quotas of Foreign Variable Income Funds	41,310	5,208	46,518	0.4	46,518	—
Quotas of Credit Right Funds	926,829	—	926,829	7.1	926,829	—
Securitized real estate loans	403,337	(3,645)	399,692	3.0	73	144
Other	9,057	—	9,057	0.1	—	—

TOTAL with BKB	13,017,428	117,867	13,135,295	100.0	2,378,771	1,560,354
Deferred taxes		(49,770)			18.1%	11.9%
Minority interest in subsidiaries		(2,472)
Adjustment of securities of unconsolidated officialities		27,312
Adjustment of securities reclassified in prior years to held-to-maturity securities		28,654
ADJUSTMENT TO MARKET VALUE - SECURITIES - 09/30/2006		121,591

TOTAL without BKB	12,283,395	118,462	12,401,857		2,290,755	1,407,380
Deferred taxes		(49,969)			18.5%	11.3%
Minority interest in subsidiaries		(2,868)
Adjustment of securities of unconsolidated officiliates		27,312
Adjustment of securities reclassified in prior years to held-to-maturity Securities		28,654
ADJUSTMENT TO MARKET VALUE - SECURITIES - 09/30/2006		121,591

TOTAL 09/30/2005	9,458,279	455,753	9,914,032		1,450,581	548,199
Deferred taxes		(160,985)			14.7%	5.5%
Minority interest in subsidiaries		(16,502)
Adjustment of securities reclassified in prior years to held-to-maturity securities		16,328
ADJUSTMENT TO MARKET VALUE - SECURITIES - 09/30/2005		294,594

	With BKB				Without BKB

	09/30/2006				9/30/2006	30/09/2005

	91 –180	181 – 365	366 – 720	Over 720 days	Market value

GOVERNMENT SECURITIES - DOMESTIC	800,756	626,842	446,933	1,329,020	2,950,250	2,969,737
Financial Treasury Bills	82,617	145,009	398,321	140,965	818,888	883,212
National Treasury Bills	633,998	46,950	7,083	—	793,222	567,401
National Treasury Notes	338	434,841	2,103	866,021	863,823	956,692
Central Bank Notes	—	—	—	—	26,308	167,178
National Treasury/Securitization	—	42	3,944	68,077	74,280	83,402
Brazilian External Debt Bonds	83,803	—	35,482	253,957	373,729	311,404
Other	—	—	—	—	—	448
GOVERNMENT SECURITIES – ABROAD	150,836	476,428	25,698	5,619	658,581	548,579
Portugal	103,197	251,786	—	2,454	357,437	432,986
Austria	5,274	221,077	—	—	226,351	—
Argentina	42,365	3,565	25,698	3,165	74,793	91,499
Central Bank	42,365	3,565	25,698	1,425	73,053	—
National Treasury	—	—	—	1,740	1,740	91,499
United States	—	—	—	—	—	24,094
CORPORATE SECURITIES	1,391,239	728,420	979,127	2,235,252	8,793,026	6,395,716
Eurobonds and others	1,102,276	539,392	308,065	1,457,144	4,478,183	3,547,898
Bank Deposit Certificates	16,388	380	399,595	2,672	587,413	184,769
Shares in Publicly-Traded Companies	—	—	—	—	596,189	874,777
Debentures	106,375	160,887	261,065	388,643	919,180	1,081,690
Promissory Notes	165,981	16,643	—	—	802,884	175,965
Mortgage Notes	—	—	—	—	—	145,918
Quotas of Fixed Income Funds	—	—	—	—	3,288	9,741
Quotas of Foreign Investment Funds	—	—	—	—	2,286	47,480
Quotas of Variable Income Funds	—	—	—	—	21,507	53,324
Quotas of Foreign Variable Income Funds	—	—	—	—	46,518	—
Quotas of Credit Right Funds	—	—	—	—	926,829	160,203
Securitized real estate loans	212	11,107	10,402	377,754	399,692	108,957
Other	7	11	—	9,039	9,057	4,994

TOTAL with BKB	2,342,831	1,831,690	1,451,758	3,569,891	12,401,857	9,914,032
Deferred taxes	17.8%	13.9%	11.1%	27.2%
Minority interest in subsidiaries
Adjustment of securities of unconsolidated officialities
Adjustment of securities reclassified in prior years to held-to-maturity securities
ADJUSTMENT TO MARKET VALUE - SECURITIES - 09/30/2006

TOTAL without BKB	2,319,019	1,396,808	1,423,098	3,564,797
Deferred taxes	18.7%	11.3%	11.5%	28.7%
Minority interest in subsidiaries
Adjustment of securities of unconsolidated officiliates
Adjustment of securities reclassified in prior years to held-to-maturity securities
ADJUSTMENT TO MARKET VALUE - SECURITIES - 09/30/2006

TOTAL 09/30/2005	903,541	1,037,741	1,846,834	4,127,136
Deferred taxes	9.1%	10.5%	18.6%	41.6%
Minority interest in subsidiaries
Adjustment of securities reclassified in prior years to held-to-maturity Securities
ADJUSTMENT TO MARKET VALUE - SECURITIES - 09/30/2005

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	93

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, the amount of R$ 28,654 (R$ 16,328 at 09/30/2005) is included at 09/30/2006, relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 153,088 (positive adjustment of R$ 165,585 at 09/30/2005).

	With and Without BKB								Without BKB

	09/30/2006								09/30/2005

	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days

GOVERNMENT SECURITIES - DOMESTIC	1,246,690	76.6	32,269	9,905	22,364	11,385	272,238	898,529	1,509,460
National Treasury Notes (1)	762,579	46.8	—	9,905	—	—	175,118	577,556	797,805
National Treasury Notes - M (2)	61,285	3.8	10,527	—	—	10,395	20,417	19,946	82,747
Brazilian External Debt Bonds	422,826	26.0	21,742	—	22,364	990	76,703	301,027	628,908
GOVERNMENT SECURITIES - ABROAD	20,146	1.2	—	—	181	—	—	19,965	20,147
CORPORATE SECURITIES	360,382	22.2	5,753	369	3,129	1,019	4,447	345,665	410,261
Eurobonds and others	268,626	16.5	83	—	2,591	—	—	265,952	288,869
Debentures (1)	76,483	4.7	188	369	538	1,019	4,447	69,922	104,594
Quotas of Foreign Investment Funds	5,482	0.3	5,482	—	—	—	—	—	6,281
Securitized real estate loans (1)	9,791	0.7	—	—	—	—	—	9,791	10,517

Total with and without BKB	1,627,218	100.0	38,022	10,274	25,674	12,404	276,685	1,264,159	1,939,868
% per maturity term			2.3%	0.6%	1.6%	0.8%	17.0%	77.7%

Total 09/30/2005	1,939,868		38,260	86,774	3,150	34,760	95,542	1,681,382
% per maturity term			1.9%	4.5%	0.2%	1.8%	4.9%	86.7%

(1)	Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 664,665 (R$ 655,227 at 09/30/2005).
(2)	Lifers to securities issued in nominative and non-disposable way.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	94

f)	Derivative financial instruments

	With BKB

	09/30/2006

	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90

ASSETS
Option premiums	308,701	56,913	365,614	11.1	13,240	41,111
Forwards	609,054	5,503	614,557	18.5	381,352	106,289
Swaps - difference receivable	1,234,519	413,582	1,648,101	49.7	99,782	130,528
Others (*)	661,796	25,140	686,936	20.7	438,824	53,201

Total with BKB	2,814,070	501,138	3,315,208	100.0	933,198	331,129
% per maturity term					28.0%	10.0%

Total without BKB	2,593,934	247,831	2,841,765		909,304	288,219
% per maturity term					32.0%	10.1%

Total 09/30/2005	2,546,756	386,009	2,932,765		547,629	774,456
% per maturity term					18.6%	26.4%

LIABILITIES
Futures	(3,083)	422	(2,661)	0.1	(779)	6,387)
Option premiums	(225,254)	6,649	(218,605)	9.3	(16,512)	(60,419)
Forwards	(59,148)	(7,266)	(66,414)	2.8	(7,696)	(33,892)
Swaps - difference payable	(828,136)	(453,325)	(1,281,461)	54.3	(192,308)	(242,716)
Others (*)	(742,892)	(48,909)	(791,801)	33.5	(431,231)	(76,154)

Total with BKB	(1,858,513)	(502,429)	(2,360,942)	100.0	(648,526)	(406,794)
% per maturity term					27.5%	17.2%

Total without BKB	(1,627,292)	(282,670)	(1,909,962)		(537,425)	(331,214)
% per maturity term					28.2%	17.3%

Total 09/30/2005	(1,536,013)	(360,543)	(1,896,556)		(261,501)	(725,885)
% per maturity term					13.7%	38.3%

	With BKB				Without BKB

	09/30/2006				09/30/2006	09/30/2005

	91 - 180	181 - 365	366 - 720	Over 720 days	Market value

ASSETS
Option premiums	56,278	189,256	64,236	1,493	357,248	590,521
Forwards	70,401	45,197	9,314	2,004	577,203	203,979
Swaps - difference receivable	292,568	192,363	213,407	719,453	1,220,378	1,865,211
Others (*)	66,578	56,754	26,532	45,047	686,936	273,054

Total with BKB	485,825	483,570	313,489	767,997	2,841,765	2,932,765
% per maturity term	14.7%	14.6%	9.5%	23.2%

Total without BKB	426,969	443,861	280,191	493,221
% per maturity term	15.0%	15.6%	9.9%	17.4%

Total 09/30/2005	521,286	437,174	321,797	330,423
% per maturity term	17.8%	14.9%	11.0%	11.3%

LIABILITIES
Futures	35	746	(1,709)	(7,341)	(2,539)	(25,636)
Option premiums	(58,569)	(33,442)	(49,663)	—	(213,311)	(532,601)
Forwards	(9,048)	(7,853)	(6,687)	(1,238)	—	—
Swaps - difference payable	(123,552)	(156,211)	(182,396)	(384,278)	(902,311)	(1,167,283)
Others (*)	(63,282)	(121,293)	(83,118)	(16,723)	(791,801)	(171,036)

Total with BKB	(254,416)	(318,053)	(323,573)	(409,580)	(1,909,962)	(1,896,556)
% per maturity term	10.8%	13.5%	13.7%	17.3%

Total without BKB	(221,776)	(269,560)	(269,772)	(280,215)
% per maturity term	11.6%	14.1%	14.1%	14.7%

Total 09/30/2005	(225,401)	(263,624)	(280,633)	(139,512)
% per maturity term	11.9%	13.9%	14.8%	7.4%

(*)	Basically includes Forward Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

At September 30, 2006, ITAU HOLDING recorded at market values swap contracts, involving foreign currency, interbank market, fixed rates and indices, totaling R$ 92,090 (R$ 34,242 at 09/30/2005) in assets, distributed as follows: R$ 68 from 31 to 180 days (R$ 37 at 09/30/2005), R$ 89,975 from 181 to 365 days (R$ 35 at 09/30/2005) and R$ 2,047 over 365 days (R$ 34,170 at 09/30/2005). Liability position amounted R$ 45,441, falling due from 181 to 365 days (R$ 18,202 at 09/30/2005, falling due over 365 days).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	95

The globalization of markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and asset prices. Accordingly, ITAÚ HOLDING and its subsidiaries are fully involved in the derivative markets for meeting the growing needs of its clients, as well as carrying out its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

•	Hedge - to perform hedge of the structural portfolio, arising from commercial bank operations;
•	Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Brazilian Mercantile and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturity or currency mismatches between their obligations and  the resources used to fund them. ITAÚ HOLDING carries out transactions overseas with futures, forwards, options and swaps, with registration mainly in the Chicago, New York and London Exchanges.

The main risk factors of the derivatives assumed by ITAÚ HOLDING at September 30, 2006 were related to the foreign exchange rate, interest rate, U.S. dollar coupon and Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Bank, with the use of transactions involving derivatives, has been able to maximize the risk-return ratios, even under highly volatile situations.

Under regular conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt present value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

•	Futures and Forward Contracts: quotes on the exchanges;
•

Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the government securities for Brazilian transactions, and on the international exchange prices for transactions carried out abroad;

•	Options: statistical models that consider the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as the Black & Scholes model.

These financial instruments have their notional values recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	96

	With BKB

	Memorandum Account Notional Value	Balance Sheet Account Receivable/ (Received) (Payable)/ Paid	Adjustment to Market Value (in Result)

Market Value

	09/30/2006

Futures	144,226,909	(3,083)	422	(2,661)
Purchase commitments	96,217,042	(3,314)	(852)	(4,166)
Foreign currency	4,535,567	(680)	(70)	(750)
Interbank market	79,640,678	1,394	(289)	1,105
Fixed rates	835,928	—	—	—
Indices	10,839,285	(4,147)	(402)	(4,549)
Other	365,584	119	(91)	28
Commitments to sell	48,009,867	231	1,274	1,505
Foreign currency	5,053,632	4,116	283	4,399
Interbank market	28,173,707	(9,688)	91	(9,597)
Fixed rates	687,925	—	—	—
Indices	12,948,956	5,825	907	6,732
Other	1,145,647	(22)	(7)	(29)
Swap		406,383	(39,743)	366,640
Asset position	56,444,367	1,234,519	413,582	1,648,101
Foreign currency	13,609,565	44,077	(19,402)	24,675
Interbank market	17,591,472	913,929	269,056	1,182,985
Fixed rates	11,917,174	230,748	86,220	316,968
Indices	13,178,734	11,812	76,732	88,544
Other	147,422	33,953	976	34,929
Liability position	56,037,984	(828,136)	(453,325)	(1,281,461)
Foreign currency	11,957,893	(94,624)	(175,036)	(269,660)
Interbank market	21,352,369	(554,033)	(22,324)	(576,357)
Fixed rates	8,617,435	(137,995)	(185,094)	(323,089)
Indices	13,999,421	(40,534)	(70,849)	(111,383)
Other	110,866	(950)	(22)	(972)
Option	86,311,232	83,447	63,562	147,009
Purchase commitments - long position	14,241,706	74,374	(14,313)	60,061
Foreign currency	4,256,183	54,110	(11,094)	43,016
Interbank market	101,724	—	36	36
Indices	8,578,577	5,253	(1,443)	3,810
Shares	535,592	7,893	(2,673)	5,220
Other	769,630	7,118	861	7,979
Commitments to sell - long position	26,696,449	234,327	71,226	305,553
Foreign currency	4,544,637	14,834	(8,701)	6,133
Indices	20,866,612	40,551	75,507	116,058
Shares	1,142,231	176,288	7,004	183,292
Other	142,969	2,654	(2,584)	70
Purchase commitments - short position	21,875,374	(157,507)	50,347	(107,160)
Foreign currency	5,818,228	(111,380)	29,491	(81,889)
Interbank market	165,315	(10)	(77)	(87)
Indices	14,338,501	(10,725)	8,151	(2,574)
Shares	711,005	(31,048)	13,072	(17,976)
Other	842,325	(4,344)	(290)	(4,634)
Commitments to sell - short position	23,497,703	(67,747)	(43,698)	(111,445)
Foreign currency	2,302,191	(26,138)	7,845	(18,293)
Indices	20,374,949	(21,443)	(57,483)	(78,926)
Shares	525,860	(17,387)	3,294	(14,093)
Other	294,703	(2,779)	2,646	(133)
Forwards		549,906	(1,763)	548,143
Purchase receivable - Foreign currency		6,612	251	6,863
Purchase payable - Foreign currency		(40,146)	(5,663)	(45,809)
Sales receivable		602,442	5,252	607,694
Foreign currency		24,667	5,824	30,491
Shares		354,713	(572)	354,141
Government securities		223,062	—	223,062
Sale deliverable - Foreign currency		(19,002)	(1,603)	(20,605)
Other derivative financial instruments (*)	18,136,443	(81,096)	(23,769)	(104,865)
Asset position	7,350,093	661,796	25,140	686,936
Liability position	10,786,350	(742,892)	(48,909)	(791,801)
	ASSETS	2,814,070	501,138	3,315,208
	LIABILITIES	(1,858,513)	(502,429)	(2,360,942)
	TOTAL	955,557	(1,291)	954,266

Derivative contracts mature as follows (in days) :

Clearing	0 - 30	31 - 180	181 - 365	Over 365	09/30/2006

Futures	51,194,563	48,806,592	16,751,030	27,474,724	144,226,909
Swaps	6,672,018	18,486,322	10,459,554	19,591,954	55,209,848
Options	9,871,256	62,932,195	2,812,098	10,695,683	86,311,232
Other	2,280,904	6,438,976	3,145,527	6,271,036	18,136,443

(*)	Basically includes Forward Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	97

	Without BKB

	Memorandum Account Notional Value		Balance Sheet Account Receivable/ (Received) (Payable)/ Paid	Adjustment to Market Value (in Result)	Market Value

	09/30/2006	09/30/2005	09/30/2006	09/30/2006	09/30/2006	09/30/2005

Futures	135,650,972	91,291,852	(2,961)	422	(2,539)	(25,636)
Purchase commitments	92,947,933	37,889,371	(1,429)	(852)	(2,278)	30,326
Foreign currency	4,472,525	4,448,014	(656)	(70)	(724)	5,813
Interbank market	79,009,622	28,225,659	1,126	(289)	838	(232)
Fixed rates	835,928	40,258	—	—	—	25
Indices	8,308,445	4,731,510	(2,072)	(402)	(2,474)	22,801
Other	321,413	443,930	173	(91)	82	1,919
Commitments to sell	42,703,039	53,402,481	(1,532)	1,274	(261)	(55,962)
Foreign currency	4,860,441	8,435,939	3,226	283	3,508	(22,300)
Interbank market	25,209,171	29,076,233	(9,030)	91	(8,940)	3,938
Fixed rates	687,925	85,604	—	—	—	(53)
Indices	10,926,183	14,513,492	4,294	907	5,200	(35,302)
Other	1,019,319	1,291,213	(22)	(7)	(29)	(2,245)
Swap			393,531	(75,464)	318,067	697,928
Asset position	52,395,013	29,361,832	1,055,846	164,532	1,220,378	1,865,211
Foreign currency	13,358,501	5,659,703	51,245	(22,028)	29,217	11,864
Interbank market	15,481,093	13,051,516	793,022	36,593	829,615	1,638,524
Fixed rates	11,888,507	3,314,320	198,531	76,452	274,983	171,656
Indices	11,611,012	7,169,069	12,757	72,981	85,738	40,622
Other	55,900	167,224	291	534	825	2,545
Liability position	52,001,482	28,642,534	(662,315)	(239,996)	(902,311)	(1,167,283)
Foreign currency	11,149,770	8,699,542	(103,201)	28,381	(74,820)	(40,986)
Interbank market	20,226,462	10,775,364	(443,994)	(23,680)	(467,674)	(914,781)
Fixed rates	8,534,817	3,246,542	(108,832)	(180,605)	(289,437)	(171,356)
Indices	12,017,597	5,727,067	(5,177)	(64,242)	(69,419)	(14,343)
Other	72,836	194,019	(1,111)	150	(961)	(25,817)
Option	85,785,803	30,465,278	79,391	64,546	143,937	57,920
Purchase commitments - long position	14,078,714	11,938,274	67,136	(15,025)	52,111	114,406
Foreign currency	4,121,410	9,866,496	48,527	(11,809)	36,718	17,962
Interbank market	101,724	10	—	36	36	1
Indices	8,578,577	194,563	5,253	(1,443)	3,810	3,614
Shares	535,592	550,754	7,893	(2,673)	5,220	89,757
Other	741,411	1,326,451	5,463	864	6,327	3,072
Commitments to sell - long position	26,607,026	4,912,001	231,382	73,755	305,137	476,115
Foreign currency	4,455,214	3,557,935	11,889	(6,172)	5,717	414,595
Indices	20,866,612	66,666	40,551	75,507	116,058	1,081
Shares	1,142,231	703,275	176,288	7,004	183,292	57,085
Other	142,969	584,125	2,654	(2,584)	70	3,354
Purchase position - short position	21,681,283	7,946,531	(151,420)	49,514	(101,906)	(206,830)
Foreign currency	5,626,278	6,272,190	(106,493)	28,686	(77,807)	(204,515)
Interbank market	165,302	175	—	(78)	(78)	(169)
Indices	14,338,501	—	(10,725)	8,151	(2,574)	—
Shares	711,005	87,800	(31,048)	13,072	(17,976)	(1,919)
Other	840,197	1,586,366	(3,154)	(317)	(3,471)	(227)
Commitments to sell - short position	23,418,780	5,668,472	(67,707)	(43,698)	(111,405)	(325,771)
Foreign currency	2,223,268	4,401,786	(26,098)	7,845	(18,253)	(315,300)
Indices	20,374,949	133,332	(21,443)	(57,483)	(78,926)	(1,276)
Shares	525,860	488,271	(17,387)	3,294	(14,093)	(6,392)
Other	294,703	645,083	(2,779)	2,646	(133)	(2,803)
Forward			577,775	(572)	577,203	203,979
Sales receivable			577,775	(572)	577,203	203,979
Shares			354,713	(572)	354,141	203,979
Other			223,062	—	223,062	—
Other derivative financial instruments (*)	18,136,443	9,990,989	(81,094)	(23,771)	(104,865)	102,018
Asset position	7,350,093	6,284,944	661,795	25,141	686,936	273,054
Liability position	10,786,350	3,706,045	(742,889)	(48,912)	(791,801)	(171,036)
		ASSETS	2,593,934	247,831	2,841,765	2,932,765
		LIABILITIES	(1,627,292)	(282,670)	(1,909,962)	(1,896,556)
		TOTAL	966,642	(34,839)	931,803	1,036,209

Derivative contracts mature as follows (in days) :

Clearing	0 - 30	31 - 180	181 - 365	Over 365	09/30/2006	09/30/2005

Futures	49,088,348	46,323,461	15,684,338	24,554,825	135,650,972	91,291,852
Swaps	6,547,327	17,703,799	9,708,003	17,380,038	51,339,167	27,588,966
Options	9,836,192	62,498,778	2,755,150	10,695,683	85,785,803	30,465,278
Other	2,280,904	6,438,976	3,145,527	6,271,036	18,136,443	9,990,989

(*)	Basically includes Forward Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	98

g)	Changes in adjustment to market value for the period

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Opening balance	247,765	247,765	356,238
Balance arising from the acquisition of BKB at 04/30/2006	(104,363)	—	—
Adjustments with impacts on:
Net income	302,759	171,470	(24,347)
Stockholders’ equity	(310,032)	(316,110)	(277,562)
Write-offs due to impairment	—	—	19,566
Closing balance	136,129	103,125	73,895
Adjustment to market value	136,129	103,125	73,895

Trading securities	19,553	19,502	44,878
Available-for-sale securities	117,867	118,462	455,753
Derivative financial instruments (assets and liabilities)	(1,291)	(34,839)	(26,736)
Additional provision (*)	—	—	(400,000)

(*)	Aims at covering risks of current and future fluctuation in the prices, considering the highly volatile scenarios.

For a better understanding, the following table shows the change in the additional provision for securities and the unrealized gain of available-for-sale securities and held-to-maturity securities:

	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

Additional provision	—	—	400,000
Adjustment to available-for-sale securities - Stockholders’ equity	117,867	118,462	455,753
Adjustment to held-to-maturity securities (*)	181,742	181,742	181,913

Total unrealized gain	299,609	300,204	1,037,666

(*)	At 09/30/2006 includes the amount of R$ 28,654 (R$ 16,328 at 09/30/2005) regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in net income.

h)	Realized gain of securities portfolio

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Gain (loss) – trading securities and derivative financial instruments	52,226	69,276	68,912
Gain (loss) – available-for-sale securities	399,521	398,915	103,940
Total of realized gain	451,747	468,191	172,852

Adjustment to market value with impact on net income	302,759	171,470	(24,347)

Total	754,506	639,661	148,505

i)	Reclassification of securities (article 5 of BACEN Circular Letter 3068, of November 8, 2001)

The management’s Financial Risk Management Committee sets forth guidelines to classify securities.

The current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines.

No reclassification or changes to the current guidelines were carried out in the period.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	99

NOTE 7 - LOAN, CAPITAL LEASE AND OTHER CREDIT OPERATIONS

a)	Composition of the portfolio with credit granting characteristics

I- By type of operations and risk level

	With BKB

	09/30/2006

Risk levels	AA	A	B	C	D	E

Loan operations	11,524,231	22,067,450	11,243,631	3,466,047	2,253,844	1,763,584
Loans and discounted trade receivables	6,058,869	11,325,670	8,607,873	2,505,233	1,939,161	1,510,418
Financing	4,020,024	8,059,424	1,748,361	701,717	201,545	82,680
Farming and agribusiness industries	1,341,626	1,105,396	687,176	88,131	50,293	109,256
Real estate financing	103,712	1,576,960	200,221	170,966	62,845	61,230
Capital lease operations	564,406	10,538,661	1,504,229	524,913	255,151	32,249
Credit card operations	—	1,683,915	4,272,650	592,793	524,240	405,023
Advances on exchange contracts (1)	419,066	507,096	485,806	218,585	128,209	15,436
Other sundry receivables (2)	56,637	28,578	75,479	14,649	9,528	408
Total operations with credit granting characteristics	12,564,340	34,825,700	17,581,795	4,816,987	3,170,972	2,216,700

Endorsements and sureties (3)
Total with endorsements and sureties	12,564,340	34,825,700	17,581,795	4,816,987	3,170,972	2,216,700

Total with endorsements and sureties without BKB	10,814,461	32,497,328	14,814,567	3,996,086	2,576,930	2,087,515

Total - 09/30/2005	9,910,284	24,763,622	12,401,795	2,976,916	1,812,338	1,480,039

	With BKB				Without BKB

	09/30/2006				09/30/2006	09/30/2005

Risk levels	F	G	H	Total	Total	Total

Loan operations	1,684,971	455,407	1,984,364	56,443,529	49,260,146	41,264,729
Loans and discounted trade receivables	1,567,766	363,067	1,653,423	35,531,480	30,498,358	24,764,017
Financing	64,275	46,623	232,176	15,156,825	13,882,241	12,218,653
Farming and agribusiness industries	5,701	1,643	14,364	3,403,586	3,007,344	2,446,850
Real estate financing	47,229	44,074	84,401	2,351,638	1,872,203	1,835,209
Capital lease operations	30,969	20,650	162,882	13,634,110	13,051,642	6,947,496
Credit card operations	169,976	111,905	334,637	8,095,139	7,615,996	5,964,898
Advances on exchange contracts (1)	11,946	3,250	16,481	1,805,875	1,158,453	1,282,580
Other sundry receivables (2)	1,652	496	13,389	200,816	103,071	112,995
Total operations with credit granting characteristics	1,899,514	591,708	2,511,753	80,179,469	71,189,308	55,572,698

Endorsements and sureties (3)				9,689,769	8,038,111	6,043,576
Total with endorsements and sureties	1,899,514	591,708	2,511,753	89,869,238	79,227,419	61,616,274

Total with endorsements and sureties without BKB	1,637,572	562,919	2,201,930	71,189,308

Total - 09/30/2005	1,263,892	341,324	622,488	55,572,698

(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities - Foreign Exchange Portfolio/ Other Credits (Note 2a).
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3)	Recorded in Memorandum Accounts

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	100

II - Per maturity and risk level

	With BKB

	09/30/2006

	AA	A	B	C	D	E

	NON-ACCRUAL (1)(2)

Falling due installments	—	—	943,791	595,639	367,111	356,822
01 to 30	—	—	39,394	31,056	24,139	25,733
31 to 60	—	—	32,775	25,152	18,358	20,034
61 to 90	—	—	33,110	26,613	20,501	18,065
91 to 180	—	—	95,304	70,911	49,862	48,002
181 to 365	—	—	179,936	133,878	76,920	75,325
Over 365	—	—	563,272	308,029	177,331	169,663
Overdue installments	—	—	139,613	214,146	535,867	334,054
01 to 14	—	—	5,431	18,497	9,441	8,176
15 to 30	—	—	134,182	53,606	97,908	53,467
31 to 60	—	—	—	142,043	110,043	67,531
61 to 90	—	—	—	—	318,475	58,421
91 to 180	—	—	—	—	—	146,459
181 to 365	—	—	—	—	—	—
Over 365	—	—	—	—	—	—

SUBTOTAL	—	—	1,083,404	809,785	902,978	690,876
SPECIFIC ALLOWANCE	—	—	(10,834)	(24,294)	(90,298)	(207,263)

SUBTOTAL without BKB	—	—	1,038,519	765,154	868,781	660,909

SUBTOTAL - 09/30/2005	—	—	683,963	535,315	521,701	488,946

	NORMAL SITUATION

Falling due installments	12,416,362	34,598,141	16,225,388	3,756,079	2,193,594	1,476,703
01 to 30	1,607,484	5,492,139	5,662,463	1,344,633	794,142	441,228
31 to 60	1,073,459	2,284,351	2,353,174	585,326	247,425	86,456
61 to 90	1,024,670	2,136,963	1,673,899	441,217	216,232	81,863
91 to 180	1,544,284	4,316,215	2,035,601	533,067	257,230	151,720
181 to 365	2,203,368	5,563,554	1,832,453	436,811	242,647	226,695
Over 365	4,963,097	14,804,919	2,667,798	415,025	435,918	488,741
Overdue up to 14 days	147,978	227,559	273,003	251,123	74,400	49,121

SUBTOTAL	12,564,340	34,825,700	16,498,391	4,007,202	2,267,994	1,525,824
GENERIC ALLOWANCE	—	(174,129)	(164,984)	(120,217)	(226,800)	(457,748)

SUBTOTAL without BKB	10,814,461	32,497,328	13,776,048	3,230,932	1,708,149	1,426,606

SUBTOTAL - 09/30/2005	9,910,284	24,763,622	11,717,832	2,441,601	1,290,637	991,093

TOTAL	12,564,340	34,825,700	17,581,795	4,816,987	3,170,972	2,216,700
EXISTING ALLOWANCE	—	(174,129)	(175,818)	(210,349)	(950,975)	(1,108,129)
Minimum required allowance (3)	—	(174,129)	(175,818)	(144,510)	(317,098)	(665,011)
Additional allowance (4)	—	—	—	(65,839)	(633,877)	(443,118)

TOTAL without BKB	10,814,461	32,497,328	14,814,567	3,996,086	2,576,930	2,087,515
EXISTING ALLOWANCE without BKB	—	(162,487)	(148,146)	(291,290)	(772,821)	(1,043,548)
Minimum required allowance (3)	—	(162,487)	(148,146)	(119,883)	(257,693)	(626,254)
Additional allowance (4)	—	—	—	(171,407)	(515,128)	(417,294)

TOTAL 09/30/2005	9,910,284	24,763,622	12,401,795	2,976,916	1,812,338	1,480,039
EXISTING ALLOWANCE 09/30/2005	—	(123,818)	(124,018)	(276,146)	(543,520)	(739,871)
Minimum required allowance (3)	—	(123,818)	(124,018)	(89,307)	(181,234)	(444,011)
Additional allowance (4)	—	—	—	(186,839)	(362,286)	(295,860)

	With BKB				Without BKB

	09/30/2006				09/30/2006	09/30/2005

	F	G	H	Total	Total	Total

Falling due installments	524,402	210,293	601,821	3,599,879	3,465,175	2,037,546
01 to 30	35,759	13,105	51,045	220,231	213,243	130,693
31 to 60	25,026	10,679	30,511	162,535	156,506	100,687
61 to 90	25,667	10,768	29,603	164,327	158,273	99,775
91 to 180	68,312	29,317	77,679	439,387	423,223	278,299
181 to 365	113,836	46,302	134,868	761,065	733,337	447,632
Over 365	255,802	100,122	278,115	1,852,334	1,780,593	980,460
Overdue installments	439,263	307,661	1,246,740	3,217,344	2,847,267	1,562,629
01 to 14	13,573	5,267	14,011	74,396	68,802	41,325
15 to 30	43,809	11,739	39,519	434,230	377,038	332,412
31 to 60	66,302	18,682	55,464	460,065	427,877	312,606
61 to 90	75,476	27,577	54,847	534,796	449,966	206,804
91 to 180	240,103	244,396	261,287	892,245	830,579	455,875
181 to 365	—	—	771,349	771,349	657,715	193,552
Over 365	—	—	50,263	50,263	35,290	20,055

SUBTOTAL	963,665	517,954	1,848,561	6,817,223	6,312,442	3,600,175
SPECIFIC ALLOWANCE	(481,833)	(362,568)	(1,848,561)	(3,025,649)	(2,727,175)	(1,207,057)

SUBTOTAL without BKB	849,765	485,036	1,644,278	6,312,442

SUBTOTAL - 09/30/2005	585,472	307,368	477,410	3,600,175

	NORMAL SITUATION

Falling due installments	914,610	71,374	631,929	72,284,180	63,869,402	51,538,736
01 to 30	137,536	18,002	225,892	15,723,519	14,004,892	12,737,222
31 to 60	52,910	3,615	36,084	6,722,800	5,102,004	4,597,536
61 to 90	51,011	3,298	27,974	5,657,127	4,318,990	3,737,367
91 to 180	108,187	7,924	58,963	9,013,191	7,942,002	5,449,158
181 to 365	166,977	12,218	85,634	10,770,357	9,874,673	7,890,155
Over 365	397,989	26,317	197,382	24,397,186	22,626,841	17,127,298
Overdue up to 14 days	21,239	2,380	31,263	1,078,066	1,007,464	433,787

SUBTOTAL	935,849	73,754	663,192	73,362,246	64,876,866	51,972,523
GENERIC ALLOWANCE	(467,925)	(51,628)	(663,192)	(2,326,623)	(2,002,047)	(1,248,691)

SUBTOTAL without BKB	787,807	77,883	557,652	64,876,866

SUBTOTAL - 09/30/2005	678,420	33,956	145,078	51,972,523

TOTAL	1,899,514	591,708	2,511,753	80,179,469	71,189,308	55,572,698
EXISTING ALLOWANCE	(1,329,470)	(591,649)	(2,511,753)	(7,052,272)	(6,329,222)	(3,655,748)
Minimum required allowance (3)	(949,757)	(414,196)	(2,511,753)	(5,352,272)	(4,729,222)	(2,455,748)
Additional allowance (4)	(379,713)	(177,453)	—	(1,700,000)	(1,600,000)	(1,200,000)

TOTAL without BKB	1,637,572	562,919	2,201,930	71,189,308
EXISTING ALLOWANCE without BKB	(1,146,137)	(562,863)	(2,201,930)	(6,329,222)
Minimum required allowance (3)	(818,786)	(394,043)	(2,201,930)	(4,729,222)
Additional allowance (4)	(327,351)	(168,820)	—	(1,600,000)

TOTAL 09/30/2005	1,263,892	341,324	622,488	55,572,698
EXISTING ALLOWANCE 09/30/2005	(884,598)	(341,289)	(622,488)	(3,655,748)
Minimum required allowance (3)	(631,946)	(238,926)	(622,488)	(2,455,748)
Additional allowance (4)	(252,652)	(102,363)	—	(1,200,000)

(1)	Operations with overdue installments for more than 14 days or under responsability of bankruptcy or in process of bankruptcy companies.
(2)	The balance of non-accrual operations amount to R$ 4,172,629 with BKB and R$ 3,852,295 without BKB (R$ 1,823,952 at 09/30/2005).
(3)

The policy of not using the classification of level “AA” for very small, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by recording a provision upon the granting of loan.

(4)

According to BACEN ‘s request, it is classified into risk level to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	101

III) By business sector

	With BKB		Without BKB

	09/30/2006%		09/30/2006%		09/30/2005%

PUBLIC SECTOR	882,269	1.1	882,216	1.2	1,328,888	2.4
Chemical and Petrochemical	204,083	0.3	204,083	0.3	243,067	0.4
Generation and distribution of electric energy	543,342	0.7	543,342	0.8	961,713	1.7
Other	134,844	0.2	134,791	0.2	124,108	0.2
PRIVATE SECTOR	79,297,200	98.9	70,307,092	98.8	54,243,810	97.6
CORPORATIONS	39,588,132	49.4	32,364,240	45.5	26,885,959	48.4
INDUSTRY	16,176,785	20.2	13,003,655	18.3	11,452,367	20.6
Food and beverages	2,975,345	3.7	2,318,054	3.3	1,893,719	3.4
Steel and metallurgy	1,806,842	2.3	1,537,074	2.2	1,417,276	2.6
Chemical and petrochemical	2,361,941	2.9	1,906,495	2.7	1,631,326	2.9
Electrical and electronic	938,276	1.2	815,421	1.1	597,644	1.1
Paper and pulp	866,682	1.1	699,731	1.0	533,676	1.0
Light and heavy vehicles	541,209	0.7	514,049	0.7	737,746	1.3
Textile and clothing	1,195,544	1.5	840,996	1.2	709,669	1.3
Mechanics	735,679	0.9	453,733	0.6	398,065	0.7
Tobacco	307,508	0.4	299,181	0.4	414,318	0.7
Fertilizers, insecticides and crop protection	893,127	1.1	672,283	0.9	616,152	1.1
Autoparts and accessories	725,042	0.9	606,168	0.9	461,096	0.8
Construction material	598,695	0.7	491,184	0.7	653,096	1.2
Pharmaceuticals	277,286	0.3	243,624	0.3	84,257	0.2
Wood and furniture	626,754	0.8	524,535	0.7	500,433	0.9
Tractors and agribusiness machinery	109,085	0.1	89,693	0.1	94,085	0.2
Other	1,217,770	1.5	991,434	1.4	709,809	1.3
COMMERCE	6,406,253	8.0	4,749,056	6.7	3,985,171	7.2
Retail	5,259,548	6.6	3,955,709	5.6	3,221,332	5.8
Wholesale	903,421	1.1	627,118	0.9	552,109	1.0
Other	243,284	0.3	166,229	0.2	211,730	0.4
SERVICES	12,037,171	15.0	10,541,892	14.8	8,485,518	15.3
Telecommunications	1,002,921	1.3	929,248	1.3	1,244,659	2.2
Electrical energy generation and distribution	2,273,096	2.8	2,248,848	3.2	1,925,890	3.5
Financial	1,284,740	1.6	1,098,004	1.5	712,152	1.3
Service companies	2,245,185	2.8	1,834,927	2.6	1,360,891	2.4
Contractors and real estate agents	1,035,639	1.3	874,755	1.2	668,664	1.2
Real estate financing (company)	360,096	0.4	324,681	0.5	245,469	0.4
Public services concessionaires	433,572	0.5	430,067	0.6	401,749	0.7
Transportation	1,160,228	1.4	906,068	1.3	639,575	1.2
Communications	22,677	0.0	14,039	0.0	32,416	0.1
Other	2,219,017	2.8	1,881,255	2.6	1,254,053	2.3
PRIMARY SECTOR	4,341,073	5.4	3,481,247	4.9	2,560,704	4.6
Mining	626,054	0.8	519,043	0.7	321,588	0.6
Farming and live stock	3,691,703	4.6	2,943,275	4.1	2,204,917	4.0
Other	23,316	0.0	18,929	0.0	34,199	0.1
OTHER	626,850	0.8	588,390	0.8	402,199	0.7
INDIVIDUALS	39,709,068	49.5	37,942,852	53.3	27,357,851	49.2
Credit cards	7,966,569	9.9	7,491,577	10.5	5,925,894	10.7
Real estate financing	1,991,541	2.5	1,547,522	2.2	1,589,740	2.9
Consumer loans/vehicles/overdraft	29,750,958	37.1	28,903,753	40.6	19,842,217	35.7
TOTAL	80,179,469	100.0	71,189,308	100.0	55,572,698	100.0

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	102

b)	Credit concentration

Loan, capital lease and other credit operations (*)	With BKB		Without BKB

	09/30/2006		09/30/2006		09/30/2005

	Risk	% of Total	Risk	% of Total	Risk	% of Total

Largest debtor	1,162,957	1.3	910,014	1.2	855,864	1.4
20 largest debtors	7,874,479	8.8	7,437,189	9.4	6,405,924	10.4
50 largest debtors	13,501,388	15.0	12,394,448	15.7	11,070,416	17.9
100 largest debtors	19,032,931	21.2	17,373,375	21.9	15,229,180	24.7

Loan, capital lease and other credit operations and securities of companies and financial institutions (*)	With BKB		Without BKB

	09/30/2006		09/30/2006		09/30/2005

	Risk	% of Total	Risk	% of Total	Risk	% of Total

Largest debtor	1,429,577	1.4	1,176,633	1.3	1,159,565	1.6
20 largest debtors	11,713,177	11.3	11,363,676	12.2	10,689,281	14.6
50 largest debtors	19,781,922	19.0	18,840,670	20.2	17,533,694	24.0
100 largest debtors	27,436,477	26.4	25,978,370	27.8	23,360,923	31.9

(*)	The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Opening balance	(4,107,176)	(4,107,176)	(3,053,555)
Balance arising from the BKB acquisition at 04/30/2006	(370,812)	—	—
Net increase for the period	(4,833,939)	(4,392,930)	(2,496,437)
Write-Offs	2,259,655	2,170,884	1,894,244
Closing balance	(7,052,272)	(6,329,222)	(3,655,748)
Specific allowance (1)	(3,025,649)	(2,727,175)	(1,207,057)
Generic allowance (2)	(2,326,623)	(2,002,047)	(1,248,691)
Additional allowance (3)	(1,700,000)	(1,600,000)	(1,200,000)

(1)	Operations with overdue installments for more than 14 days or under responsability of bankruptcy or in process of bankruptcy companies.
(2)	For operations not covered by the previous item due to the classification of the client or operation.
(3)

Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Obs.: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 277,264 without BKB (R$ 212,276 at 09/30/2005) as it does not consider the option established by article 5 of CMN Resolution 2682, of 12/21/1999, amended by article 2 of CMN Resolution 2697, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based only on the overdue amounts.

At September 30, 2006, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 8.8% with BKB and 8.9% without BKB (6.6% at 09/30/2005).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	103

d)	Recovery and renegotiation of credits

I- Composition of the result of allowance for loan losses

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Net increase for the period	(4,833,939)	(4,392,930)	(2,496,437)
Recoveries	640,096	631,123	643,193
Renegotiation	187,856	187,856	268,592
Receipt	452,240	443,267	374,601
Result of allowance for loan losses	(4,193,843)	(3,761,807)	(1,853,244)

II- Renegotiated Credits

	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

Renegotiated credits	3,028,134	2,596,483	1,288,613
Allowance for loan losses	(1,681,369)	(1,381,927)	(533,591)
(%)	55.5	53.2	41.4

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	104

e)	Credit assignments

In 2006, credit assignments without joint liability were carried out, related to those operations with remote changes of recoverability, according to management, which up to March 31 had been additionally written off  to losses, as mentioned in Note 2b. This portfolio, in the amount of R$ 1,887,353, was realized for the amount of  R$ 313,525, in accordance with the appraisal report, in conformity with CMN Resolution 2,836 of May 30, 2001.

If the previously adopted procedure had been used, the amount of R$ 716,145 would have been written off in addition to losses, which would have decreased the portfolio balance and the related allowance by the same amount, without any effect on results.

f)	Restricted operations on assets

We present below information related to restricted operations on assets, realized in accordance with CMN Resolution 2,921 of January 17, 2002.

	With and Without BKB

	09/30/2006					01/01 to 09/30/2006

	0 - 30	31 - 180	180 - 365	Over 365	Total	Income (expenses)

Restricted operations on assets
Loan operations	2,141	183,262	29,113	227,788	442,304	6,874

Liabilities - restricted operations on assets
Abroad	2,141	183,227	28,813	227,788	441,969	(5,734)

Net income from restricted operations						1,140

At 09/30/2006, there were no default operations.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	105

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

ASSETS - OTHER RECEIVABLES	21,770,979	20,930,364	9,738,686
Exchange purchase pending settlement - foreign currency	11,584,898	10,782,387	4,835,840
Bills of exchange and term documents - foreign currency	5,510	5,510	5,002
Exchange sale rights - local currency	10,385,204	10,266,230	5,155,368
(-) Advances received - local currency	(204,633)	(123,763)	(257,524)
LIABILITIES - OTHER LIABILITIES (Note 2a)	21,941,152	21,014,138	10,098,737
Exchange sales pending settlement - foreign currency	10,241,688	10,020,204	4,117,845
Liabilities from purchase of foreign currency - local currency	11,696,339	10,991,708	5,978,540
Other	3,125	2,226	2,352
MEMORANDUM ACCOUNTS	910,647	159,141	77,911
Outstanding import credits - foreign currency	116,771	101,996	53,113
Confirmed export credits - foreign currency	793,876	57,145	24,798

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	106

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a)	Summary

	With BKB						Without BKB

	09/30/2006						09/30/2006		09/30/2005

	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%

Deposits	40,443,112	5,416,855	4,073,645	5,491,805	55,425,417	47.9	52,474,126	48.7	44,487,979	53.1
Deposits received under securities repurchase agreements	8,832,369	2,060,419	4,329,897	19,852,818	35,075,503	30.3	33,443,250	31.0	20,433,095	24.3
Funds from acceptance and issuance of securities	253,904	856,059	716,025	5,742,110	7,568,098	6.5	7,223,799	6.7	4,752,896	5.7
Borrowings and onlendings	856,656	2,308,724	1,712,213	6,720,455	11,598,048	10.0	8,596,099	8.0	8,590,407	10.2
Securitization of foreign payment orders	—	100,501	98,530	1,335,144	1,534,175	1.3	1,534,175	1.4	1,204,606	1.4
Subordinated debts	—	46,962	—	4,500,361	4,547,323	4.0	4,547,323	4.2	4,448,871	5.3

TOTAL With BKB	50,386,041	10,789,520	10,930,310	43,642,693	115,748,564		107,818,772		83,917,854
% per maturity date	43.5	9.3	9.4	37.8

TOTAL Without BKB	47,744,345	11,266,133	10,111,931	38,696,363	107,818,772
% per maturity date	44.3	10.4	9.4	35.9

TOTAL - 09/30/2005	40,691,379	9,059,123	6,690,646	27,476,706	83,917,854
% per maturity date	48.5	10.8	8.0	32.7

b)	Deposits

	With BKB						Without BKB

	09/30/2006						09/30/2006		09/30/2005

	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%

Demand deposits	13,285,319	—	—	—	13,285,319	23.9	11,885,871	22.7	9,978,022	22.4
Savings accounts	20,899,746	—	—	—	20,899,746	37.7	20,004,639	38.1	18,563,979	41.7
Interbank	459,309	283,280	114,109	23,663	880,361	1.6	1,751,918	3.3	938,310	2.1
Time deposits	5,327,347	5,133,575	3,959,536	5,468,142	19,888,600	35.9	18,401,165	35.1	14,711,925	33.1
Other deposits	471,391	—	—	—	471,391	0.9	430,533	0.8	295,743	0.7

TOTAL With BKB	40,443,112	5,416,855	4,073,645	5,491,805	55,425,417		52,474,126		44,487,979
% per maturity date	73.0	9.8	7.3	9.9

TOTAL Without BKB	38,223,643	6,129,560	3,963,286	4,157,637	52,474,126
% per maturity date	72.8	11.7	7.6	7.9

TOTAL - 09/30/2005	33,519,373	5,295,356	2,408,729	3,264,521	44,487,979
% per maturity date	75.4	11.9	5.4	7.3

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	107

c)	Deposits received under securities repurchase agreements

	With BKB						Without BKB

	09/30/2006						09/30/2006		09/30/2005

	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%	Total	%

Own portfolio	1,555,293	2,060,419	4,329,897	19,852,818	27,798,427	79.3	25,518,521	76.3	16,372,188	80.1
Government securities	76,323	34,534	15,084	10,223	136,164	0.4	128,001	0.4	81,867	0.4
Private securities	180,450	219,404	—	586,750	986,604	2.8	986,604	3.0	89,146	0.4
Own issue	489,003	1,492,327	4,314,499	19,228,250	25,524,079	72.8	23,252,336	69.5	14,500,929	71.0
Foreign	809,517	314,154	314	27,595	1,151,580	3.3	1,151,580	3.4	1,700,246	8.3
Third-party portfolio	5,476,764	—	—	—	5,476,764	15.5	5,621,693	16.9	3,672,649	18.0
Free portfolio	1,800,312	—	—	—	1,800,312	5.2	2,303,036	6.8	388,258	1.9
Pending repurchases	1,800,312	—	—	—	1,800,312	5.2	2,303,036	6.8	299,999	1.5
Payables on purchase and sale commitments	—	—	—	—	—	—	—	—	88,259	0.4

TOTAL With BKB	8,832,369	2,060,419	4,329,897	19,852,818	35,075,503		33,443,250		20,433,095
% per maturity date	25.2	5.9	12.3	56.6

TOTAL Without BKB	8,947,173	2,246,906	3,732,428	18,516,743	33,443,250
% per maturity date	26.7	6.7	11.2	55.4

TOTAL - 09/30/2005	6,590,239	1,401,910	2,158,123	10,282,823	20,433,095
% per maturity date	32.2	6.9	10.6	50.3

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	108

d)	Funds from acceptance and issuance of securities

	With BKB						Without BKB

	09/30/2006						09/30/2006		09/30/2005

	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%

MORTGAGE AND REAL ESTATE NOTES	—	212,722	277,950	—	490,672	6.5	490,672	6.8	—	—
DEBENTURES	—	123,099	—	2,850,000	2,973,099	39.3	2,973,099	41.2	1,392,934	29.3
FOREIGN BORROWING THROUGH SECURITIES - Non Trade Related	253,904	520,238	438,075	2,892,110	4,104,327	54.2	3,760,028	52.0	3,359,962	70.7
Issued in Brazil - Fixed Rate Notes	2,471	10,710	—	437,880	451,061	6.0	451,061	6.2	460,335	9.7
Issued abroad	251,433	509,528	438,075	2,454,230	3,653,266	48.2	3,308,967	45.8	2,899,627	61.0
Brazil Risk Note Programme	212,135	250,657	2,239	472,935	937,966	12.4	593,667	8.2	839,184	17.7
Euro Certificates of Deposits	—	11,246	23,479	—	34,725	0.5	34,725	0.5	21,014	0.4
Euro Medium Term Note Programme	—	288	—	15,219	15,507	0.2	15,507	0.2	15,849	0.3
Euronotes	—	1,861	—	250,461	252,322	3.3	252,322	3.5	253,369	5.3
Fixed Rate Notes	39,298	243,756	411,889	1,715,615	2,410,558	31.8	2,410,558	33.4	1,766,680	37.2
Other	—	1,720	468	—	2,188	0.0	2,188	0.0	3,531	0.1

TOTAL With BKB	253,904	856,059	716,025	5,742,110	7,568,098		7,223,799		4,752,896
% per maturity date	3.4	11.3	9.5	75.8

TOTAL Without BKB	63,375	702,289	716,025	5,742,110	7,223,799
% per maturity date	0.9	9.7	9.9	79.5

TOTAL - 09/30/2005	75,579	279,723	447,271	3,950,323	4,752,896
% per maturity date	1.6	5.9	9.4	83.1

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e)	Borrowings and onlendings

	With BKB						Without BKB

	09/30/2006						09/30/2006		09/30/2005

	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%

BORROWINGS	711,346	1,662,936	1,001,425	2,725,940	6,101,647	52.6	4,253,118	49.5	4,390,167	51.1

Local	90,157	92,814	28	5,221	188,220	1.6	188,220	2.2	240,554	2.8
Foreign (*)	621,189	1,540,508	999,085	2,132,836	5,293,618	45.6	4,060,327	47.2	4,149,613	48.3
Assumption of obligations	—	29,614	2,312	587,883	619,809	5.4	4,571	0.1	—	—
ONLENDINGS	145,310	645,788	710,788	3,994,515	5,496,401	47.4	4,342,981	50.5	4,200,240	48.9

Local onlendings - official institutions	145,310	629,675	675,831	3,382,320	4,833,136	41.7	4,013,021	46.7	3,954,522	46.0
BNDES	106,354	324,874	393,705	1,774,219	2,599,152	22.4	2,339,806	27.2	2,503,510	29.1
FINAME	37,839	284,722	279,226	1,553,907	2,155,694	18.6	1,601,628	18.6	1,364,892	15.9
Other	1,117	20,079	2,900	54,194	78,290	0.7	71,587	0.9	86,120	1.0
Foreign onlendings	—	16,113	34,957	612,195	663,265	5.7	329,960	3.8	224,366	2.7
Interbank	—	—	—	—	—	—	—	—	21,352	0.2

TOTAL With BKB	856,656	2,308,724	1,712,213	6,720,455	11,598,048		8,596,099		8,590,407
% per maturity date	7.4	19.9	14.8	57.9

TOTAL Without BKB	510,153	2,039,915	1,601,662	4,444,369	8,596,099
% per maturity date	5.9	23.7	18.7	51.7

TOTAL - 09/30/2005	506,188	2,010,057	1,603,060	4,471,102	8,590,407
% per maturity date	5.9	23.4	18.7	52.0

(*) Foreign borrowings are basically represented by investments in foreign exchange transactions related to export pre-financing and import financing.

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f)	Securitization of Foreign Payment Orders

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	With and Without BKB

	09/30/2006				09/30/2005

	31-180	181-365	Over 365	Total	Total	%

TOTAL	100,501	98,530	1,335,144	1,534,175	1,204,606	100.0
% per maturity date	6.6	6.4	87.0

TOTAL - 09/30/2005	12,720	73,333	1,118,553	1,204,606
% per maturity date	1.1	6.1	92.8

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g)	Subordinated debt

Funds obtained through issuance of subordinated debt securities, in accordance with the conditions determined by CMN Resolution 2837, of 05/30/2001, are as follows:

	With and Without BKB

	09/30/2006					09/30/2005

	31-180	181-365	Over 365	Total	%	Total	%

CDB (1)	34,603	—	2,085,071	2,119,674	46.6	1,956,736	44.0
Debentures (2)	3,247	—	600,000	603,247	13.3	604,664	13.6
Euronotes (3)	8,802	—	960,673	969,475	21.3	1,013,856	22.8
Redeemable preferred shares (4)	310	—	854,617	854,927	18.8	873,615	19.6

TOTAL	46,962	—	4,500,361	4,547,323		4,448,871
% per maturity date	1.0	—	99.0

TOTAL - 09/30/2005	59,357	130	4,389,384	4,448,871
% per maturity date	1.3	0.0	98.7

(1)	Bank Deposit Certificates:
	-	issued on 12/23/2002, with nominal value of R$ 850,000, with maturity on 12/23/2009 and paying interest semiannually at the average Interbank Deposit rate plus 0.87% p.a.;

	-	issued on 02/26/2003, with nominal value of R$ 673,103, with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate upon maturity.

(2)	Non-convertible debentures:
-

issued at 09/01/2001, with nominal value of R$ 600,000, with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semiannually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.

(3)	Euronotes:
-

issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity on 08/15/2011 and paying interest semiannually at the rate of 10% p.a.;

	-	issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity on 08/15/2011 and paying interest semiannually at the rate of 4.25% p.a.;

-

issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity on 06/28/2012 and paying interest semiannually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4)	Redeemable preferred shares:
	-	issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semiannually.

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NOTE 10 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)	Composition of the Technical Provisions

	With and Without BKB

	09/30/2006	09/30/2005

Insurance	1,384,573	1,215,324
Unearned premiums	740,100	672,933
Unsettled claims	362,575	331,202
IBNR	205,932	162,732
Premium deficiency - Others	18,413	9,233
Premium deficiency - Health care (1)	47,723	28,315
Mathematical provision for benefits to be granted	6,453	8,159
Mathematical provision for benefits granted	388	—
Financial surplus	1,277	1,019
Unsettled benefits	358	866
Redemption and other unresolved amounts	1,356	865
Life insurance and pension plan	15,065,409	11,169,229
Unearned premiums	248,519	226,346
Unsettled claims	33,266	35,954
IBNR	45,615	41,767
Mathematical provision for benefits to be granted	14,172,982	10,396,531
Mathematical provision for benefits granted	96,563	87,726
Financial surplus	282,469	219,463
Financial variation	82,445	83,294
Risk variation	24,324	17,337
Insufficient contribution (2)	44,944	41,059
Redemption and other unresolved amounts	19,473	10,503
Premium deficiency	8,739	6,939
Unexpired risks	1,223	1,328
Unsettled benefits	1,305	955
Administrative	3,543	27
Capitalization	1,083,678	1,101,076
Mathematical provision for redemptions	1,006,604	1,009,560
Contingencies	65,793	78,381
Raffles pending/payable	11,281	13,135
TOTAL	17,533,660	13,485,629

(1)

The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

In compliance with USGAAP standards, the provisions recorded in the financial statements filed with SEC (Securities and Exchange Commission) were conservatively estimated at R$ 614,109, at 12/31/2005 (R$ 549,000 at 12/31/2004), enough to cover deficits until the termination of the plans in 2099.

To maintain the economic and financial balance of health care plans, discussions are still beig maintained with the ANS (National Health Agency - the Brazilian health market regulator) regarding the restructuring of the plan, as well as price adjustments. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

In relation to the coverage of estimated amounts, existing accounting differences between the local and USGAAP practices are substantially offset by the goodwill amortization criteria.

(2)	Recorded based on actuarial evaluation in a sufficient amount for the settlement of obligations.

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b)	Assets Guaranteeing Technical Provision - SUSEP

	With and Without BKB

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL

	09/30/2006	09/30/2005	09/30/2006	09/30/2005	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Interbank investments - Money market	144,062	49,936	238,035	45,071	187,920	153,023	570,017	248,030
Securities and derivative financial instruments	969,351	935,503	14,670,922	10,962,764	913,860	964,690	16,554,133	12,862,957
PGBL/VGBL fund quotas (1)	—	—	12,980,086	9,181,797	—	—	12,980,086	9,181,797
Other securities	969,351	935,503	1,690,836	1,780,967	913,860	964,690	3,574,047	3,681,160
Government	255,258	231,309	749,377	797,092	140,368	116,285	1,145,003	1,144,686
Private	714,093	704,194	941,459	983,875	773,492	848,405	2,429,044	2,536,474
Credit rights (2)	264,762	248,468	182,040	180,389	—	—	446,802	428,857
TOTAL	1,378,175	1,233,907	15,090,997	11,188,224	1,101,780	1,117,713	17,570,952	13,539,844

(1) PGBL and VGBL plan securities portfolio, which ownership and embedded risks of which are the customer’s responsibility, are recorded as securities, as determined by SUSEP, as a contra entry to liabilities in the Pension Plan Technical Provisions account.

(2) Recorded under Other receivables - Insurance premiums receivable.

c)	Results of Operations

	With and Without BKB

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL

	01/01 to 09/30/2006	01/01 to 09/30/2005	01/01 to 09/30/2006	01/01 to 09/30/2005	01/01 to 09/30/2006	01/01 to 09/30/2005	01/01 to 09/30/2006	01/01 to 09/30/2005

Income from financial operations	115,113	119,350	92,783	89,403	74,588	76,399	282,484	285,152
Financial income from insurance, pension plan and capitalization operations	115,380	119,350	1,305,980	1,105,513	127,736	132,749	1,549,096	1,357,612
Financial expenses from insurance, pension plan and capitalization operations	(267)	—	(1,213,197)	(1,016,110)	(53,148)	(56,350)	(1,266,612)	(1,072,460)
Results of operations from insurance, pension plan and capitalization	408,115	242,082	251,116	213,912	154,123	124,664	813,354	580,658
Premiums and contributions	1,604,720	1,382,872	3,360,772	2,785,232	582,776	601,040	5,548,268	4,769,144
Changes in technical provisions	(54,232)	(68,836)	(1,592,649)	(1,290,069)	(405,986)	(473,182)	(2,052,867)	(1,832,087)
Expenses for claims	(887,607)	(848,313)	(95,633)	(88,303)	—	—	(983,240)	(936,616)
Selling expenses	(262,885)	(265,307)	(17,779)	(19,776)	—	—	(280,664)	(285,083)
Expenses for benefits and redemptions	—	—	(1,399,799)	(1,168,802)	(19,796)	—	(1,419,595)	(1,168,802)
Other income and expenses	8,119	41,666	(3,796)	(4,370)	(2,871)	(3,194)	1,452	34,102
TOTAL	523,228	361,432	343,899	303,315	228,711	201,063	1,095,838	865,810

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	114

NOTE 11 – CONTINGENT ASSETS AND LIABILITES AND LEGAL LIABILITIES  – TAX AND SOCIAL SECURITY

 ITAÚ HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a)	Contingent Assets: in the period from January 1 to September 30, 2006, contingent assets were not recognized and there are no lawsuits with realization classified as probable.

b)	Contingent Liabilities:

-

Contingencies classified as probable: are recognized in the accounting books and are represented by Civil Lawsuits demanding compensation for property damage and pain and suffering, such as wrongful protest of notes, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement,  transfer allowance, pension plan supplement and other; Tax and Social Security represented by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint liability for securitized rural operations.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

Change in Provision for Contingent Liabilities	01/01 to 09/30/2006

	With BKB					Without BKB

	Civil	Labor	Tax and social security	Other	Total	Total

Opening balance	891,699	874,599	370,099	148,327	2,284,724	2,284,724
Balance from BKB acquisition at 04/30/2006	35,605	13,490	163,660	6,531	219,286	—
Write-offs due to the split of Credicard at 04/30/2006	(86,279)	(9,497)	(68,872)	—	(164,648)	(164,648)
Changes in the Period Reflected in Results (Notes 12e, 12g and 12h)	270,640	340,089	13,855	(75,860)	548,724	548,042

Restatements/Charges	—	—	18,853	—	18,853	18,108
Increase	270,640	340,089	(4,998)	1,483	607,214	607,277
Write-offs through reversal	—	—	—	(77,343)	(77,343)	(77,343)
Payments	(131,675)	(240,213)	(25,952)	—	(397,840)	(392,741)
Closing balance with BKB (Note 12c)	979,990	978,468	452,790	78,998	2,490,246	2,275,377
Closing balance without BKB (Note 12c)	947,298	966,459	288,385	73,235	2,275,377
Closing balance at 09/30/2005 (Note 12c)	882,741	927,984	370,680	217,363	2,398,768

Escrow deposits with BKB at 09/30/2006 (Note 12a)	386,259	674,780	360,388	—	1,421,427
Escrow deposits without BKB at 09/30/2006 (Note 12a)	386,222	635,657	294,812	—	1,316,691
Escrow deposits at 09/30/2005 (Note 12a)	199,771	519,064	156,632	—	875,467

-

Contingencies classified as possible: not recognized in the accounting books and are represented by Civil Lawsuits amounting to R$ 100,712 and Tax and Social Security Lawsuits amounting to R$ 1,954,412 at ITAÚ HOLDING CONSOLIDATED WITH BKB and R$ 1,816,393 at ITAÚ HOLDNG CONSOLIDATED WITHOUT BKB. The principal characteristics of these lawsuits are described below:

•

CPMF (Tax on Bank Account Outflows) in Customer Operations – R$ 386,644: refers to tax assessment notices issued for collection of tax credit related to CPMF on operations carried out with customers. The decision from the Taxpayers’ Council or the Superior Chamber of Tax Appeals of the Ministry of Finance is pending.

	•	IR (Income tax) on disposal of investments – R$ 328,202: refers to tax assessment notice issued due to tax effects on investments. The lower court’s decision is pending.

•

IR (Income Tax)/Allowance for Loan Losses – R$ 278.174: calculated by adopting the IN 76/87 and the CMN Resolution 1.748/90, thus rejecting the Regulatory Instruction (IN) No. 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993. The bank is questioning the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank’s appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	115

•

ISS – Banking Institutions – R$ 110,418: refers to tax assessment notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

•

Social Security Contribution on Profit Sharing and Results Exceeding the Collective Bargaining Agreement  – R$ 171,180: refers to the Debt Entry Tax Notice issued based on the levy of social security contribution on the payment of profit sharing and results. A decision from the appellate court is pending.

•

Apportionment of Net Assets by Book Value  – R$ 107,908: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. A notice on the decision from the appellate court is pending.

•

ISS (Service Tax) – Leasing – R$ 114,487: the bank is questioning the constitutionality of the requirement, since: a) capital lease is a type of lease of chattels; b) the referred operations are financial leases, in which there is no service provision and therefore they cannot be taxed by ISS, under penalty of violation of articles 156 III of the Federal Constitution of 1988 and 110 of the National Tax Code. Should the tax levy be confirmed, it shall be due at the company’s principal place of business, under article 12, “a” of Decree-Law No.  406/68.

•

Social Security Contribution on Sole Bonus – R$ 63,319: refers to Debt Entry Tax Notices issued based on the levy of social security contribution on sole bonus paid to the employees. The lower court’s decision is pending.

The amounts of R$ 878,310 at ITAU HOLDING CONSOLIDATED with BKB and R$ 850,927 at ITAU HOLDING CONSOLIDATED without BKB related to Securities, the amounts of R$ 436,902 deposited at ITAU HOLDING CONSOLIDATED with BKB and of R$ 407,732 (R$ 170,010 at 09/30/2005) deposited at ITAU HOLDING CONSOLIDATED without BKB (Note 12a), as well as Permanent Assets represented basically by Property for Own Use in the amount of R$ 940,474 (R$ 386,928 at 09/30/2005) at ITAU HOLDING CONSOLIDATED with and without BKB, according to article 32 of Law 10,522/02, are pledged in guarantee of voluntary resources related to contingent liabilities lawsuits.

The Receivables balance arising from reimbursements of contingent assets already settled amounts to R$ 82,790 at ITAU HOLDING CONSOLIDADO with BKB AND R$ 62,895 (R$ 88,535 at 09/30/2005) at ITAU HOLDING CONSOLIDADO without BKB (Note 12a), basically represented by the guarantee in the Banerj privatization process, occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Commercial, Labor and Tax Contingencies.

c)	Legal Liabilities – Tax and Social Security: recognized at the full amount being questioned totaling::

Probability of loss	09/30/2006

	With BKB	Without BKB

Probable	896,707	843,530
Possible	272,526	215,489
Remote	2,190,115	2,115,800

Total (*)s	3,359,348	3,174,819

(*) Changes in these provisions and respective deposits are shown in Note 13c II

At March 1, 2006, the income arising from the restatement of escrow deposits and the expenses on restatement of the corresponding liabilities started being recognized on the accrual basis, which gave rise to additions to the financial margin and the income net of taxes of R$ 169,030 and R$ 99,090, respectively.

According to the opinion of the legal advisors, ITAÚ HOLDING and its subsidiary companies are not involved in any administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized upon the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CVM Deliberation 489 of October 3, 2005.

The adjustment to this Deliberation’s new requirements did not produce effects on the results and stockholders’ equity.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	116

NOTE 12 - BREAKDOWN OF ACCOUNTS

a)	Other Sundry Receivables

	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

Deferred tax assets (Note 13b I)	6,594,365	6,004,185	4,127,012
Social contribution for offset (Note 13b I)	1,040,835	1,040,835	1,164,835
Taxes and contributions for offset	887,995	850,964	585,467
Escrow deposits for provisions for contingent liabilities (Note 11b)	1,858,329	1,724,423	1,045,477

Contingencies classified as probable	1,421,427	1,316,691	875,467
Contingencies classified as possible	436,902	407,732	170,010
Escrow deposits for legal liabilities - Tax and Social Security (Note 13c II)	2,212,637	2,138,887	1,542,689
Escrow deposits for foreign fund raising program	443,571	443,466	205,238
Receivables from reimbursement of contingent liabilities (Note 11b)	82,790	62,895	88,535
Sundry domestic debtors	282,256	235,705	302,504
Sundry foreign debtors	55,123	55,123	55,210
Tax incentive options	90,318	90,318	70,550
Recoverable payments	19,001	18,804	28,081
Salary advances	94,210	73,162	71,419
Amounts receivable from related companies	7,298	7,298	41,027
Other	65,100	37,235	332,191
Total	13,733,828	12,783,300	9,660,235

At ITAÚ HOLDING, other Sundry Receivables are basically composed of Deferred tax assets of R$ 566,448 (R$ 296,082 at 09/30/2005) (Note 13b I).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	117

b)	Prepaid expenses

	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

Technical cooperation agreement (*)	977,928	977,928	1,107,077
Commissions	194,119	194,119	193,887
Advertising	42,386	42,386	51,438
Other	80,951	78,420	49,132

TOTAL	1,295,384	1,292,853	1,401,534

(*)

Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of September 30, 2006 the balance basically comprises the amount of R$ 399,500 related to the agreement entered into on September 16, 2005 with the Municipal Government of São Paulo and R$ 295,293 (R$ 344,019 at September 30, 2005) related to the agreements entered into with the State Governments of Rio de Janeiro, Minas Gerais and Goiás.

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c)	Other Sundry Liabilities

	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

Provision for contingent liabilities (Note 11b)	2,490,246	2,275,377	2,398,768
Provision for personnel	693,149	548,467	549,674
Provision for sundry payments	705,673	644,603	618,903
Liabilities for official agreements and rendering of payment services	202,803	202,803	120,015
Sundry creditors - domestic	339,786	284,382	311,944
Sundry creditors - abroad	34,359	34,359	46,408
AOLA Service Agreement (1)	—	—	137,662
Liabilities for purchase of assets and rights	145,316	101,817	111,253
Related to insurance companies	160,769	160,769	170,884
Provision for corporate restructuring (2)	174,074	—	37,000
Provision to cover actuarial deficit (Note 18c)	30,535	30,535	26,948
Amounts payable to related companies	3,694	3,694	89,539
Creditors for resources to be released	63,033	53,601	32,422
Funds from consortia participants	65,118	65,118	77,123
Other	28,925	19,251	8,696
Total	5,137,480	4,424,776	4,737,239

(1)

(1) On December 29, 2005, Itaú Holding and American On Line Latin America Inc (AOLA) entered into an agreement for terminating their alliance, which provided for the mutual release from all obligations arising from such strategic alliance and related amendments. Accordingly, all amounts arising from such agreement were recorded in the financial statements to such date.

(2)

Refers to the provision for corporate restructuring of BKB. As of September 30, 2005, refers to provision for implementation of the New Agreement for Credicard Management (Disclosed in Material Fact by ITAÚ HOLDING on 02/01/2005).

At ITAÚ HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of investment of R$ 59,245 (R$ 133,722 at 09/30/2005).

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d)	Banking Service Fees

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Asset management	1,503,637	1,373,006	1,257,666

Asset management fees	1,451,503	1,320,195	1,216,190
Consortia management fees	52,134	52,811	41,476
Current account services	1,138,974	1,112,997	1,024,199
Credit cards	1,527,099	1,483,422	1,365,378

Annual fees	402,633	387,388	332,288
Other services	1,124,466	1,096,034	1,033,090

Branches relationship	800,585	772,153	721,935
Credit card processing	323,881	323,881	311,155
Credit operations and guarantees provided	1,203,359	1,190,120	887,845

Credit operations	1,118,001	1,110,747	821,144
Guarantees provided	85,358	79,373	66,701
Collection services	658,783	628,588	618,585

Collection fees	337,284	314,559	295,174
Collection services	160,913	160,913	173,739
Interbank charges (securities, checks and wire)	160,586	153,116	149,672
Other	609,935	595,215	462,131

Income from consultation to Serasa	162,711	162,711	129,573
Income from brokerage	172,306	169,568	87,766
Income from custody services and management of portfolio	63,496	62,033	47,377
Income from economic and financial advisory	60,412	59,780	29,632
Foreign exchange services	23,069	20,441	26,984
Other services	127,941	120,682	140,799
Total	6,641,787	6,383,348	5,615,804

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	120

e)	Personnel expenses

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Compensation	2,012,410	1,813,887	1,618,721
Charges	605,952	558,761	509,202
Welfare benefits	516,114	483,401	432,021
Training	50,159	47,470	41,076
Subtotal	3,184,635	2,903,519	2,601,020
Severance pay	48,114	47,900	93,807
Labor claims (Note 11b)	340,089	339,385	228,588
Sole bonus (*)	—	—	64,521
Total	3,572,838	3,290,804	2,987,937

(*) The 2006 Collective Bargaining Agreement does not include the Sole Bonus, but it provides instead an Additional Profit Sharing, which is provided for in Profit Sharing.

f)	Other administrative expenses

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Data processing and telecommunication	974,523	891,526	861,244
Depreciation and amortization (Note 14b)	483,640	421,560	433,667
Facilities	588,263	557,289	466,300
Third-party services	721,744	691,203	604,185
Financial system services	315,955	304,400	264,076
Advertising, promotions and publications	336,329	325,802	252,847
Transportation	168,598	161,908	139,939
Materials	152,079	146,666	115,766
Security	124,662	117,092	100,623
Legal	49,651	48,431	54,000
Travel expenses	45,913	41,893	33,610
Other	178,037	170,218	165,759
Total	4,139,394	3,877,990	3,492,019

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	121

g)	Other operating revenues

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Reversal of operating provisions	189,814	189,814	—

Legal Liabilities - tax and social security (Note 13c II)	112,471	112,471	—
Provision for Contingencies - Other (Note 11b)	77,343	77,343	—
Equity in subsidiaries, not derived from net income	45,750	44,527	11,805
Recovery of charges and expenses	59,710	59,399	67,433
Exchange variation on assets of companies abroad	17,230	17,230	34,233
Other	142,953	125,624	148,101
Total	455,457	436,594	261,572

h)	Other operating expenses

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Provision for contingencies (Note 11b)	285,978	285,197	332,171

Civil lawsuits	270,640	270,640	263,015
Fiscal and social security	13,855	13,074	42,859
Other	1,483	1,483	26,297
Selling - Credit cards	260,273	232,656	186,369
Claims	134,580	124,863	128,920
Amortization of goodwill on purchase of investments (1)	2,712,674	114,837	200,000
Provision for corporate restructuring (2)	—	—	75,000
Other	303,332	281,775	116,573
Total	3,696,837	1,039,328	1,039,033

(1)

As of September 30, 2006, at ITAÚ HOLDING CONSOLIDATED With BKB, refers basically to acquisition of Bank Boston S.A. (Note 2a), and in the acquisiton of BPI shares, wich net of minority interest, amounts to R$ 65,100, both in ITAÚ HOLDING CONSOLIDATED with and without BKB. At 09/30/2005 refers to the association with Lojas Americanas S.A.

(2)	Refers to expenses for operation of the New Agreement for Credicard Management (disclosed in Material Fact by ITAÚ HOLDING on 02/01/2005) and other corporate restructuring in the Group.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	122

NOTE 13 - TAXES

a)	Composition of expenses for taxes and contributions

I- We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

	With BKB	Without BKB

Due on Operations for the Period	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Income before income tax and social contribution	4,303,283	7,063,054	6,014,651
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4m), respectively	(1,463,116)	(2,401,438)	(2,044,981)
Increase/Decrease to Income Tax and Social Contribution charges arising from:
Permanent (Additions) Exclusions	360,746	357,616	88,405
Investments in affiliates	45,502	45,502	(490)
Foreign exchange variation of overseas investments	(138,578)	(144,727)	(408,193)
Interest on capital	415,858	415,858	451,474
Dividends, interest on external debt bonds and tax incentives	48,275	48,019	47,558
Other	(10,311)	(7,036)	(1,944)
Temporary (Additions) Exclusions	(956,535)	(16,268)	(183,142)
Allowance for loan losses	(722,979)	(580,056)	(365,359)
Excess (Insufficiency) of depreciation of lease	766,183	765,026	422,373
Adjustment to market value of trading securities and derivative financial instruments, and adjustments from operations in futures markets	73,058	(3,229)	121,576
Interest on capital	(92,872)	(92,872)	(147,187)
Provision for contingent liabilities	(28,463)	(28,967)	(35,456)
Goodwill on acquisition of BKB	(883,265)	—	—
Other non-deductible provisions	(68,197)	(76,170)	(179,089)
(Increase) Offset on tax losses/negative social contribution basis	(221,227)	(217,458)	10,990
Expenses for Income Tax and Social Contribution	(2,280,132)	(2,277,548)	(2,128,728)

Related to Temporary Differences

Increase (reversal) for the period	1,173,947	229,911	172,152
Prior periods increase (reversal)	319,780	256,928	17,969
Income (expenses) from deferred taxes	1,493,727	486,839	190,121

Total income tax and social contribution	(786,405)	(1,790,709)	(1,938,607)

At ITAÚ HOLDING, income tax and social contribution related to temporary differences is mainly represented by the inclusion of provision for Interest on capital, tax losses and negative social contribution basis.

II- Composition of tax expenses:

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

PIS and COFINS	(1,105,974)	(1,059,727)	(977,363)
ISS	(240,778)	(228,088)	(201,486)
Tax on Bank Account Outflows (CPMF)	(186,705)	(183,743)	(206,571)
Other	(87,545)	(82,923)	(65,321)

Total (Note 4m)	(1,621,002)	(1,554,481)	(1,450,741)

At ITAÚ HOLDING tax expenses are basically comprised of PIS and COFINS in the amount of R$ 17,285 (R$ 28,956 from 01/01 to 09/30/2005) and CPMF in the amount of R$ 8,028 (R$ 5,397 from 01/01 to 09/30/2005).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	123

III – Tax Effects on Foreign Exchange Management of Investments Abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

Results of these transactions are computed on calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included in referred basis, pursuant to tax legislation in force.

For the period ended September 30, 2006, these transactions gave rise to taxable gains due to the appreciation of real in relation to US Dollar and Euro, which accounted for the high expenses related to income tax and social contribution, PIS and COFINS.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	124

b)	Deferred Taxes

I- The deferred tax asset balance and its changes, segregated based on origin and disbursements incurred, are shown as follows:

	PROVISIONS		DEFERRED TAX ASSETS

	09/30/2006		12/31/2005	Acquisition of BKB	Write-off due to the split of Credicard	Realization / Reversal	Increase

	With BKB	Without BKB

Related to tax losses and negative social contribution basis			551,369	3		(111,994)	412,736

Related to disbursement provisions			1,290,686	227,532		(701,686)	1,628,472

Allowance for loan losses			918,453	192,263		(532,044)	1,143,289
Allowance for real estate			44,583	209		(16,891)	2,129
Other			327,650	35,060		(152,751)	483,054
Related to non-disbursed provisions (*)	10,525,062	9,836,734	1,988,674	172,461	(95,892)	(464,081)	1,696,085

Related to the operation	8,825,062	8,236,734	1,522,874	172,461	(95,892)	(464,081)	1,583,885

Interest on own capital	892,345	892,345	312,268	—		(213,262)	194,304
Legal liabilities - tax and social security	1,265,822	1,209,828	365,320	15,037	(52,118)	(29,867)	71,550
Provision for contingent liabilities	2,203,678	2,027,264	546,418	41,412	(31,741)	(121,861)	262,637

Civil	957,036	957,036	277,884	—	(28,755)	(33,431)	97,996
Labor	793,852	781,843	228,655	4,587	(2,986)	(82,236)	94,427
Tax and social security	452,790	288,385	39,879	36,825		(6,194)	70,214
Goodwill on acquisition of BKB	2,597,838	2,597,838	—	—		—	883,265
Provision for corporate restructuring of BKB	174,056	—	—	76,166		(16,987)	—
Other non-deductible provisions	1,691,323	1,509,459	298,868	39,846	(12,033)	(82,104)	172,129
Related to provisions in excess in relation to the minimum required not disbursed - Allowance for loan losses	1,700,000	1,600,000	465,800	—	—	—	112,200

Total	10,525,062	9,836,734	3,830,729	399,996	(95,892)	(1,277,761)	3,737,293

Social Contribution for Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001			1,125,971			(85,136)	—

	DEFERRED TAX ASSETS

	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

Related to tax losses and negative social contribution basis	852,114	791,346	695,155

Related to disbursement provisions	2,445,004	2,135,840	1,482,296

Allowance for loan losses	1,721,961	1,421,497	1,070,026
Allowance for real estate	30,030	29,820	31,752
Other	693,013	684,523	380,518
Related to non-disbursed provisions (*)	3,297,247	3,076,999	1,949,561

Related to the operation	2,719,247	2,532,999	1,541,561

Interest on own capital	293,310	293,310	281,337
Legal liabilities - tax and social security	369,922	350,153	397,038
Provision for contingent liabilities	696,865	645,308	524,963

Civil	313,694	313,694	272,234
Labor	242,447	238,364	252,729
Tax and social security	140,724	93,250	—
Goodwill on acquisition of BKB	883,265	883,265	—
Provision for corporate restructuring of BKB	59,179	—	—
Other non-deductible provisions	416,706	360,963	338,223
Related to provisions in excess in relation to the minimum required not disbursed - Allowance for loan losses	578,000	544,000	408,000

Total	6,594,365	6,004,185	4,127,012

Social Contribution for Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001	1,040,835	1,040,835	1,164,835

(*)

From a financial point of view, rather than recording the provision of R$ 10,525,062 (R$ 6,639,835 at 09/30/2005) and deferred tax assets of R$ 3,297,247 (R$ 1,949,561 at 09/30/2005),only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 6,594,365 (R$ 4,127,012 at 09/30/2005) to R$ 3,297,118 (R$ 2,177,451 at 09/30/2005).

At ITAÚ HOLDING, deferred tax assets amount to R$ 566,448 (R$ 296,082 at 09/30/2005) and are basically represented by interest on own capital, tax loss and negative social contribution basis, the expectation of realization of which is up to 1 year.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	125

II- Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	With BKB					Without BKB

	12/31/2005	Acquisition of BKB	Realization / Reversal	Increase	09/30/2006	09/30/2006	09/30/2005

Reflected in income and expense accounts	1,155,743	84,184	(114,648)	1,007,023	2,132,302	2,048,118	988,096
Depreciation in excess - Leasing	971,930	—	—	757,542	1,729,472	1,729,472	779,774
Taxation on results abroad - Capital Gains	51,844	—	(422)	—	51,422	51,422	49,485
Adjustment from operations in futures market	86,639	84,184	(84,184)	139,849	226,488	142,304	111,013
Adjustment to market value of securities and derivative financial instruments	30,042	—	(30,042)	—	—	—	—
Other	15,288	—		109,632	124,920	124,920	47,824
Reflected in stockholders’ equity accounts - Adjustment to market value of securities available for sale (Note 2b)	154,631	—	(135,737)	—	18,894	53,261	112,486

Total	1,310,374	84,184	(250,385)	1,007,023	2,151,196	2,101,379	1,100,582

At ITAÚ HOLDING, provision for deferred income tax and social contribution amounts to R$ 14,534 (R$ 6,271 at 09/30/2005) and is represented basically by adjustments from operations in futures market.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	126

III- The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure 2158-35 of 08/24/2001 and from Provision for Deferred Income Tax and Social Contribution existing at September 30, 2006, in accordance with expected future taxable income, based on the history of profitability and technical studies of feasibility are:

	With BKB

Realization Year	Deferred tax assets			Social Contribution for Offset	Provision for Deferred Income Tax and Social Contribution	Net Deferred Taxes

	Temporary Differences	Tax Loss and Negative Basis	Total

2006	991,393	242,080	1,233,473	28,998	(142,626)	1,119,845
2007	1,491,948	610,034	2,101,982	268,093	(354,202)	2,015,873
2008	899,621	—	899,621	318,100	(425,883)	791,838
2009	659,023	—	659,023	372,073	(627,211)	403,885
2010	414,035	—	414,035	53,571	(306,828)	160,778
after 2010	1,286,231	—	1,286,231	—	(294,446)	991,785
Total	5,742,251	852,114	6,594,365	1,040,835	(2,151,196)	5,484,004

Present value (*)	4,984,034	793,004	5,777,038	899,967	(1,790,840)	4,886,165

	Without BKB

Realization Year	Deferred tax assets			Social Contribution for Offset	Provision for Deferred Income Tax and Social Contribution	Net Deferred Taxes

	Temporary Differences	Tax Loss and Negative Basis	Total

2006	991,394	223,193	1,214,587	28,998	(139,323)	1,104,262
2007	1,345,361	568,153	1,913,514	268,093	(346,001)	1,835,606
2008	818,795	—	818,795	318,100	(416,021)	720,874
2009	604,908	—	604,908	372,073	(612,687)	364,294
2010	387,118	—	387,118	53,571	(299,723)	140,966
after 2010	1,065,263	—	1,065,263	—	(287,624)	777,639
Total	5,212,839	791,346	6,004,185	1,040,835	(2,101,379)	4,943,641

Present value (*)	4,546,984	736,364	5,283,348	899,967	(1,749,369)	4,433,946

(*)	The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the estimate of realization of deferred tax assets arising from temporary differences, tax losses and negative basis not be used as an indication of future net income.

IV- Unrecorded deferred tax assets amount to R$ 329,317 (R$ 325,142 at 09/30/2005).

At ITAÚ HOLDING, unrecorded deferred tax assets amount to R$ 10,087 (R$ 7,189 at 09/30/2005).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	127

c)	Taxes and Social Security Contributions

I- The balance of Taxes and Social Security Contributions is composed as follows:

	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

Taxes and contributions on income payable	1,147,091	1,089,489	1,087,863
Taxes and contributions payable	224,346	188,745	317,524
Provision for deferred income tax and social contribution (Note 13b II)	2,151,196	2,101,379	1,100,582
Legal Liabilities - Tax and Social Security (Note 13c II)	3,359,348	3,174,819	2,419,206

Total	6,881,981	6,554,432	4,925,175

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	128

II) Legal Liabilities - Tax and Social Security and related Escrow Deposits

Change in Legal Liabilities	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Opening balance (*)	2,463,026	2,463,026	2,183,821
Balance from acquisition of BKB at 04/30//2006	178,498	—	—
Write-off due to the split of Credicard on 04/30/2006	(119,107)	(119,107)	—
Change in the period reflected in results	853,534	847,503	237,732

Charges on taxes	501,426	496,871	105,282
Net increase	464,579	463,103	132,450
Write-offs through reversal	(112,471)	(112,471)	—
Payments	(16,603)	(16,603)	(2,347)
Closing balance	3,359,348	3,174,819	2,419,206

(*)	The amounts related to Tax and Social Security Contingencies were reclassified to comply with the requirements of CVM Deliberation 489, of 10/03/2005 (Note 20).

Change in Escrow Deposits	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Opening balance	1,566,937	1,566,937	1,061,868
Balance from acquisition of BKB at 04/30//2006	70,721	—	—
Appropriation of income	447,724	444,647	27,537
Change in the period	127,255	127,303	453,284

Deposited	145,008	145,056	578,242
Withdrawals	(15,759)	(15,759)	(120,742)
Conversion into income	(1,994)	(1,994)	(4,216)
Closing balance	2,212,637	2,138,887	1,542,689

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	129

d)	Taxes Paid or Provided for and Withheld from Clients

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on the financial operation:

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Taxes paid or provided for	4,691,161	4,550,636	4,414,408
Taxes withheld and collected from clients	5,986,305	5,139,605	4,460,606

Total	10,677,466	9,690,241	8,875,014

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NOTE 14 - PERMANENT ASSETS

a)	Investments

I - Change of investments - ITAÚ HOLDING

Companies		Balance at 12/31/2005	Subscription / Acquisition / Sales	Dividends and interest on capital Received	Equity in earnings of subsidiaries	Adjustment to marketable securities of subsidiaries	Balance at 09/30/2006	Balance at 09/30/2005	Equity in earnings of subsidiaries from 01/01 to 09/30/2005

Banco Itaú S.A.		7,822,846	—	(796,227)	1,667,455	(190,716)	8,503,358	7,532,549	1,707,107
Investments in BKB		—	4,581,120	—	47,427	(792)	4,627,755	—	—
Banco ItauBank S.A.
Book value		—	1,981,041	—	47,249	(792)	2,027,498	—	—
Goodwill		—	2,597,837	—	—	—	2,597,837	—	—
Libero Trading International Ltd	(1)	—	2,242	—	178	—	2,420	—	—
Banco Itaú BBA S.A.		3,416,304	90,450	(74,793)	639,447	(4,854)	4,066,554	3,446,715	609,149
Banco Itaucard S.A.	(2)(3)	2,406,327	—	—	1,657,873	(21)	4,064,179	2,130,315	736,592
Itauseg Participações S.A.	(4)(5)	1,547,573	—	—	627,471	19,816	2,194,860	1,581,423	527,383
Itaú BBA Participações S.A.		933,219	25,800	(97)	186,252	(1,384)	1,143,790	925,430	181,096
Itaú Corretora de Valores S.A.	(2)	97,451	1,100	—	63,298	(1)	161,848	95,880	30,753
TOTAL GERAL		16,223,720	4,698,470	(871,117)	4,889,223	(177,952)	24,762,344	15,712,312	3,792,080

(1)	Includes negative goodwill of R$ 10.
(2)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.
(3)	New company’s name of Itaucard Financeira S.A. Crédito, Financiamento e Investimento, approved at BACEN on 04/25/2006.
(4)	The investment in Itaú Seguros S.A. was delivered for capital increase in Itauseg Participações S.A. at 01/31/2006 while one preferred share was maintained.
(5)	The balances of investment and equity in earnings of subsidiaries at 09/30/2005 refer to Itaú Seguros S.A.

Companies	Capital	Stockholders Equity	Net income for the period	Number of shares owned by ITAÚ HOLDING		Equity Share in voting capital (%)	Equity Share in capital (%)

				Common	Preferred

Banco Itaú S.A.	5,547,163	8,489,297	1,499,358	64,263,705	—	100.00	100.00
Banco Itaú BBA S.A.	2,877,207	5,226,132	869,968	2,589,417	5,284,526	49.00	74.50
Banco Itaucard S.A.	6,032,007	10,913,273	1,808,143	—	1,277,933,118	—	1.27
Banco ItauBank S.A.	2,233,974	2,027,498	47,832	1,820,422,752,773	—	100.00	100.00
Itauseg Participações S.A.	1,717,000	2,392,162	656,707	1,582,676,636	—	91.01	91.01
Itaú BBA Participações S.A.	775,079	1,372,545	223,502	102,387	409,554	50.00	83.33
Itaú Corretora de Valores S.A.	202,101	390,739	69,702	—	811,503	—	5.00
Libero Trading International Ltd	—	2,430	87	1	—	100.00	100.00

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	131

II-Investment in BKB (Note 2a)

Investment is composed as follows:

Banco ItauBank S.A.	2,027,498
Libero Trading International Ltd	2,430
Adjustments to criteria reflected in the Group(*)	(96,790)
Total	1,933,138

Net effects of acquisition of BKB in the result:

Net income of BKB from 05/01/2006 to 09/30/2006	144,569
Adjustments to criteria of ITAÚ HOLDING (*)	(193,619)
Amortization of goodwill	(2,597,837)
(-) Tax effects of amortization of goodwill	883,264
Total	(1,763,623)

(*)	Refers basically to adjustments to standardized classification of credit risk.

III- Composition of investments

	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

Investments in affiliates	750,952	750,952	566,447
Domestic	117,555	117,555	123,052
AGF Brasil Seguros S.A.	111,157	111,157	123,052
Other	6,398	6,398	—
Abroad	633,397	633,397	443,395
BPI – SGPS S.A. (BPI)	631,004	631,004	441,209
Other	2,393	2,393	2,186
Other investments	315,760	285,942	264,860
Investments through tax incentives	104,897	104,895	107,850
Equity securities	79,337	55,658	46,705
Shares and quotas	29,151	25,702	24,891
Other	102,375	99,687	85,414
Provision for losses	(95,573)	(95,571)	(104,426)
TOTAL	971,139	941,323	726,881

IV- Composition of the Equity in Earnings of Affiliates

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Investments in affiliates - domestic	13,701	13,701	11,023
Investments in affiliates - foreign	120,127	120,127	(12,466)
Exchange variation on investments	(2,012)	(2,012)	(172,589)
Equity in earnigns of affiliates	122,139	122,139	160,123
Total	133,828	133,828	(1,443)

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b)	Fixed Assets and Deferred Charges

	Net balance at 12/31/2005	Change

		Acquisition of BKB	Acquisitions	Disposals	Depreciation/ amortization expenses (Note 12f)	Exchange variation

FIXED ASSETS	1,835,740	333,034	313,212	(77,380)	(388,753)	(3,583)

REAL ESTATES IN USE (*)	1,171,268	217,507	19,493	(570)	(43,927)	(7,895)
Land	613,317	34,601	4,208	(90)	—	(34)
Buildings	557,951	182,906	15,285	(480)	(43,927)	(7,861)
OTHER	664,472	115,527	293,719	(76,810)	(344,826)	4,312
Installations	72,913	26,990	15,238	(8,564)	(12,821)	2,892
Furniture and equipment	45,387	38,250	31,095	(20,349)	(32,837)	(908)
EDP Systems	471,147	19,979	215,857	(42,289)	(266,736)	1,443
Other (Communication, security, and transportation)	75,025	30,308	31,529	(5,608)	(32,432)	885

DEFERRED CHARGES	271,815	117,408	158,039	—	(94,887)	(1,237)

Leasehold improvements	156,618	40,345	76,115	—	(43,973)	(3,054)
Expenses on acquisition of software	106,577	77,063	81,533	—	(50,360)	6,829
Other deferred expenses	8,620	—	391	—	(554)	(5,012)

TOTAL with BKB	2,107,555	450,442	471,251	(77,380)	(483,640)	(4,820)

TOTAL Without BKB	2,107,555	—	450,615	(65,175)	(421,560)	(4,820)

TOTAL at 09/30/2005	2,198,850	—	343,234	(19,266)	(433,667)	(18,239)

	With BKB			Without BKB

	09/30/2006			09/30/2006	09/30/2005

	Cost	Accumlated depreciation	Net	Net	Net

FIXED ASSETS	5,833,677	(3,821,407)	2,012,270	1,720,393	1,850,416

REAL ESTATES IN USE (*)	2,406,835	(1,050,959)	1,355,876	1,138,618	1,182,859
Land	652,002	—	652,002	616,621	611,208
Buildings	1,754,833	(1,050,959)	703,874	521,997	571,651
OTHER	3,426,842	(2,770,448)	656,394	581,775	667,557
Installations	301,700	(205,052)	96,648	76,422	74,895
Furniture and equipment	331,858	(271,220)	60,638	45,057	56,986
EDP Systems	2,501,379	(2,101,978)	399,401	386,558	459,271
Other (Communication, security, and transportation)	291,905	(192,198)	99,707	73,738	76,405

DEFERRED CHARGES	920,108	(468,970)	451,138	346,222	220,496

Leasehold improvements	391,192	(165,141)	226,051	191,972	120,349
Expenses on acquisition of software	518,542	(296,900)	221,642	150,805	96,869
Other deferred expenses	10,374	(6,929)	3,445	3,445	3,278

TOTAL with BKB	6,753,785	(4,290,377)	2,463,408	—	2,070,912

TOTAL Without BKB	5,995,700	(3,929,085)	2,066,615	2,066,615	2,070,912

TOTAL at 09/30/2005	5,861,226	(3,790,314)	2,070,912	—	2,070,912

(*)	Includes amounts pledged in guarantee in voluntary deposits (Note 11b).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	133

NOTE 15 - STOCKHOLDERS’  EQUITY

a)	Capital

At the Extraordinary Stockholders’ Meeting held on August 25, 2006 the stockholders resolved to transfer all shares of BankBoston and Libero Trading International Ltd, which was effectively carried out on September 1, 2006 (Note 2a). Accordingly, capital stock increased by R$ 4,581,120, which was carried out by issuing 68,518,094 book-entry preferred shares with no par value.

Capital comprises 1,201,459,384 book-entry shares with no par value, of which 605,963,420 are common and 595,495,964 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the control block, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 12,881,120 (R$ 8,300,000 at 09/30/2005), of which R$ 9,724,220 (R$ 6,709,531 at 09/30/2005) refers to stockholders domiciled in the country and R$ 3,156,900 (R$ 1,590,469 at 09/30/2005) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period.

	NUMBER			Total Value

	Common	Preferred	Total

Shares of capital stock at 12/31/2005	605,963,420	526,977,870	1,132,941,290
ASM held on 08/25/2006	—	68,518,094	68,518,094
Shares of capital stock at 09/30/2006	605,963,420	595,495,964	1,201,459,384
Treasury shares at 12/31/2005	4,387,823	24,544,000	28,931,823	(1,296,027)
Purchases of shares	58,700	—	58,700	(3,176)
Disposals - plan for granting stock options	—	(4,086,690)	(4,086,690)	179,907
Treasury shares at 09/30/2006 (*)	4,446,523	20,457,310	24,903,833	(1,119,296)

Outstanding shares at 09/30/2006	601,516,897	575,038,654	1,176,555,551

Outstanding shares at 09/30/2005	604,980,960	509,023,070	1,114,004,030

(*)	Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of the shares repurchased in the period as well as the average cost of treasury shares and their market price at 09/30/2006:

Cost/Market Value	Common	Preferred

Purchases in the period
Minimum	49.17	—
Weighted average	54.10	—
Maximum	56.56	—

Total Treasury Shares
Average cost	49.19	44.02
Market Value	54.50	65.10

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	134

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.055 per share to be paid to preferred shares.

The monthly advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment is made in the first working day of the following month, in the amount of R$ 0.024 per share as from April 3, 2006, as approved in the Board of Directors’ meeting held on February 20, 2006.

I –	Calculation

Net income	5,141,503
Adjustments:
(-) Legal reserve	(257,075)
Dividend calculation basis	4,884,428
Dividends and interest on capital paid/advanced/provided for	1,221,107	25.0%

II –	Payments/Provision of Interest on Capital and Dividends

	Gross	WTS	Net

Paid / Prepaid	541,652	(53,660)	487,993
2 monthly installments of R$ 0.021 per share paid in February and March 2006	46,425	(6,964)	39,461
6 monthly installments of R$ 0.024 per share paid from April to September 2006	159,514	(23,927)	135,587
Supplementary - R$ 0.303 per share - to be paid on 08/21/2006:	335,713	(22,769)	312,944
Interest on capital - R$ 0.137 per share	151,791	(22,769)	129,022
Dividends - R$ 0.166 per share	183,922	—	183,922
Provided for (*)	862,487	(129,372)	733,115
1 monthly installment of R$ 0.024 per share to be paid in October 2006	26,591	(3,989)	22,602
Provided for to be declared	835,896	(125,383)	710,513
Total from 01/01 to 09/30/2006 - R$ 1.224 per share	1,404,139	(183,032)	1,221,107

Total from 01/01 to 09/30/2005 - R$ 1.183 per share	1,318,172	(197,726)	1,120,446

(*)	Recorded in Other Liabilities - Social and Statutory.

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c)	Capital and revenue reserves

	09/30/2006	09/30/2005

CAPITAL RESERVES - Premium on subscription of shares	1,290,005	1,289,969
REVENUE RESERVES	11,492,810	6,993,718
Legal	866,545	539,965
Statutory:	10,626,265	6,453,753

- Dividends equalization (1)	4,743,365	3,082,654
- Working capital increase (2)	2,082,480	1,283,815
- Increase in capital of investees (3)	3,800,420	2,087,284

(1)

Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment or advances of dividends, including interest on  own capital, to maintain the flow of the stockholders’ compensation

(2)	Reserve for Working Capital - its purpose is to guarantee funds for the Banks’ operations.
(3)	Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Reconciliation of Net Income and Stockholders’ Equity

The difference between the Net Income and Stockholders’ Equity of ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income on intercompany operations, on which the related taxes were deferred.

	Net income			Stockholders’ equity

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005	09/30/2006	09/30/2005

ITAÚ HOLDING	5,141,503	5,141,503	3,931,389	24,666,230	16,124,843
Goodwill amortization	(2,670,803)	(2,670,803)	45,852	(4,255,307)	(1,628,856)
Deferred tax asset	558,505	558,505	(164,411)	1,284,868	737,406
Unrealized income (loss)	80	80	13,704	(2,686)	(4,173)
Effects of the BKB acquisition (Note 14a II)	—	1,763,623	—	—	—
ITAÚ HOLDING CONSOLIDATED AFTER THE BKB ACQUISITION	3,029,285	4,792,908	3,826,534	21,693,105	15,229,220

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	136

e)	Stock Option Plan

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, to one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the “vesting” and “blackout” periods for exercising the options. Options may be granted to eligible employees of Itaú Holding or officers and employees of controlled companies for extraordinary and significant reasons and at the employment of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting records related to the plan are carried out upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders’ Equity.

The dilution percentage of the current stockholders’ interest, taking into consideration the final vesting period of all granted and not yet exercised options, would be 0.10% for 2006, 0.39% for 2007, 0.39% for 2008, 0.39% for 2009, 0.32% for 2010 and 0.36% for 2011.

Should the method of recognizing the granted option premiums in expenses be adopted, the effects in results based on the binomial stock pricing model would amount to R$ 47,019 in the period and R$ 187,457 in future periods until the end of the vesting period falling due on December 31, 2010.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	137

I -       Total granted options

Granting		Vesting period until	Exercise period until	Exercise price restated (R$1)	Options

Nº	Date				Granted	Exercised	Cancelled	Not exercised

Closed Series					21,327,500	20,967,500	360,000	-

5th	02/22/1999	12/31/2003	12/31/2006	13.82	4,641,000	4,563,100	34,000	43,900
5th	05/02/2005	12/31/2003	12/31/2006	13.82	9,680	7,740	-	1,940
6th	02/14/2000	12/31/2004	12/31/2007	21.09	5,332,000	5,044,000	254,000	34,000
6th	05/02/2005	12/31/2004	12/31/2007	21.09	12,390	-	-	12,390
7th	02/19/2001	12/31/2005	12/31/2008	27.34	5,100,000	3,936,850	216,000	947,150
7th	03/10/2003	12/31/2005	12/31/2008	27.34	60,000	-	-	60,000
7th	05/02/2005	12/31/2005	12/31/2008	27.34	14,900	-	-	14,900
7th	02/19/2001	12/31/2005	12/31/2008	27.20	220,000	185,000	-	35,000
8th	03/04/2002	12/31/2006	12/31/2009	25.91	90,000	-	-	90,000
8th	03/04/2002	12/31/2006	12/31/2009	26.07	5,341,500	664,000	253,500	4,424,000
8th	01/07/2004	12/31/2006	12/31/2009	26.07	62,500	-	-	62,500
8th	05/02/2005	12/31/2006	12/31/2009	26.07	14,060	-	-	14,060
9th	03/10/2003	12/31/2007	12/31/2010	17.00	135,000	30,000	-	105,000
9th	03/10/2003	12/31/2007	12/31/2010	17.67	5,339,000	703,000	214,000	4,422,000
9th	01/07/2004	12/31/2007	12/31/2010	17.67	62,500	-	-	62,500
9th	05/02/2005	12/31/2007	12/31/2010	17.67	11,270	-	-	11,270
9th	08/01/2005	12/31/2007	12/31/2010	17.67	10,000	-	-	10,000
10th	02/16/2004	12/31/2008	12/31/2011	26.68	5,046,950	185,000	245,300	4,616,650
10th	08/01/2005	12/31/2008	12/31/2011	26.68	10,000	-	-	10,000
11th	02/21/2005	12/31/2009	12/31/2012	37.55	4,016,200	118,000	96,300	3,801,900
11th	08/01/2005	12/31/2009	12/31/2012	37.55	10,000	-	-	10,000
12th	02/21/2006	12/31/2010	12/31/2013	57.87	4,323,500	24,000	42,000	4,257,500

				Total	61,189,950	36,428,190	1,715,100	23,046,660

II -     Change in stock options

	Number	Price (*)

Balance at 12/31/2005	23,000,850	26.18
Options:
. Granted	4,323,500
. Cancelled	(191,000)
. Exercised	(4,086,690)
Balance at 09/30/2006	23,046,660	31.53

(*) Weighted average exercise price.

III -    Exercised options in the period (R$1)

Granting	Number of shares	Exercise price (*)	Market value (*)

5th	18,840	13.79	65.52
6th	5,000	20.69	60.89
7th	3,756,350	26.88	63.62
8th	85,500	25.68	68.83
9th	10,000	17.44	68.21
10th	69,000	26.19	62.50
11th	118,000	37.14	64.47
12th	24,000	54.94	67.70

Total	4,086,690	27.21	63.77

(*) Weighted average value

IV -     Effect of the option exercise

Amount received for the sale of shares - exercised options	111,203
(-) Cost of treasury shares sold	(179,907)
Effect on sale (*)	(68,704)

(*) Recorded on revenue reserves

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	138

NOTE 16 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk. The unconsolidated related parties are the following:

•	The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•

Fundação Itaubanco, FUNBEP – Multisponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG) and Itaubank Association of Private Social Security, closed-end private pension funds that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and

•

Fundação Itaú Social, Instituto Itaú Cultural and Fundação Itaubank, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e, Note 21f and Note 21g.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

•

Bank transactions under normal conditions, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as current accounts, investments in and redemption of securities and the provision of custody/management services.

•	Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

•	Rental of real estate from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	139

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

	BOOK VALUE			MARKET

	With BKB	Without BKB		With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005	09/30/2006	09/30/2006	09/30/2005

Interbank deposits	10,504,986	9,086,586	9,614,204	10,522,523	9,104,123	9,629,494
Securities and derivative financial instruments	42,647,503	41,376,470	30,818,866	42,800,591	41,529,558	31,384,451

Additional provision (exceeding minimum required)
Adjustment of available-for-sale securities
Adjustment of held-to-maturity securities
Loan, lease and other credit operations	73,127,197	64,860,086	51,916,950	73,206,888	64,939,777	52,159,050
Investment in BPI	631,004	631,004	441,209	2,156,506	2,156,506	1,209,231

Parent company
Minority stockholders (1)
Funding and borrowing (2)	34,438,706	31,630,000	24,793,298	34,420,376	31,611,670	24,801,162
Securitization of foreign payment orders	1,534,175	1,534,175	1,204,606	1,539,547	1,539,547	1,209,503
Subordinated debts	4,547,323	4,547,323	4,448,871	4,526,204	4,526,204	4,432,960
Treasury shares	1,119,296	1,119,296	753,438	1,574,106	1,574,106	1,005,216
Total unrealized

	Unrealized income (loss) (3)

	Result			Stockholders’ equity

	With BKB	Without BKB		With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005	09/30/2006	09/30/2006	09/30/2005

Interbank deposits	17,537	17,537	15,290	17,537	17,537	15,290
Securities and derivative financial instruments	299,609	300,204	1,037,666	153,088	153,088	565,585

Additional provision (exceeding minimum required)	—	—	400,000	—	—	400,000
Adjustment of available-for-sale securities	117,867	118,462	455,753	—	—	—
Adjustment of held-to-maturity securities	181,742	181,742	181,913	153,088	153,088	165,585
Loan, lease and other credit operations	79,691	79,691	242,100	79,691	79,691	242,100
Investment in BPI	1,525,502	1,525,502	768,022	1,525,502	1,525,502	768,022

Parent company	899,424	899,424	452,819	899,424	899,424	452,819
Minority stockholders (1)	626,078	626,078	315,203	626,078	626,078	315,203
Funding and borrowing (2)	18,330	18,330	(7,864)	18,330	18,330	(7,864)
Securitization of foreign payment orders	(5,372)	(5,372)	(4,897)	(5,372)	(5,372)	(4,897)
Subordinated debts	21,119	21,119	15,911	21,119	21,119	15,911
Treasury shares	—	—	—	454,810	454,810	251,778
Total unrealized	1,956,416	1,957,011	2,066,228	2,264,705	2,264,705	1,845,925

(1)	The investment held by minority stockholders does not affect the result of ITAÚ HOLDING.
(2)	Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.
(3)	It does not consider corresponding tax effects.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	140

To obtain the market values for these financial instruments, the following criteria were adopted:

•

Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on October 2, 2006 for floating-rate securities.

•

Securities and derivative financial instruments, according to the rules established by Circular Letters 3068 and 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

•

Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

•	Investments in affiliates - Abroad(BPI) are determined based on stock market quotations, book value per share and auction quotations.

•

Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates and swap market rates for fixed-rate securities, and market interest rates for fixed-rate securities published in the Gazeta Mercantil on October 2, 2006, for floating-rate securities. The effects of hedges (swap contracts) are also taken into account.

•

Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

•

Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

•

Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	141

NOTE 18 – BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit Plan

Supplementary Retirement Plan - PAC (1)
Franprev Benefit Plan - PBF (1)
Fundação Itaubanco	002 Benefit Plan - PB002 (1)
Supplementary Retirement Plan - Flexible Premium
Annuity (ACMV) (1)
Itaulam Basic Plan- PBI (1)
Itaulam Supplementary Plan - PSI (2)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)

Citiprevi - Entidade Fechada de Previdência Complementar	Credicard Retirement Plan (1)
(Orbitall/Credicard Itaú)	Credicard Supplementary Retirement Plan (2)

Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

(1)	Defined benefit plan
(2)	Variable contribution plan
(3)	Defined contribution plan

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 26,404 (R$ 20.206 from January 1 to September 30, 2005). The contribution rate increases based on the beneficiary’s salary.

b)	Post-employment benefits:

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance of obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 6,572 (R$ 6.659 from January 1 to September 30, 2005). The contribution rate increases based on the beneficiary’s age.

c)	Net value of assets and actuarial liabilities of the benefit plans:

The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000, of December 13, 2000, are summarized below.

	With and Without BKB

	09/30/2006	09/30/2005

Net assets of the plans	9,934,011	8,924,895
Actuarial liabilities	(8,489,257)	(7,352,351)

Surplus (*)	1,444,754	1,572,544

(*) According to paragraph 49.g of the attachment to CVM Deliberation 371/00, the net surplus was not recognized..

(*) In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 30,535 (R$ 26,948 at 09/30/2005) (Note 12c) to cover insufficient actuarial reserves.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	142

d)	Changes in net assets and actuarial liabilities, and surplus

	With and Without BKB

	01/01 to 09/30/2006			01/01 to 09/30/2005

DESCRIPTION	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus

Present value - beginning of the period	9,178,748	(8,035,973)	1,142,775	8,264,190	(6,967,474)	1,296,716
Expected return on assets/ Cost of current service + interest	495,665	(759,551)	(263,886)	752,762	(651,972)	100,790
Benefits paid	(286,304)	286,304	—	(267,095)	267,095	—
Contributions of sponsors/participants	47,844	—	47,844	46,092	—	46,092
Gains/(losses) in the period (1)/(2)	498,058	19,963	518,021	128,946	—	128,946
Present value - end of the period	9,934,011	(8,489,257)	1,444,754	8,924,895	(7,352,351)	1,572,544

(1)	The gains in assets correspond to the actual earnings obtained above the expected return rate on assets .
(2)	Gains on actuarial liabilities refer to the revision of future contributions.

e)	Main assumptions used in actuarial valuation:

Discount rate	10.24% p.a.
Expected return rate on assets	12.32% p.a.
Mortality table	GAM-83
Turnover (1)	Exp.Itaú 1999/2001
Future salary growth	7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.
Inflation	4.00% p.a.
Actuarial method	Projected Unit. Credit(2)

(1)	The turnover assumption is based on the effective experience of ITAÚ HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.
(2)

Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amounts multiplied by the ratio between the time of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	143

NOTE 19 - INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.

	09/30/2006	09/30/2005	09/30/2006	09/30/2005	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Assets
Current and long-term receivables
Cash and cash equivalents	69,848	43,183	42,633	34,078	212,896	40,088	76,023	31,604
Interbank investments	2,436,096	2,716,482	—	—	3,370,836	3,403,498	1,711,011	1,337,710
Securities	2,671,654	2,356,611	240,843	254,120	2,185,958	1,567,927	1,085,781	1,393,114
Loans, lease and other credit operations	561,741	891,423	814,294	662,999	2,225,776	1,830,341	66	4,572
Prepaid expenses	17,543	20,194	2,443	1,136	8,291	6,885	46	52
Other assets	406,355	196,970	201,501	222,027	113,008	133,584	139,468	138,845
Permanent assets
Investments	555,098	565,553	5,921	5,845	548,433	386,788	3	—
Fixed assets and deferred charges	7,064	8,837	35,692	40,831	16,812	16,689	2,663	—
Total	6,725,399	6,799,253	1,343,327	1,221,036	8,682,010	7,385,800	3,015,061	2,905,897

Liabilities
Current and long-term liabilities
Deposits	1,463,081	1,199,155	1,090,279	960,466	4,240,417	3,715,308	642,537	604,881
Demand deposits	763,423	30,396	271,153	322,484	392,267	355,963	60,606	346,896
Savings accounts	—	—	285,954	241,951	—	—	—	—
Interbank deposits	6,901	145,140	96,838	74,888	1,366,621	71,354	428,822	196,872
Time deposits	692,757	1,023,619	436,334	321,143	2,481,529	3,287,991	153,109	61,113
Deposits received under securities repurchase agreements	313,683	537,399	—	—	173,753	245,117	28,397	34,489
Funds from acceptances and issue of securities	484,247	719,713	—	—	2,165,746	1,953,754	193,556	—
Borrowings	82,713	226,384	—	—	855,966	281,631	5,310	5,175
Derivative financial instruments	43,791	122,286	—	—	23,547	26,512	45,749	38,762
Other liabilities	2,475,775	2,183,547	35,095	42,705	37,644	112,497	896,725	950,894
Deferred income	4,774	5,948	—	—	3,972	1,947	2	3
Minority interest in subsidiaries	—	—	—	—	134	130	—	—
Stockholders’ equity
Capital and reserves	1,790,183	1,824,398	207,937	216,770	1,096,144	952,784	1,235,794	1,209,863
Net Income	67,152	(19,577)	10,016	1,095	84,687	96,120	(33,009)	61,830
Total	6,725,399	6,799,253	1,343,327	1,221,036	8,682,010	7,385,800	3,015,061	2,905,897

	Non-financial (3)		Banco Itaú-BBA S.A. Subsidiaries (4)		BKB Subsidiaries (5)	Foreign consolidated (6)

	09/30/2006	09/30/2005	09/30/2006	09/30/2005	09/30/2006	09/30/2006	09/30/2005

Assets
Current and long-term receivables
Cash and cash equivalents	513,989	38,723	76,804	37,134	3,223	490,443	202,598
Interbank investments	47,252	438,212	2,381,290	2,092,519	1,228,705	6,931,046	6,635,639
Securities	59,005	85,414	5,818,660	4,785,453	52,633	11,686,584	10,014,714
Loans, lease and other credit operations	—	—	2,889,850	1,838,579	341,037	6,835,415	5,227,820
Prepaid expenses	46	90	6,846	7,432	—	35,336	35,898
Other assets	40,006	130,864	328,323	410,920	4,059	1,232,709	1,221,484
Permanent assets
Investments	2,720,997	2,543,055	30,451	27,912	1,088	638,371	447,753
Fixed assets and deferred charges	2,385	864	323	196	—	65,653	67,913
Total	3,383,680	3,237,222	11,532,547	9,200,145	1,630,745	27,915,557	23,853,819

Liabilities
Current and long-term liabilities
Deposits	—	2	4,134,208	2,859,491	16,669	6,767,315	5,882,527
Demand deposits	—	—	40,414	36,073	—	665,462	751,988
Savings accounts	—	—	—	—	—	285,954	241,951
Interbank deposits	—	—	—	—	16,669	519,669	436,652
Time deposits	—	2	4,093,794	2,823,418	—	5,296,230	4,451,936
Deposits received under securities repurchase agreements	—	—	1,109,166	1,234,289	—	1,432,372	1,876,888
Funds from acceptances and issue of securities	—	—	225,412	83,237	344,299	3,406,266	2,653,375
Borrowings	11	142	2,774,172	2,697,382	325,030	3,966,053	3,210,619
Derivative financial instruments	6,415	—	546,166	206,601	27,689	654,514	358,135
Other liabilities	68,955	59,421	573,678	367,684	7,476	4,026,833	3,648,761
Deferred income	421	387	2,390	1,931	—	11,559	10,216
Minority interest in subsidiaries	155	177	—	—	—	83,995	117,624
Stockholders’ equity
Capital and reserves	3,143,448	2,980,349	2,035,182	1,677,820	870,432	7,212,424	5,762,668
Net Income	164,275	196,744	132,173	71,710	39,150	354,226	333,006
Total	3,383,680	3,237,222	11,532,547	9,200,145	1,630,745	27,915,557	23,853,819

(1)	Banco Itaú S.A., Grand Cayman, New York and Tokyo Branches and Banco Itaú Holding Financeira S. A. - Grand Cayman Branch.
(2)	Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and BIE Cayman, Ltd.
(3)

Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A.(only on 09/30/2005), Itaú Asset Management S. A. Sociedad Gerente de Fondos Comunes de Inversión, Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda.(only on 09/30/2005), Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc, Jasper International Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S. A. (a company merged into in August 2005), Banco Del Paraná S. A. , Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation and Itaú Sociedad de Bolsa S.A.

(4)

Peroba Ltd. (current name of BBA-Creditanstalt Bank Ltd.), Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , and AKBAR - Marketing e Serviços, Lda (dissolved on 08/31/2006).

(5)	Banco Itaubank S.A. - Nassau Branch and Líbero Trading International Ltd.
(6)	Information on foreign consolidated presents balances net of eliminations from consolidation.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	144

NOTE 20 – RECLASSIFICATION FOR COMPARISON PURPOSES

We reclassified some balances as of September 30, 2005, for comparison purposes, in view of the regrouping of the headings, in the Balance Sheet, of Derivative Financial Instruments and Negotiation and Intermediation of Securities - related to adjustment to market value of future contracts; Foreign Exchange Portfolio - related to the reclassification in Other Liabilities of Advances on Exchange Contracts; and the reclassification of Tax Contingencies from Liabilities - Tax and Social Security to Other Sundry Liabilities, in such a way as to comply with CVM Deliberation 489 of October 3, 2005, and the more adequate classification of Banking Service Fees and Extraordinary Result in the Statement of Income.

	Prior Balances	Reclassifications	Current balances

CURRENT ASSETS AND LONG-TERM RECEIVABLES	141,873,396	1,267,508	143,140,904
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	30,829,740	(10,874)	30,818,866
Derivative financial instruments	2,943,639	(10,874)	2,932,765
OTHER RECEIVABLES	20,225,897	1,278,382	21,504,279
Foreign exchange portfolio	8,471,178	1,267,508	9,738,686
Negotiation and intermediation of securities	898,815	10,874	909,689
TOTAL ASSETS	144,671,189	1,267,508	145,938,697

CURRENT AND LONG-TERM LIABILITIES	128,337,380	1,267,508	129,604,888
DERIVATIVE FINANCIAL INSTRUMENTS	1,884,042	12,514	1,896,556
OTHER LIABILITIES	31,672,843	1,254,994	32,927,837
Foreign exchange portfolio	8,831,229	1,267,508	10,098,737
Negotiation and intermediation of securities	1,152,687	(12,514)	1,140,173
TOTAL LIABILITIES	144,671,189	1,267,508	145,938,697

STATEMENT OF INCOME FOR THE PERIOD

OTHER OPERATING INCOME (EXPENSES)	(2,277,894)	(235,245)	(2,513,139)
Banking service fees	5,615,804	—	5,615,804
Current account services	1,053,831	(29,632)	1,024,199
Other	432,499	29,632	462,131
Equity in earnings of affiliates	(41,198)	39,755	(1,443)
Other operating expenses	(764,033)	(275,000)	(1,039,033)
OPERATING INCOME	6,242,074	(235,245)	6,006,829
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	6,249,896	(235,245)	6,014,651
INCOME TAX AND SOCIAL CONTRIBUTION	(1,982,107)	43,500	(1,938,607)
To offset related to temporary differences	146,621	43,500	190,121
EXTRAORDINARY RESULT	(191,745)	191,745	—
NET INCOME	3,826,534	—	3,826,534

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	145

NOTE 21 – ADDITIONAL INFORMATION

a)

Insurance policy - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currencies

The balances in reais linked to foreign currency were:

	With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005

Permanent foreign investments	7,566,650	6,660,586	6,095,674
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(11,092,327)	(10,516,284)	(9,379,914)
Net foreign exchange position (*)	(3,525,677)	(3,855,698)	(3,284,240)

(*) If the participation of the other shareholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (4,209,803), (R$ (3,866,348) at 09/30/2005).

The net foreign exchange position, considering the tax effects on the net balance of the other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)

Investment funds and managed portfolios - ITAÚ HOLDING through its subsidiaries, manages the following type of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers’ and Group portfolios, domestic and foreign, classified in memorandum accounts, distributed, as follows:

	Amount			Amount (*)			Number of funds

	With BKB	Without BKB		With BKB	Without BKB		With BKB	Without BKB

	09/30/2006	09/30/2006	09/30/2005	09/30/2006	09/30/2006	09/30/2005	09/30/2006	09/30/2006	09/30/2005

Investment funds	166,821,595	139,539,800	104,008,350	166,821,595	139,539,800	104,008,350	959	759	687
Fixed income	156,899,943	131,229,685	100,743,956	156,899,943	131,229,685	100,743,956	852	670	605
Shares	9,921,652	8,310,115	3,264,394	9,921,652	8,310,115	3,264,394	107	89	82
Managed portfolio	49,028,293	47,329,027	35,970,465	10,043,502	9,638,185	8,328,489	4,123	4,087	4,116
Customers	31,756,795	30,057,529	19,473,780	6,497,430	6,092,113	4,472,545	4,077	4,041	4,066
Itaú Group	17,271,498	17,271,498	16,496,685	3,546,072	3,546,072	3,855,944	46	46	50
TOTAL	215,849,888	186,868,827	139,978,815	176,865,097	149,177,985	112,336,839	5,082	4,846	4,803

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds from consortia

	With and without BKB

	09/30/2006	09/30/2005

Monthly estimate of installments receivable from participants	31,987	37,990
Group liabilities by installments	1,217,345	1,501,253
Participants - assets to be delivered	1,056,812	1,345,154
Funds available for participants	182,456	157,045

(In units)
Number of managed groups	862	971
Number of current participants	111,833	134,423
Number of assets to be delivered to participants	44,788	62,474

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	146

e)

Fundação Itaú Social - ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program” which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Itaú Social Program” and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 1,339 in the period, and the Foundation’s net assets totaled R$ 371,570 at September 30, 2006. The income arising from its investments will be used for the Foundation’s social purposes.

f)

Instituto Itaú Cultural – IIC - ITAÚ HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 15,500 (R$ 16,450 from January 1 to September 30, 2005).

g)

Fundação ItauBank -  BKB is the sponsor of Fundação ItauBank, an entity that invests technical resources and financial funds in the partnership with non-governmental organizations focused on actions for children and youth,  and develops the Citizen Participation Program, a channel of mobilization and volunteer participation of employees and their families in social programs and projects. The donations made totaled  R$ 1,217 in the period from May 1 to September 30, 2006.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	147

h)	Statement of Cash Flows
I - ITAÚ HOLDING CONSOLIDATED

	With BKB	Without BKB

	01/01 to 09/30/2006	01/01 to 09/30/2006	01/01 to 09/30/2005

Adjusted net income	11,160,603	12,004,384	8,002,070
Net income	3,029,285	3,029,285	3,826,534
Adjustment to net income:	8,131,318	8,975,099	4,175,536
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(302,759)	(171,470)	24,347
Allowance for loan losses	4,833,939	4,392,930	2,496,437
Results from operations with subordinated debts	248,669	248,669	(21,906)
Results from securitization of foreign payment orders	(44,988)	(44,988)	(262,040)
Change in technical provision for insurance, pension plan and capitalization	2,052,867	2,052,867	1,832,087
Depreciation and amortization	483,640	421,560	433,667
Amortization of goodwill	2,597,837	2,597,837	—
Adjustment to legal liabilities - tax and social security	263,173	311,333	(53,617)
Adjustment to provision for contingent liabilities	(318,685)	(210,828)	41,418
Provision for corporate restructuring	—	—	75,000
Deferred taxes	(1,493,727)	(486,839)	(190,121)
Equity in earnings of affiliates	(133,828)	(133,828)	1,443
Income from held-to-maturity securities	(56,892)	(56,892)	(85,981)
Minority interest result	29,078	29,077	(87,522)
Others	(27,006)	25,671	(27,676)
Change in assets and liabilities	(32,767,665)	(24,603,953)	(12,461,636)
(Increase) Decrease in interbank investments	(6,759,952)	(5,541,584)	(3,428,870)
(Increase) Decrease in securities and derivative financial instruments (assets/liabilities)	(9,885,446)	(9,196,682)	(2,792,704)
(Increase) Decrease in Central Bank of Brazil compulsory deposits	226,972	1,304,184	376,013
(Increase) Decrease in interbank and interbranch accounts (assets/liabilities)	2,264,969	231,417	448,476
(Increase) Decrease in loan, lease and other credit operations	(21,432,743)	(12,724,623)	(10,059,876)
(Increase) Decrease in other receivables and assets	(1,483,284)	(1,674,640)	(224,683)
(Increase) Decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	174,051	87,761	140,832
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	841,259	841,259	630,469
(Decrease) Increase in other liabilities	3,278,386	2,067,449	2,436,201
(Decrease) Increase in deferred income	8,123	1,506	12,506
OPERATING ACTIVITIES - Net cash provided by / (invested)	(21,607,062)	(12,599,569)	(4,459,566)
Interest on capital/Dividends received	44,953	44,953	32,682
Funds from interest received and redemption of held-to-maturity securities	373,029	373,029	1,674,121
Disposal of assets not for own use	293,813	292,877	132,157
Sale of investments	31,697	29,543	5,622
Sale of fixed assets for use	77,380	65,175	19,266
Purchase of securities held to maturity	(10,073)	(10,073)	(9,965)
Purchase of foreclosed assets	(293,699)	(290,042)	(131,778)
Purchase of investments	(106,607)	(76,590)	(19,501)
Acquisition of BKB (Note 2a e 14a II)	(2,597,837)	(4,581,120)	—
Book value	—	(1,983,283)	—
Goodwill	(2,597,837)	(2,597,837)	—
Purchase of fixed assets	(646,246)	(302,684)	(283,045)
Deferred charges	(275,447)	(147,932)	(60,189)
Change in participation of minority interest	103,763	103,759	2,100
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)	(3,005,274)	(4,499,105)	1,361,470
Increase (Decrease) in deposits	4,905,682	1,954,391	2,458,149
Increase (Decrease) in deposits received under securities repurchase agreements	13,044,853	11,412,600	4,334,677
Increase (Decrease) in funds for issuance of securities	2,607,336	2,263,037	1,321,933
Increase (Decrease) in borrowings and onlendings	2,441,776	(560,173)	(1,927,559)
Increase (Decrease) in credit cards operations	50,636	(207,721)	176,841
Increase (Decrease) in securitization of foreign payment orders	293,828	293,828	(436,381)
Increase (Decrease) in subordinated debts	(285,767)	(285,767)	(294,563)
Granting of stock options	111,203	111,203	108,832
Capital increase with transfer of shares	4,581,120	4,581,120	—
Purchase of treasury shares	(3,176)	(3,176)	(1,090,560)
Interest on capital paid	(1,664,528)	(1,664,528)	(1,430,734)
FINANCING ACTIVITIES - Net cash provided by / (invested)	26,082,963	17,894,814	3,220,635
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	1,470,627	796,140	122,539
At the beginning of the period	2,084,562	2,084,562	1,930,452
At the end of the period	3,555,189	2,880,702	2,052,991

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	148

II - ITAÚ HOLDING

	01/01 to 09/30/2006	01/01 to 09/30/2005

Adjusted net income	7,504	(15,774)
Net income	5,141,503	3,931,389
Adjustment to net income:	(5,133,999)	(3,947,163)
Deferred taxes	(244,862)	(155,100)
Equity in earnings of subsidiaries	(4,889,223)	(3,792,080)
Depreciation and amortization	86	17
Change in assets and liabilities	528,407	(456,322)
(Increase) Decrease in interbank investments	715,759	(917,824)
(Increase) Decrease in securities and derivative financial instruments (assets/liabilities)	(22,351)	13,566
(Increase) Decrease in other receivables and assets	18,539	257,525
Increase (Decrease) in other liabilities	(183,540)	190,411
OPERATING ACTIVITIES - Net cash provided by / (invested)	535,911	(472,096)
Interest on capital/Dividends received	1,252,753	2,931,048
Purchase of investments	(4,698,470)	(46,206)
Purchase of fixed assets / Deferred charges	(152)	(273)
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)	(3,445,869)	2,884,569
Increase of capital through transfer of shares (Notes 2a and 15a)	4,581,120	—
Granting of stock options	111,203	108,832
Purchase of treasury shares	(3,176)	(1,090,560)
Interest on capital paid	(1,664,528)	(1,430,734)
FINANCING ACTIVITIES - Net cash provided by / (invested)	3,024,619	(2,412,462)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	114,661	11
At the beginning of the period	281	45
At the end of the period	114,942	56

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	149

i)	Consolidated Statement of Added Value

	With BKB		Without BKB

	01/01 to 09/30/2006	Share %	01/01 to 09/30/2006	Share %	01/01 to 09/30/2005	Share %

Income from financial operations (a)	9,202,847	—	8,976,582	—	8,519,968	—
Result from operations with insurance, pension plan and capitalization (b)	813,354	—	813,354	—	580,658	—
Other operating revenues/expenses (c)	(519,080)	—	2,118,406	—	1,352,703	—
Added value (d = a +b +c)	9,497,121	—	11,908,342	—	10,453,329	—
Compensation of employees (e) (*)	3,724,354	39.2	3,462,506	29.1	3,029,618	29.0
Payment of taxes and contributions (f)	2,714,405	28.6	3,623,851	30.4	3,684,699	35.3
Amount distributed to stockholders (g)	1,404,139	14.8	1,404,139	11.8	1,318,172	12.6
Reinvestment of profits (h)	1,654,223	17.4	3,417,846	28.7	2,420,840	23.1
Parent company	1,625,146	17.1	3,388,769	28.5	2,508,362	23.9
Minority interests	29,077	0.3	29,077	0.2	(87,522)	(0.8)
Distribution of added value (i = e + f + g + h)	9,497,121	100.0	11,908,342	100.0	10,453,329	100.0

(*)	Does not include social security contributions.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	150

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1

We have carried out limited reviews of the accounting information included in the Quarterly Information of Banco Itaú Holding Financeira S.A. and Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated) for the nine-month periods ended September 30, 2006 and 2005, consisting of the consolidated balance sheet and the corresponding consolidated statement of income. This information is the responsibility of the management of the Bank.

2

Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Banco Itaú Holding Financeira S.A. and its subsidiaries.

3

Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

4

As described in Note 2 to the financial statements, on May 1, 2006, Banco Itaú Holding Financeira S.A. and Bank of America Corporation signed an agreement with the objective of Banco Itaú Holding Financeira S.A. acquiring the operations in Brazil on BankBoston Banco Múltiplo S.A. and its subsidiary companies (corporate name changed to Bank ItauBank S.A.). On August 22, 2006, the transaction was approved by Brazilian Central Bank and the Extraordinary General Meeting held on August 25, 2006 approved the merger of all the capital stock of BankBoston Banco Múltiplo S.A. and its subsidiary companies. For a better understanding of the growth in stockholders’ equity and its comparision, considering the aforementioned acquisition, the consolidated financial statements for the nine-month period ended September 30, 2006 and the explanatory notes are presented with and without the balances of Banco ItauBank S.A. and subsidiary companies.

São Paulo, October 30, 2006.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	151

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	Publicly-held company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

                    The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the financial statements for the period from January to September of 2006, have verified the accuracy of all the items examined, understanding them to adequately reflect the company’s capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company’s Board of Directors.

São Paulo-SP, October 30, 2006.

IRAN SIQUEIRA LIMA President

ALBERTO SOZIN FURUNGUEM Member

FERNANDO ALVES DE ALMEIDA Member

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2006	|	152

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Itau Holding Financeira S.A.
(Registrant)

Date: November 06, 2006	By:	/s/ Alfredo Egydio Setubal

	Name:	Alfredo Egydio Setubal
	Title:	Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho

	Name:	Silvio Aparecido de Carvalho
	Title:	Executive Director of Controllership